  As filed with the Securities and Exchange Commission on April 14, 2000
                                                      Registration No. 333-33166
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                            Time Warner Telecom Inc.
             (Exact name of registrant as specified in its charter)
                                ---------------

                     Delaware                                          84-1500624
 (State or other jurisdiction of incorporation or
                   organization)                        (I.R.S. Employer Identification Number)

                                ---------------

                            10475 Park Meadows Drive
                           Littleton, Colorado 80124
                                 (303) 566-1000
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                ---------------
                                 PAUL B. JONES
                   Senior Vice President and General Counsel
                            Time Warner Telecom Inc.
                            10475 Park Meadows Drive
                           Littleton, Colorado 80124
                                 (303) 566-1000
           (Name, address, including zip code, and telephone number,
                 including phone number, of agent for service)
                                ---------------

                                   Copies to:

     WILLIAM P. ROGERS, JR.               FAITH D. GROSSNICKLE                 STEPHEN M. BESEN
     Cravath, Swaine & Moore              Shearman & Sterling            Weil, Gotshal & Manges, LLP
         Worldwide Plaza,                 599 Lexington Avenue                 767 Fifth Avenue
        825 Eighth Avenue            New York, New York 10022-6069         New York, New York 10153
     New York New York 10019                 (212) 848-4000                     (212) 310-8000
          (212) 474-1270

                                ---------------
  Approximate date of commencement of proposed sale to the public: At such time or times after the effective date of this registration statement as the selling stockholder shall determine.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  Proposed        Proposed
                                                   maximum         maximum
  Title of each class of       Amount to be    offering price     aggregate        Amount of
securities to be registered     registered        per share     offering price  registration fee
------------------------------------------------------------------------------------------------
Class A Common Stock,
 par value $.01 per
 share                       15,289,842 shares    $73.0625(1) $1,117,114,081(1)     $294,918
Class A Common Stock,
 par value $.01 per
 share                        1,400,000 shares    $70.6875(2) $   98,962,500(2)     $ 26,126

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of the Class A Common Stock of Time Warner Telecom Inc. as reported on the Nasdaq National Market on March 16, 2000.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of the Class A Common Stock of Time Warner Telecom Inc. as reported on the Nasdaq National Market on March 27, 2000.
                                ---------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in the prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to Completion, dated April 14, 2000

PROSPECTUS

                               15,289,842 Shares

                         [LOGO OF TIME WARNER TELECOM]

                            Time Warner Telecom Inc.

                              Class A Common Stock

--------------------------------------------------------------------------------

The selling stockholder is offering 15,289,842 shares of our Class A Common Stock. Of the 15,289,842 shares being offered, the selling stockholder is
offering    shares in the U.S. and Canada and    shares outside the U.S. and
Canada. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholder.

Our Class A Common Stock is listed on the Nasdaq National Market under the symbol "TWTC." The last reported sale price of our Class A Common Stock on the Nasdaq National Market on April 13, 2000 was $59.625 per share.

    Investing in the shares involves risks. "Risk Factors" begin on page 7.

                                                           Per Share   Total
                                                           --------- ----------
Public Offering Price..................................... $         $
Underwriting Discount..................................... $         $
Proceeds to Selling Stockholder........................... $         $

We have granted the underwriters a 30-day option to purchase up to 1,400,000 additional shares of Class A Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares
on or about   , 2000.

--------------------------------------------------------------------------------

Lehman Brothers                                       Morgan Stanley Dean Witter

                                 ------------

Bear, Stearns & Co. Inc.                            Donaldson, Lufkin & Jenrette

 , 2000

                       [TIME WARNER TELECOM MARKETS MAP]

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    7
Use of Proceeds.....................   17
Dividend Policy.....................   17
Price Range of Common Stock.........   17
Background of the Company...........   18
Capitalization......................   20
Selected Consolidated and Combined
 Financial and Other Operating
 Data...............................   21
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   23
Business............................   33
Management..........................   54
Certain Relationships and Related
 Transactions.......................   65

                                      Page
                                      ----
Principal and Selling Stockholders..   69
Description of Certain
 Indebtedness.......................   71
Description of Capital Stock........   73
Certain United States Federal Tax
 Consequences to Non-United States
 Holders of Common Stock............   77
Shares Eligible for Future Sale.....   80
Underwriting........................   81
Legal Matters.......................   84
Experts.............................   84
Where You Can Find More
 Information........................   84
Glossary............................   85
Index to Consolidated and Combined
 Financial Statements...............  F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of Class A Common Stock and seeking offers to buy shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A Common Stock.

   Until             , 2000, all dealers that buy, sell or trade shares of
Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

   This prospectus contains forward-looking statements, including statements regarding, among other items, our business and operating strategy, operations, economic performance and financial condition. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding the Company, the Class A Common Stock being sold in this offering and our financial statements and the notes to these financial statements appearing elsewhere in this prospectus.

   We have summarized the history and structure of our company under "Background of the Company." For simplicity, we use the terms "we" and the "Company" throughout this prospectus to refer to the business that is owned and conducted by the corporation that became Time Warner Telecom Inc. shortly prior to the initial public offering of the Class A Common Stock, and that was owned and conducted by its predecessors prior to that time. We use the term "selling stockholder" throughout this prospectus to refer to MediaOne Group, Inc.

   Other important terms are defined in "Background of the Company." In addition, to assist you in understanding certain terms relating to the telephony business that we explain and use in the body of this prospectus, we have also included a glossary at the back of this prospectus.

                                  THE COMPANY

   The Company is a leading fiber facilities-based integrated communications provider offering local business "last mile" broadband connections for data, high-speed internet access, local voice and long distance services. It offers a wide range of business telephony services, primarily to medium- and large-sized telecommunications-intensive business end-users, long distance carriers, internet service providers, wireless communications companies and governmental entities. These business telephony services include dedicated transmission, local switched, long distance, data and video transmission services and high-speed dedicated internet access. The Company offers its services in 21 metropolitan markets and expects to initiate service in three additional markets during 2000. In addition, the Company expects to commence construction in an additional 8 to 12 markets during 2000 and 2001. As of December 31, 1999, the Company had deployed digital telephony switches in 19 of its 21 service areas. As of that date, the Company's network spanned 8,872 route miles, contained 332,263 fiber miles and offered service to 5,566 buildings.

   The Company believes that the Telecommunications Act of 1996 (the "1996 Act") and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local markets to competition and requiring existing local telephone companies, which are often referred to as incumbent local exchange carriers, to provide increased direct interconnection.

Business Strategy

   The key elements of the Company's business strategy are discussed in detail under "Business--Business Strategy," which we urge you to read carefully because we believe it is important to understanding our business. The following is a summary of the Company's business strategy.

   Leverage Existing Fiber Optic Networks. The Company has designed and built local and regional fiber networks to serve geographic locations where management believes there are large numbers of potential customers. These highly concentrated networks have not yet been fully exploited and provide the capacity to serve a substantially larger base of customers with a larger array of products.

   Enter New Geographic Areas. The Company is in the process of constructing three additional networks in Los Angeles/Orange County, California, Dayton, Ohio, and Fayetteville, North Carolina during 2000, for a total of 24 markets. Also, the Company has recently announced a more accelerated geographic expansion plan that presently calls for commencing construction in an additional 8 to 12 metropolitan statistical areas during 2000 and 2001. The Company will also evaluate other expansion opportunities.

   Expand Switched Services. The Company provides a broad range of switched services in 20 of its 21 service areas. The Company has rapidly installed switches in its markets and expects to derive a growing portion of its revenue from switched services. In addition, the Company is currently evaluating how to best integrate new "softswitch" technology into its infrastructure, which would allow voice over Internet Protocol and other applications.

   Expand Data Services. The Company will continue to deliver high-speed traditional transport services through its fiber optic networks and will also focus on the delivery of next generation data networking and converged network services.

   Target Business Customers. The Company has historically targeted telecommunications-intensive medium- and large-sized business customers who require the high quality networks that we operate. In order to achieve further economies of scale and network utilization, the Company is targeting smaller business customers in buildings the Company already serves where the Company can offer a package of network services that may not otherwise be available to them.

   Interconnect Service Areas. The Company is in the process of interconnecting its 21 existing service areas within regional clusters with owned or licensed fiber optic facilities. This is expected to increase the Company's revenue potential and increase margins by addressing customers' regional long distance voice, data and video requirements.

   Utilize Strategic Relationships with Time Warner Cable. The Company has benefited from and continues to leverage its relationships with Time Warner Cable, one of the largest multiple system cable operators in the U.S., by licensing and sharing the cost of fiber optic facilities. The Company has agreements with Time Warner Cable that allow the Company access to rights-of-way, easements, poles, ducts and conduits. The Company may also benefit from positive awareness of the "Time Warner" name, which it licenses from Time Warner Inc.

   Continue Disciplined Expenditure Program. The Company increases operating efficiencies by pursuing a capital expenditure program that focuses on projects that meet stringent financial criteria. The Company evaluates every capital expenditure on the basis of whether or not it meets several minimum requirements, including minimum recurring revenue, cash flow margin and rate of return.

                                  THE OFFERING

Class A Common Stock offered by
the selling stockholder (1).....  15,289,842 shares.

Class A Common Stock offered by
the Company in the over-
allotment option................
                                  1,400,000 shares.

Common Stock to be outstanding
after the offering and the        40,558,443 shares of Class A Common Stock.
over-allotment option...........  65,936,658 shares of Class B Common Stock.

Relative rights of Common         The Company's Class A Common Stock and Class
Stock...........................  B Common Stock are identical in all respects, except that:

                                    (a) holders of Class A Common Stock are
                                  entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders;

                                    (b) certain matters require the approval of
                                  100% of the outstanding Class B Common Stock, voting separately as a class; and

                                    (c) certain other matters require the
                                  approval of a majority of the outstanding
                                  Class A Common Stock, voting separately as a class.

                                  Each share of Class B Common Stock is
                                  convertible into one share of Class A Common
                                  Stock.

Use of proceeds.................  We will not receive any proceeds from the shares sold by the selling stockholder. If any shares are sold by the Company, the proceeds will be used for general corporate purposes.

Nasdaq National Market symbol...  "TWTC"

   The number of shares of Common Stock to be outstanding after this offering is based on the number of shares outstanding as of February 29, 2000, and excludes:

  . 7,865,203 shares underlying options outstanding as of February 29, 2000, at a weighted average exercise price of $19.26 per share;

  .  514,554 shares available for future grants under our option plan; and

  .  750,000 shares available for issuance under our employee stock purchase plan.
--------
(1) In connection with the offering, MediaOne Group, Inc. will convert 15,277,627 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

                           BACKGROUND OF THE COMPANY

   The Company began its business by providing telephony services through cable television systems owned by its Former Parent Companies. On July 14, 1998, Time Warner Telecom LLC ("TWT LLC") was formed to acquire the assets and liabilities of the Company's business and to conduct the offering on July 21, 1998 of $400 million principal amount 9 3/4% Senior Notes due July 2008. On May 10, 1999, in preparation for the Company's initial public offering, TWT LLC was reconstituted as a Delaware corporation under the name Time Warner Telecom Inc. by merging into a newly formed Delaware corporation. As part of the merger, the outstanding Class A limited liability company interests were converted into Class A Common Stock and the outstanding Class B limited liability company interests were converted into Class B Common Stock of the newly formed corporation. On May 14, 1999, in conjunction with the reconstitution, the Company completed an initial public offering of 20,700,000 shares of Class A Common Stock at a price of $14 per share. See "Background of the Company," beginning on page 18.

   The Company's principal executive offices are located at 10475 Park Meadows Drive, Littleton, CO 80124, and its telephone number is (303) 566-1000.

                                  RISK FACTORS

   You should consider all of the information contained in this prospectus before making an investment in the Class A Common Stock. In particular, you should consider the factors described under "Risk Factors," beginning on page 7.

      SUMMARY CONSOLIDATED AND COMBINED FINANCIAL AND OTHER OPERATING DATA

   The summary statements of operations data for the years ended December 31, 1997, 1998 and 1999 are derived from the audited consolidated and combined financial statements of the Company, including the notes, appearing elsewhere in this prospectus. The summary statements of operations data for the years ended December 31, 1995 and 1996 have been derived from audited financial statements of the Company not included in this prospectus. The financial statements of the Company for all periods prior to the Reorganization of the Company that occurred on July 14, 1998 reflect the "carved out" historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunications operations of predecessors of the Company, as if they had been operating as a separate company. The summary financial and other operating data set forth below should be read together with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements, including the notes, appearing elsewhere in this prospectus.

                                      Years Ended December 31,
                          ---------------------------------------------------------
                            1995       1996        1997        1998         1999
                          --------   ---------   ---------   ---------   ----------
                                (thousands, except per share amounts
                                     and operating data amounts)
Statements of Operations
 Data:
Revenue:
 Dedicated transport
  services..............  $  6,505   $  20,362   $  44,529   $  84,024   $  152,468
 Switched services
  (1)...................       350       3,555      10,872      37,848      116,285
                          --------   ---------   ---------   ---------   ----------
   Total revenue........     6,855      23,917      55,401     121,872      268,753
                          --------   ---------   ---------   ---------   ----------
Costs and expenses(2):
 Operating..............    15,106      25,715      40,349      67,153      117,567
 Selling, general and
  administrative........    34,222      60,366      54,640      77,401      113,389
 Depreciation and
  amortization..........     7,216      22,353      38,466      50,717       68,785
                          --------   ---------   ---------   ---------   ----------
   Total costs and
    expenses............    56,544     108,434     133,455     195,271      299,741
                          --------   ---------   ---------   ---------   ----------
Operating loss..........   (49,689)    (84,517)    (78,054)    (73,399)     (30,988)

Interest expense, net
 and other (2)..........    (1,416)     (1,599)      7,398     (19,340)     (28,473)
                          --------   ---------   ---------   ---------   ----------
Net loss before income
 taxes..................   (51,105)    (86,116)    (70,656)    (92,739)     (59,461)
Income tax expense (3)..       --          --          --          --        29,804
                          --------   ---------   ---------   ---------   ----------
Net loss................  $(51,105)  $ (86,116)  $ (70,656)  $ (92,739)  $  (89,265)
                          ========   =========   =========   =========   ==========
Basic and diluted loss
 per common share.......  $  (0.63)  $   (1.06)  $   (0.87)  $   (1.14)  $    (0.93)
                          ========   =========   =========   =========   ==========
Other Operating Data:
EBITDA(1) (4)...........  $(42,473)  $ (62,164)  $ (39,588)  $ (22,682)  $   37,797
EBITDA Margin (1) (5)...      (620)%      (260)%       (72)%       (19)%         14%
Net cash provided by
 (used in) operating
 activities.............   (35,605)    (52,274)    (29,419)       (343)      54,235
Capital expenditures....   141,479     144,815     127,315     126,023      221,224



Operating Data (6):
Operating Networks......        15          18          19          19           21
Route miles.............     3,207       5,010       5,913       6,968        8,872
Fiber miles.............   116,286     198,490     233,488     272,390      332,263
Voice grade equivalent
 circuits...............   158,572     687,001   1,702,431   2,953,454    5,331,000
Digital telephone
 switches...............         1           2          14          16           19
Employees...............       508         673         714         919        1,259
Access lines............       493       2,793      16,078      78,036      192,369

Balance Sheet Data:
Cash and cash
 equivalents............  $    --    $     --    $     --    $ 105,140   $   90,586
Marketable securities...       --          --          --      250,857      173,985
Property, plant and
 equipment, net.........   199,005     323,161     415,158     494,158      677,106
Total assets............   214,963     341,480     438,077     904,344    1,043,012
Long-term debt and
 capital lease
 obligations (6)........       --          --       75,475     574,940      403,627
Total stockholders'
 equity.................  $179,589   $ 294,937   $ 300,390   $ 207,651   $  422,916

--------
(1) Includes the recognition of a non-recurring $7.6 million settlement of reciprocal compensation in the fourth quarter of 1999.
(2) Includes expenses resulting from transactions with affiliates of $6.5 million, $12.4 million, $17.1 million, $27.7 million and $20.0 million in 1995, 1996, 1997, 1998 and 1999, respectively. See note 6 to the Company's financial statements appearing elsewhere in this prospectus for an explanation of these expenses.
(3) During 1999, the Company recorded a non-recurring $39.4 million charge to earnings to record a net deferred tax liability associated with the Reconstitution. This change occurred immediately prior to the Company's initial public offering. Since the Reconstitution, the Company has recorded a deferred income tax benefit aggregating $9.6 million, which is primarily due to a decrease in the net deferred tax liability.
(4) "EBITDA" is defined as operating income (loss) before depreciation and amortization expense. It does not include charges for interest expense or provision for income taxes. Accordingly, EBITDA is not intended to replace operating income, net income (loss), cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. Rather, EBITDA is a measure of operating performance and liquidity that investors may consider in addition to such measures. Management believes that EBITDA is a standard measure of operating performance and liquidity that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry because it eliminates many differences in financial, capitalization and tax structures, as well as non-operating charges to earnings. EBITDA is used internally by the Company's management to assess on-going operations and is a component of a covenant of the Senior Notes that limits the Company's ability to incur additional future indebtedness. However, EBITDA as used in this report may not be comparable to similarly titled measures reported by other companies due to differences in accounting policies.
(5)  EBITDA Margin represents EBITDA as a percentage of revenue.
(6) Includes all managed properties including unconsolidated affiliates (MetroComm AxS, L.P. in Columbus, Ohio and the Albany and Binghamton, New York networks). Albany and Binghamton were wholly owned at December 31, 1997 and MetroComm AxS, L.P. was wholly owned at December 31, 1999.

                                  RISK FACTORS

   An investment in our Class A Common Stock is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our Class A Common Stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

Our limited operating history may not be a reliable basis for evaluating our prospects.

   Time Warner Cable began the Company's business in 1993. Since the beginning of 1997, our business has changed substantially as it has rapidly expanded into switched services. As a result, prospective purchasers have limited historical financial information available to evaluate our likely future performance. When making a decision to invest in the Class A Common Stock, prospective purchasers should consider the risks, expenses and difficulties frequently encountered by companies that are in the development stage.

We have a history of operating losses and expect to experience operating losses for the foreseeable future.

   The Company has incurred operating losses since inception. For the years ended December 31, 1998 and 1999, the Company had operating losses of $73.4 million and $31.0 million. The Company expects to continue to incur operating losses as the Company builds its networks and expands its customer base. This will reduce our ability to meet working capital needs and increase our need for external financing.

   The development of our business requires substantial capital expenditures. As described below, we have plans to increase our annual capital expenditures during 2000 and 2001 to expand our operations. A substantial part of these expenditures are incurred before any related revenue is realized. Capital expenditures and other operating expenditures will result in negative cash flow and operating losses for our new markets until and unless we develop an adequate customer base and revenue stream from those markets. We expect that each network will produce negative cash flow for at least two and a half years after it begins operations in that network. Moreover, the Company may never develop an adequate customer base, sustain profitability, or generate sufficient cash flow.

We will require substantial capital to expand our operations.

   The development and expansion of our networks requires substantial capital. If this capital is not available when needed, our business will be adversely affected. We expect our principal capital requirements for 2000 and 2001 to be:

  . approximately $700 million to purchase and install switches, electronics, fiber and other technologies in existing and future networks; and

  . approximately $50 million for capital expenditures for our management information system infrastructure.

We expect to require additional third party financing.

   The Company is currently negotiating the definitive terms of a secured revolving bank credit facility, the proceeds of which will be used primarily to expand into new markets and under which we expect to have available credit in the range of $400 million to $475 million. However, there is no assurance that the financing will be available to the Company or on acceptable terms. The Company may also be required to seek additional financing if:

  .  the Company's business plans and cost estimates prove to be inaccurate;

  . the Company decides to further accelerate the expansion of its business and existing networks;

  . the Company consummates acquisitions or joint ventures that require capital; or

  . the Company is not able to license additional capacity from Time Warner Cable at acceptable rates.

   When we seek additional financing, the terms offered may place significant limits on our financial and operating flexibility, or may not be acceptable to us. The failure to raise sufficient funds when needed and on reasonable terms may require us to modify or significantly curtail our business expansion plans. This could have a material adverse impact on the Company's growth, ability to compete, and ability to service its existing debt.

   Although the Class B Stockholders financed the Company's business prior to the offering of the Senior Notes, they are not required to provide any future financing.

Our significant indebtedness may impair our financial and operating flexibility.

   The Company has a significant amount of debt outstanding. This substantial indebtedness may have an adverse impact on the Company. For example:

  .  the Company's ability to obtain additional financing may be limited;

  . a substantial portion of its cash flow will be dedicated to pay interest and principal on its debt;

  .  the Company's ability to satisfy its debt obligations may be diminished;

  .  the Company may be more vulnerable to economic downturns; and

  . the Company's ability to withstand competitive pressure may be more limited.

   As of December 31, 1999, the Company had approximately $400 million of consolidated total debt.

The indenture for the Senior Notes contains restrictive covenants that may limit our flexibility.

   The indenture limits, and in some circumstances prohibits, the ability of the Company to:

  .  incur additional debt;

  .  pay dividends;

  .  make investments or other restricted payments;

  .  engage in transactions with stockholders and affiliates;

  .  create liens;

  .  sell assets;

  .  issue or sell capital stock of subsidiaries; and

  .  engage in mergers and consolidations.

   These covenants may limit our financial and operating flexibility. In addition, if the Company does not comply with these covenants, the holders of the Senior Notes may accelerate the Company's debt under the Senior Notes. If and when we execute an agreement for the senior secured revolving bank credit facility that we are currently negotiating, we expect to be subject to additional covenants under that agreement that will limit our flexibility.

The market value of your investment may be adversely affected if we do not successfully manage our expansion into new markets and services.

   The Company plans to offer new communications services, expand service in its existing markets, interconnect its existing markets and enter new markets. If we are not successful in implementing these changes, our results of operations and stock price will likely be adversely affected.

   Our ability to manage this expansion depends on many factors, including the ability to:

  .  attract new customers and sell new services to existing customers;

  .  design, acquire and install transmission and switching facilities;

  .  employ new technologies;

  .  obtain any required governmental permits and rights-of-way;

  .  implement interconnection with local exchange carriers;

  .  expand, train and manage our employee base;

  . enhance our financial, operating and information systems to effectively manage our growth; and

  . accurately predict and manage the cost and timing of our capital expenditure programs.

   Even if the Company is successful in completing the infrastructure to support its expanded business, that business may not be profitable and may not generate positive cash flow for the Company.

We may make additional acquisitions that increase leverage and pose other risks.

   The Company continues to evaluate potential acquisitions and joint ventures that would extend the Company's geographic markets, expand the Company's products and services and/or enlarge the capacity of its networks. Some of these transactions may be considerably larger than the transactions it has completed in the past. If the Company enters into a definitive agreement with respect to any material transaction, it could result in the Company increasing its leverage or issuing additional Common Stock or both. There can be no assurance, however, that the Company will enter into any transaction or, if it does, on what terms.

   Any acquisition that the Company completes will likely also involve some or all of the following operating risks:

  .  the difficulty of assimilating the acquired operations and personnel;

  .  the potential disruption of the Company's ongoing business;

  .  the diversion of resources;

  . the possible inability of management to maintain uniform standards, controls, procedures and policies;

  .  the possible difficulty of managing its growth and information systems;

  . the risks of entering markets in which the Company has little experience; and

  .  the potential impairment of relationships with employees or customers.

We will require additional fiber optic capacity beyond what Time Warner Cable provides us.

   The Company licenses much of its fiber optic capacity from Time Warner Cable. However, Time Warner Cable is not obligated to provide additional capacity to the Company and may or may not choose to do so and we are not obligated to take capacity from them. Also, we expect to expand our operations to markets not served by Time Warner Cable where we would be required to obtain fiber optic capacity from other sources. The increased costs of obtaining capacity from sources other than Time Warner Cable may adversely affect our business in some locations. Also, if Time Warner Cable fails to maintain the necessary permits, rights-of-way and governmental authorization, or if the Company cannot rely on Time Warner Cable's licenses and permits, the Company's business may be adversely affected in some locations.

Our business may be limited if the capacity license with Time Warner Cable expires or is terminated.

   If the capacity license is not renewed on expiration in 2028 or is terminated prior to that time, the Company may need to build, lease or otherwise obtain fiber optic capacity. The terms of those arrangements may be materially less favorable to the Company than the terms of its existing capacity license. See "Certain Relationships and Related Transactions--Certain Operating Agreements."

   At expiration of the capacity license, Time Warner Cable is obligated to negotiate a renewal in good faith, but the Company may be unable to reach agreement with Time Warner Cable on acceptable terms. In addition, Time Warner Cable may terminate the capacity license before expiration upon:

  . a material impairment of Time Warner Cable's ability to provide the license by law;

  .  a material breach of the capacity license by the Company; or

  . the institution of any proceedings to impose any public utility or common carrier status or obligations on Time Warner Cable, or any other proceedings challenging Time Warner Cable's operating authority as a result of the services provided to the Company under the capacity license.

   The capacity license prohibits the Company from offering residential services or content services with the capacity licensed from Time Warner Cable.

We may lose the right to use the "Time Warner" name.

   The Company believes the "Time Warner" brand name is valuable and its loss could have an adverse effect on the Company. Under a license agreement with Time Warner, the Company is required to discontinue use of the "Time Warner" name in the following circumstances:

  . the license agreement expires after an initial term ending July 2002 or any permitted renewal;

  . Time Warner no longer owns at least 30% of the Common Stock of the Company;

  . Time Warner no longer has the right to nominate at least three members of the Company's board of directors;

  . the Company violates covenants in the capacity license with Time Warner Cable relating to residential services and content services; or

  . a Class B Stockholder transfers its Class B Common Stock and its rights to designate nominees to the board of directors to a third party.

   Under these circumstances, the Company may change its name to "TW Telecom Inc." Such name change, and the inability to use the "Time Warner" name could have an adverse effect on the Company's ability to conduct its business and on its financial condition and results of operations.

The Company depends on interconnection with incumbent local exchange carriers.

   The Company's services may be less attractive if it cannot obtain high quality, reliable and reasonably priced interconnection from incumbent local exchange carriers. The 1996 Act requires incumbent local exchange carriers to allow the Company to connect to their networks, thereby connecting to end users not on the Company's networks ("interconnection"). However, negotiating interconnection agreements with the incumbent local exchange carriers takes considerable time, effort and expense. The agreements are also subject to state and local regulation. The Company may be unable to obtain interconnection at rates that are both competitive and profitable.

The local services market is highly competitive, and many of our competitors have significant advantages that may adversely affect our ability to compete with them.

   The Company operates in an increasingly competitive environment and some companies may have competitive advantages over the Company. Most incumbent local exchange carriers offer substantially the same services as those offered by the Company. Incumbent local exchange carriers benefit from:

  .  longstanding relationships with their customers;

  .  greater financial and technical resources;

  . the ability to subsidize local services from revenues in unrelated businesses; and

  . recent regulations that relax price restrictions and decrease regulatory oversight of incumbent local exchange carriers.

   The Company also faces competition from new entrants into the local services business who may also be better established and have greater financial resources. These advantages may impair the Company's ability to compete in price and service offerings or require the Company to sustain prolonged periods of operating losses in order to retain customers. The current trend of consolidation of telecommunications companies and strategic alliances within the industry could give rise to significant new or stronger competitors for the Company. Some long distance carriers who are customers of the Company are pursuing alternative ways to obtain local telecommunications services, including by acquiring local exchange carriers or constructing their own facilities.

Competition in local services has also increased as a result of changing government regulations.

   The 1996 Act has increased competition in the local telecommunications business. The 1996 Act:

  . requires incumbent local exchange carriers to interconnect their networks with those of requesting telecommunications carriers and to allow requesting carriers to collocate equipment at the premises of the incumbent local exchange carriers;

  . requires all local exchange providers to offer their services for resale;

  .  allows long distance carriers to resell local services;

  . requires incumbent local exchange carriers to offer to requesting telecommunications carriers network elements on an unbundled basis; and

  . requires incumbent local exchange carriers to offer to requesting telecommunications carriers the services they provide to end-users to other carriers at wholesale rates.

   However, under the 1996 Act, the FCC and some state regulatory authorities may provide incumbent local exchange carriers with increased flexibility to reprice their services as competition develops and as incumbent local exchange carriers allow competitors to interconnect to their networks. In addition, some new entrants in the local market may price certain services to particular customers or for particular routes below the prices charged by the Company for services to those customers or for those routes. If the incumbent local exchange carriers and other competitors lower their rates and can sustain significantly lower prices over time, this may adversely affect revenue of the Company if it is required by market pressure to price at or below the incumbent local exchange carriers' prices.

   Competition may also increase as a result of a recent World Trade Organization agreement on telecommunications services. As a result of the agreement, the FCC has made it easier for foreign companies to enter the U.S. telecommunications market.

Several customers account for a significant amount of our revenue.

   The Company has substantial business relationships with a few large customers. For the year ended December 31, 1999, the Company's top 10 customers accounted for 39% of the Company's total revenue. The

Company's largest customer for the year ended December 31, 1999, AT&T Corp. and its affiliates, represented 13.5% of the Company's total revenue. However, a substantial portion of that revenue results from traffic that is directed to the Company by customers that have selected that long distance carrier. No other customer, including customers who direct their business through long distance carriers, accounted for 10% or more of revenue.

Some of the Company's customer arrangements may not continue.

   Some of the Company's customer arrangements are subject to termination on short notice and do not require the customer to maintain its arrangement at current levels, and there can be no assurance that such customers will continue to purchase the same service quantity levels. The Company believes that certain interexchange carriers are pursuing alternatives to their current practices with regard to obtaining local telecommunications services, including acquisition or construction of their own facilities. In addition, interexchange carriers may be able to provide local service by reselling the facilities or services of an incumbent local exchange carrier, which may be more cost-effective for an interexchange carrier than using the services of the Company or another competitive access provider or competitive local exchange carrier.

We are subject to significant federal and state regulation that can significantly affect pricing and profitability.

   Existing Federal and state regulations, or new regulations, could have a material impact on the prices and revenue of the Company. Certain rates charged by the Company to its customers must be filed with the FCC and/or state regulators, which provides price transparency to customers and competitors.

   In addition, when the Company provides local exchange services in a market, the 1996 Act and FCC rules require it to:

  .  not unreasonably limit the resale of its services;

  .  provide telephone number portability if technically feasible;

  .  provide dialing parity to competing providers;

  .  provide access to poles, ducts and conduits owned by it; and

  . establish reciprocal compensation arrangements for the transport and termination of telecommunications.

We may receive less revenue if incumbent local exchange carriers successfully challenge reciprocal compensation.

   The Company currently receives compensation from incumbent local exchange carriers for terminating local calls at the premises of internet service providers. Some companies have challenged the right of the Company and others to receive this compensation. Determinations by the FCC or by state utility commissions that such traffic should not be subject to termination compensation could be adverse to the Company. See "Business--Government Regulation."

We may experience a reduction in switched access revenue as a result of regulatory rate reform.

   The FCC has established a framework for the eventual deregulation of incumbent local exchange carrier interstate access charges, which will exert a downward pressure on the Company's interstate access rates. There is no assurance that the Company will be able to compensate for the reduction in switched access revenue from regulatory rate reform with other revenue sources.

We depend on governmental and other authorizations.

   The development, expansion and maintenance of the Company's networks will depend on, among other things, its ability to obtain rights-of-way and other required governmental authorizations and permits. Any increase in the difficulty or cost of obtaining these authorizations and permits could adversely affect the Company, particularly where it must compete with companies that already have the necessary permits. In order to compete effectively, the Company must obtain these authorizations in a timely manner, at reasonable costs and on satisfactory terms and conditions. In certain of the cities or municipalities where the Company provides network services, it pays license or franchise fees. The 1996 Act permits municipalities to charge these fees only if they are competitively neutral and nondiscriminatory, but certain municipalities may not conform their practices to the requirements of the 1996 Act in a timely manner or without legal challenge. The Company also faces the risks that other cities may start imposing fees, fees will be raised or franchises will not be renewed. Some of the Company's franchise agreements also provide for increases or renegotiation of fees at certain intervals. Any increases in these fees may have a negative impact on the Company's financial condition. The Company is in the process of obtaining any necessary regulatory approvals in connection with the underwriters' over-allotment option.

We are dependent on Time Warner Cable's permits, licenses and rights-of-way.

   The Company currently licenses a significant portion of its fiber optic capacity from Time Warner Cable. Municipalities that regulate Time Warner Cable may or may not seek to impose additional franchise fees or otherwise charge Time Warner Cable. The Company must reimburse Time Warner Cable for any new fees or increases. Time Warner Cable or the Company may not be able to obtain all necessary permits, licenses or agreements from governmental authorities or private rights-of-way providers necessary to effect future license transactions. This would hinder the Company's ability to expand its existing networks or develop new networks successfully in locations served by Time Warner Cable.

We expect that our quarterly operating results will fluctuate.

   As a result of the limited revenue and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary significantly from quarter to quarter. Changes in the usage or payment patterns of significant customers may also cause operating results to vary.

We expect to depend on third party vendors for information systems.

   The Company has entered into agreements with vendors that provide for the development and operation of back office systems, such as ordering, provisioning and billing systems. The failure of those vendors to perform their services in a timely and effective manner at acceptable costs could have a material adverse effect on the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies.

The Class B Stockholders control the Company.

   The Class B Stockholders hold all the outstanding shares of Class B Common Stock. The Class B Stockholders generally have the collective ability to control all matters requiring stockholder approval, including the nomination and election of directors. Even after the sale of the shares in this offering, the Class B Stockholders will still control the Company. The Class B Common Stock is not subject to any mandatory conversion provisions other than pursuant to certain transfer restrictions. The disproportionate voting rights of the Class B Common Stock relative to the Class A Common Stock may delay or prevent a change in control of the Company, and may make the Company a less attractive takeover target. See "Principal and Selling Stockholders" and "Description of Capital Stock."

   After this offering, the Company's board of directors will consist of seven directors. Under the Stockholders Agreement, Time Warner has the right to designate three nominees for the board of directors and Advance/Newhouse Partnership has the right to designate one nominee. Under the Stockholders Agreement, Class B Stockholders agree to vote in favor of all nominees selected by the Class B Stockholders. Class B Stockholders will also have the power to elect the other members of the Company's board of directors.

Each of the Class B Stockholders has veto rights over certain actions.

   Under the Restated Certificate of Incorporation, as long as the outstanding Class B Common Stock represents at least 50% of the aggregate voting power of both classes of Common Stock outstanding, the approval of 100% of the Class B Stockholders is required:

  . to permit the Company to provide residential services or content services prior to May 2004;

  . to amend the Restated Certificate of Incorporation, other than in connection with certain ministerial actions; or

  . for any direct or indirect disposition by the Company of capital stock of subsidiaries or assets that in either case represents substantially all the assets of the Company on a consolidated basis.

The approval of 100% of the Class B Stockholders is also required for the issuance of any additional shares of Class B Common Stock or any capital stock having more than one vote per share.

The holders of Class B Common Stock can sell control of the Company at a time when they do not have a majority economic interest in the Company, and exclude the holders of Class A Common Stock from participating in the sale.

   The Stockholders Agreement provides that, subject to the rights of first refusal of the other holders of Class B Common Stock, the Class B Stockholders may transfer their Class B Common Stock. If a holder sells all, but not less than all, of its Class B Common Stock as shares of Class B Common Stock, such holder may transfer its right to nominate Class B nominees for election to the board of directors. In addition, all of the holders of Class B Common Stock have the right to participate in certain sales by Time Warner of its Class B Common Stock. Accordingly, majority control of the Company could be transferred by one or more holders of Class B Common Stock at a time when such holder or holders of Class B Common Stock do not have a majority of the economic interest in the Company and with no assurance that the holders of Class A Common Stock would be given the opportunity to participate in the transaction or, if they were permitted to participate in the transaction, to receive the same amount and type of consideration for their stock in the Company as the holders of Class B Common Stock.

   In addition, the Company has elected not to be subject to Section 203 of the Delaware General Corporation Law, which would otherwise provide certain restrictions on "business combinations" between the Company and any person acquiring a significant (15% or greater) interest in the Company other than in a transaction approved by the board of directors and in certain cases by stockholders of the Company.

The Class B Stockholders may compete with the Company.

   The Class B Stockholders are in the cable television business. There is no restriction on the Class B Stockholders' ability to compete with the Company. They may, now or in the future, provide the same or similar services to those provided by the Company.

Some of the Company's business activities are restricted.

   The Company's Restated Certificate of Incorporation restricts the Company's business activities. These restrictions limit our ability to expand our business and could deprive the Company of valuable future opportunities. Under the Restated Certificate of Incorporation, the Company may not, directly or through a subsidiary or affiliate:

  .  provide residential services; or

  . produce or otherwise provide entertainment, information, or any other content services, with certain limited exceptions.

   The Company may engage in these activities with the affirmative vote of all the holders of the Class B Common Stock or on the earlier of:

  . five years from the date of the Restated Certificate of Incorporation (May 2004); or

  . the date the Class B Common Stock represents less than 50% of the voting power of the Company (after the offering, Class B Common Stock will represent approximately 94.4% of the voting power of the Company).

See "Description of Capital Stock."

   The Company is subject to the same restrictions under the capacity license with Time Warner Cable, except that those restrictions apply only to the Company's use of the leased capacity but last until the capacity license expires in 2028 or is terminated. The Company believes these restrictions will not materially affect its ability to operate its business as currently planned.

Some of our directors may have conflicts of interest.

   Some directors of the Company are also directors, officers or employees of the Class B Stockholders or their affiliates. Although these directors have fiduciary obligations to the Company under Delaware law, they may face conflicts of interest. For example, conflicts of interest may arise with respect to certain business opportunities available to, and certain transactions involving, the Company. The Class B Stockholders have not adopted any special voting procedures to deal with such conflicts of interest. The resolution of these conflicts may be unfavorable to the Company. The Company's Restated Certificate of Incorporation provides for the allocation of corporate opportunities between the Company and the Class B Stockholders. See "Description of Capital Stock" and "Certain Relationships and Related Transactions."

If we do not adapt to rapid changes in the telecommunications industry, we could lose customers or market share.

   The telecommunications industry will continue to experience rapid changes in technology. The Company's future success may depend on its ability to adapt to any changes in the industry. A failure by the Company to adopt new technology, or the Company's choice of one technological innovation over another, may have an adverse impact on the Company's ability to compete or meet customer demands.

Future sales of shares of Class A Common Stock could depress the price of the Class A Common Stock.

   The market price of the Class A Common Stock could drop as a result of significant sales in the market. The perception that such sales could occur may also affect its trading price. These factors could also make it more difficult for the Company to raise funds through future offerings of Common Stock.

   Upon completion of this offering and exercise of the underwriters' over-allotment option, there will be 40,558,443 shares of Class A Common Stock outstanding and 65,936,658 shares of Class B Common Stock outstanding, all of which are convertible into Class A Common Stock on a share for share basis. The Company has reserved for issuance 9,027,000 shares of Class A Common Stock upon the exercise of stock options. Options to purchase 7,865,203 shares were outstanding as of February 29, 2000.

   Each of the Class B Stockholders has agreed that, without the prior written consent of Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, it will not, during the period ending 90 days after the date of this prospectus, effect any public sale or other distribution of Class A Common Stock. See "Underwriters." After that, holders of the Class B Common Stock may or may not decide, based upon then prevailing market and other conditions, to convert their Class B Common Stock to Class A Common Stock and to dispose of all or a portion of such stock pursuant to the provisions of Rule 144 under the Securities Act or pursuant to the demand registration rights contained in the stockholders agreement among the Class B Stockholders. See "Certain Relationships and Related Transactions--Stockholders Agreement."

The stock price of the Class A Common Stock may be volatile.

   The price of the Class A Common Stock may be volatile, and may fluctuate due to factors such as:

  .  actual or anticipated fluctuations in quarterly and annual results;

  .  announcements of technological innovations;

  .  introduction of new services;

  .  mergers and strategic alliances in the telecommunications industry; and

  .  changes in government regulation.

In recent years, the market for stock in technology, telecommunications, and computer companies has been highly volatile. This is particularly true for companies with relatively small capitalizations, such as the Company.

We do not expect to pay dividends for the foreseeable future.

   The Company is effectively prohibited from paying dividends on its Common Stock for the foreseeable future under the terms of the indenture for the Senior Notes. Moreover, we plan to retain all earnings for investment in our business, and do not plan to pay dividends at any time in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

   The Company will not receive any of the proceeds from the sale of the shares by the selling stockholder in this offering. The Company will, however, receive the proceeds from any exercise by the underwriters of their over-allotment option. These proceeds would be used for general corporate purposes, including working capital and capital expenditures. Prior to using the proceeds, they would be held in short term money market instruments.

                                DIVIDEND POLICY

   The Company has never paid or declared any dividends and does not anticipate paying any dividends in the foreseeable future. The decision whether to pay dividends will be made by the Company's board of directors in light of conditions then existing, including the Company's results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors. In addition, the indenture for the Senior Notes contains covenants that effectively prevent the Company from paying dividends on the Common Stock for the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

   The Company's Class A Common Stock has traded on the Nasdaq National Market under the symbol "TWTC" since May 12, 1999. The following table sets forth the high and low sale prices for the Class A Common Stock for the period from May 12, 1999 to June 30, 1999, the third and fourth quarters of 1999 and the first quarter of 2000 through April 13 as reported by the Nasdaq National Market:

                                                                  Common Stock
                                                                 ---------------
                                                                  High     Low
                                                                 ------- -------
      1999
        Second Quarter (May 12-June 30)......................... $29.250 $19.938
        Third Quarter........................................... $32.875 $19.875
        Fourth Quarter.......................................... $51.625 $20.875
      2000
        First Quarter (through April 13)........................ $93.000 $39.500

                           BACKGROUND OF THE COMPANY

   The Company began its business in 1993 by providing telephony services through cable systems owned by Time Warner Entertainment Company, L.P. ("TWE"), Time Warner Entertainment-Advance/Newhouse Partnership ("TWE-A/N") and Time Warner Inc. ("Time Warner"), collectively referred to as the "Former Parent Companies." Time Warner Cable refers to the cable systems owned by TWE, TWE-A/N and Time Warner.

   TWE and TWE-A/N are owned as follows:

     (1) TWE is a partnership of subsidiaries of Time Warner and MediaOne Group, Inc. ("MediaOne"); and

     (2) TWE-A/N is a partnership of TWE, Time Warner and Advance/Newhouse Partnership ("Advance").

   The Company's original business was to provide certain telephony services together with cable television. In January 1997, the Company put in place a new management team that implemented a business strategy focused exclusively on serving business customers, rapidly providing switched services in the Company's service areas and expanding the range of business telephony services offered by the Company.

   On July 14, 1998, TWT LLC succeeded to the ownership of the Company's business. At that time, Time Warner, MediaOne and Advance (collectively referred to as the "Class B Stockholders") formed TWT LLC to acquire the assets and liabilities of the Company's business from the Former Parent Companies and to conduct the offering on July 21, 1998 of $400 million principal amount 9 3/4% Senior Notes due July 2008 (the "Senior Notes"). In the transaction, referred to as the "Reorganization," the Class B Stockholders (either directly or through subsidiaries) became the owners of all the limited liability company interest in TWT LLC.

   On May 6, 1999, MediaOne and AT&T entered into a merger agreement providing for MediaOne to be acquired by AT&T. The MediaOne stockholders have approved the merger, but the merger is subject to various regulatory approvals. The consummation of this transaction will not affect MediaOne's rights and status as a Class B Stockholder.

   On May 10, 1999, in preparation for the Company's initial public offering, TWT LLC was reconstituted as a Delaware corporation (the "Reconstitution") under the name Time Warner Telecom Inc. by merging into a newly formed Delaware corporation. As part of the merger, the outstanding Class A limited liability company interests were converted into Class A Common Stock and the Class B Stockholders exchanged their limited liability company interests in TWT LLC for Class B Common Stock of the newly formed corporation. Prior to the Reconstitution, the only outstanding Class A interest were those held by the former shareholders of Internet Connect, Inc. ("Inc.Net") which the Company acquired in April 1999.

   On May 14, 1999, in conjunction with the Reconstitution, the Company completed an initial public offering of 20,700,000 shares of Class A Common Stock at a price of $14 per share (the "IPO"). See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

   On January 10, 2000, Time Warner announced an agreement to merge with America Online Inc. in a stock-for-stock transaction that would create a new company called AOL Time Warner Inc. The transaction is subject to stockholder approval of both companies and various regulatory approvals. The consummation of this transaction will not affect Time Warner's rights and status as a Class B Stockholder.

   The Company's authorized capital includes two classes of Common Stock, Class A Common Stock and Class B Common Stock, are identical in all respects except that:

     (a) holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders;

     (b) certain matters require the approval of 100% of the outstanding Class B Common Stock, voting separately as a class; and

     (c) certain other matters require the approval of a majority of the outstanding Class A Common Stock, voting separately as a class. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

See "Description of Capital Stock" and "Principal and Selling Stockholders."

   The following diagram shows the organizational structure of the Company immediately following this offering, based on the number of shares outstanding as of February 29, 2000, and assuming the underwriters' over-allotment option is not exercised. The interests of Time Warner and Advance consist of Class B Common Stock. The diagram also shows the voting power of the Company's principal shareholder groups after the offering.

                         [GRAPHIC ORGANIZATIONAL CHART]

                                 CAPITALIZATION

   The following table sets forth the capitalization of the Company as of December 31, 1999, assuming the underwriters' over-allotment option is not exercised.

   If the underwriters' over-allotment option is exercised in full, we would issue an additional 1,400,000 shares of Class A Common Stock at the price specified on the cover of this prospectus.

   This table should be read together with "Selected Combined Financial and Other Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's financial statements, including the notes, appearing elsewhere in this prospectus.

                                                                     As of
                                                                 December 31,
                                                      As of     1999, Including
                                                   December 31, the  Effects of
                                                     1999(2)    the Offering(3)
                                                   ------------ ---------------
                                                           (thousands)
     Cash and cash equivalents...................   $  90,586      $ 90,586
                                                    =========      ========
     Marketable securities.......................   $ 173,985      $173,985
                                                    =========      ========
     Long-term debt and capital lease
      obligations(1).............................   $ 403,627      $403,627
     Stockholder's equity (deficit):
       Preferred stock, $0.01 par value,
        20,000,000 shares authorized, no shares
        outstanding..............................         --            --
       Class A Common Stock, $0.01 par value;
        277,300,000 shares authorized, 23,543,422
        and 38,821,049 shares issued and
        outstanding on an actual and a pro forma
        basis....................................         235           388
       Class B Common Stock, $0.01 par value;
        162,500,000 shares authorized, 81,214,285
        and 65,936,658 shares issued and
        outstanding on an actual and a pro forma
        basis....................................         812           659
       Additional paid-in capital................     559,950       559,950
       Accumulated deficit.......................    (138,081)     (138,811)
                                                    ---------      --------
     Total stockholders' equity..................     422,916       422,186
                                                    ---------      --------
         Total capitalization....................   $ 826,543      $825,813
                                                    =========      ========

--------
(1) Does not reflect the senior secured revolving bank credit facility which the Company is currently negotiating.
(2) Does not reflect the conversion by MediaOne of 15,277,627 shares of Class B Common Stock into an equal number of shares of Class A Common Stock in connection with the offering.
(3) Reflects the conversion by MediaOne of 15,277,627 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and the recognition of $730,000 in expenses in connection with the offering.

     SELECTED CONSOLIDATED AND COMBINED FINANCIAL AND OTHER OPERATING DATA

   The selected statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the selected balance sheet data as of December 31, 1998 and 1999, are derived from, and are qualified by reference to, the financial statements of the Company, including the notes, audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this prospectus. The selected statements of operations data for the year ended December 31, 1995 and 1996 and the selected balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from audited financial statements of the Company not included in this prospectus. The financial statements of the Company for all periods prior to the Reorganization of the Company that occurred on July 14, 1998 reflect the "carved out" historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunications operations of predecessors of the Company, as if they had been operating as a separate company. The selected financial and other operating data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements, including the notes, appearing elsewhere in this prospectus.

                                      Years Ended December 31,
                          --------------------------------------------------------
                            1995       1996       1997        1998         1999
                          --------   --------   ---------   ---------   ----------
                                (thousands, except per share amounts
                                    and operating data amounts)
Statements of Operations
 Data:
Revenue:
 Dedicated transport
  services..............  $  6,505   $ 20,362   $  44,529   $  84,024   $  152,468
 Switched services
  (1)...................       350      3,555      10,872      37,848      116,285
                          --------   --------   ---------   ---------   ----------
   Total revenue........     6,855     23,917      55,401     121,872      268,753
                          --------   --------   ---------   ---------   ----------
Costs and expense (2):
 Operating..............    15,106     25,715      40,349      67,153      117,567
 Selling, general and
  administrative........    34,222     60,366      54,640      77,401      113,389
 Depreciation and
  amortization..........     7,216     22,353      38,466      50,717       68,785
                          --------   --------   ---------   ---------   ----------
   Total costs and
    expenses............    56,544    108,434     133,455     195,271      299,741
                          --------   --------   ---------   ---------   ----------
Operating loss..........   (49,689)   (84,517)    (78,054)    (73,399)     (30,988)

Interest expense, net
 and other (2)..........    (1,416)    (1,599)      7,398     (19,340)     (28,473)
                          --------   --------   ---------   ---------   ----------
Net loss before income
 taxes..................   (51,105)   (86,116)    (70,656)    (92,739)     (59,461)
Income tax expense (3)..       --         --          --          --        29,804
                          --------   --------   ---------   ---------   ----------
Net loss................  $(51,105)  $(86,116)  $ (70,656)  $ (92,739)  $  (89,265)
                          ========   ========   =========   =========   ==========
Basic and diluted loss
 per common share.......  $  (0.63)  $  (1.06)  $   (0.87)  $   (1.14)  $    (0.93)
                          ========   ========   =========   =========   ==========
Other Operating Data:
EBITDA(1)(4)............  $(42,473)  $(62,164)  $ (39,588)  $ (22,682)  $   37,797
EBITDA Margin (1) (5)...      (620)%     (260)%       (72)%       (19)%         14%
Net cash provided by
 (used in) operating
 activities.............   (35,605)   (52,274)    (29,419)       (343)      54,235
Capital expenditures....   141,479    144,815     127,315     126,023      221,224
Operating Data (6):
Operating Networks......        15         18          19          19           21
Route miles.............     3,207      5,010       5,913       6,968        8,872
Fiber miles.............   116,286    198,490     233,488     272,390      332,263
Voice grade equivalent
 circuits...............   158,572    687,001   1,702,431   2,953,454    5,331,000
Digital telephone
 switches...............         1          2          14          16           19
Employees...............       508        673         714         919        1,259
Access lines............       493      2,793      16,078      78,036      192,369
Balance Sheet Data:
Cash and cash
 equivalents............  $    --    $    --    $     --    $ 105,140   $   90,586
Marketable securities...       --         --          --      250,857      173,985
Property, plant and
 equipment, net.........   199,005    323,161     415,158     494,158      677,106
Total assets............   214,963    341,480     438,077     904,344    1,043,012
Long-term debt and
 capital lease
 obligations (6)........       --         --       75,475     574,940      403,627
Total stockholders'
 equity.................  $179,589   $294,937   $ 300,390   $ 207,651   $  422,916

--------
(1) Includes the recognition of a non-recurring $7.6 million settlement of reciprocal compensation in the fourth quarter of 1999.
(2) Includes expenses resulting from transactions with affiliates of $6.5 million, $12.4 million, $17.1 million, $27.7 million and $20.0 million in 1995, 1996, 1997, 1998 and 1999, respectively. See note 6 to the Company's financial statements appearing elsewhere in this prospectus for an explanation of these expenses.
(3) During 1999, the Company recorded a non-recurring $39.4 million charge to earnings to record a net deferred tax liability associated with the Reconstitution. This change occurred immediately prior to the Company's initial public offering. Since the Reconstitution, the Company has recorded a deferred income tax benefit aggregating $9.6 million, which is primarily due to a decrease in the net deferred tax liability.
(4) "EBITDA" is defined as operating income (loss) before depreciation and amortization expense. It does not include charges for interest expense or provision for income taxes. Accordingly, EBITDA is not intended to replace operating income, net income (loss), cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. Rather, EBITDA is a measure of operating performance and liquidity that investors may consider in addition to such measures. Management believes that EBITDA is a standard measure of operating performance and liquidity that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry because it eliminates many differences in financial, capitalization and tax structures, as well as non-operating charges to earnings. EBITDA is used internally by the Company's management to assess on-going operations and is a component of a covenant of the Senior Notes that limits the Company's ability to incur additional future indebtedness. However, EBITDA as used in this report may not be comparable to similarly titled measures reported by other companies due to differences in accounting policies.
(5) EBITDA Margin represents EBITDA as a percentage of revenue.
(6) Includes all managed properties including unconsolidated affiliates (MetroComm AxS, L.P. in Columbus, Ohio and the Albany and Binghamton, New York networks). Albany and Binghamton were wholly owned at December 31, 1997 and MetroComm AxS, L.P. was wholly owned at December 31, 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis together with the Company's financial statements, including the notes, appearing elsewhere in this prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this prospectus, including information with respect to the Company's plans and strategy for its business and related financing, includes forward-looking statements that involve risk and uncertainties. See "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this prospectus.

Overview

   The Company is a leading fiber facilities-based integrated communications provider offering local businesses "last mile" broadband connections for data, high-speed internet access, local voice and long distance services. The Company serves customers in 21 metropolitan markets in the United States. The markets include: Austin, Dallas, Houston and San Antonio, Texas; Charlotte, Greensboro and Raleigh, North Carolina; Albany, Binghamton, New York City and Rochester, New York; Northern New Jersey; Cincinnati and Columbus, Ohio; Memphis, Tennessee; Orlando and Tampa, Florida; Indianapolis, Indiana; Milwaukee, Wisconsin; San Diego, California and Honolulu, Hawaii. The Company plans to enter Los Angeles/Orange County, California; Fayetteville, North Carolina and Dayton, Ohio during 2000.

   The Company began its business in 1993 by providing telephony services through cable systems owned by TWE, TWE-A/N and Time Warner. The Company's original business was to provide certain telephony services together with cable television. In January 1997, the Company put in place a new management team that implemented a business strategy focused exclusively on serving business customers, rapidly providing switched services in the Company's service areas and expanding the range of business telephony services offered by the Company.

   On July 14, 1998, TWT LLC succeeded to the ownership of the Company's business. At that time, the Class B Stockholders formed TWT LLC to acquire the assets and liabilities of the Company's business from the Former Parent Companies and to conduct the offering of the Senior Notes. In the transaction, referred to as the "Reorganization," the Class B Stockholders (either directly or through subsidiaries) became the owners of all the limited liability company interests in TWT LLC.

   On May 10, 1999, in preparation for the Company's initial public offering, TWT LLC was reconstituted as a Delaware corporation under the name Time Warner Telecom Inc. by merging into a newly formed Delaware corporation. As part of the merger, the outstanding Class A limited company interests were converted into Class A Common Stock and the Class B Stockholders exchanged their interests in TWT LLC for Class B Common Stock of the newly formed corporation, Time Warner Telecom Inc. Prior to the Reconstitution, the only outstanding Class A interests were those hold by the former shareholders of Inc.Net, which the Company acquired in April 1999. The Company accounted for the Reorganization and the Reconstitution at each of the Class B Stockholders' historical cost basis and, except as noted below, the Reorganization and the Reconstitution had no effect on the Company's total stockholders' equity, which has been presented on a consistent basis.

   The primary change to the Company's operating structure since the Reconstitution is that the management of the Company became accountable to the Board of Directors, instead of to the management committee of TWT LLC. In addition, all future net operating loss carryforwards from the date of the Reconstitution can be utilized against future earnings of the Company as a result of the change in the Company's operating and legal structure from a limited liability company to a corporation. Prior to the Reconstitution, all net operating losses were allocated to and utilized primarily by the Class B Stockholders. The Company has not been, and will not be compensated for net operating losses utilized by the Class B Stockholders. As a result of the Reconstitution, which occurred during the second quarter of 1999, the Company recorded a non-recurring charge to earnings for a net deferred tax liability of approximately $39.4 million.

   On May 14, 1999, in conjunction with the Reconstitution, the Company completed an initial public offering of 20,700,000 shares of Class A Common Stock at a price of $14 per share. The IPO generated approximately $270.2 million in proceeds for the Company, net of underwriting discounts and expenses. A portion of the proceeds of the IPO was used to repay $180 million of loans from the Former Parent Companies that were generated from the financing requirements of the Company from July 1, 1997 through July 14, 1998, which had remained outstanding, accruing interest, through May 14, 1999. The proceeds of the IPO remaining after repayment of the loans were used to repay assumed debt from acquisitions and to fund capital expenditures.

   As a result of the IPO, the Company has two classes of Common Stock outstanding, Class A Common Stock and Class B Common Stock. In general, holders of Class A Common Stock have one vote per share and holders of Class B Common Stock have ten votes per share. Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class. However, some matters require the approval of 100% of the holders of the Class B Common Stock voting separately as a class, and some matters require the approval of a majority of the holders of the Class A Common Stock, voting separately as a class. Upon completion of the IPO, the Class B Stockholders owned all of the 81,250,000 shares of outstanding Class B Common Stock. Subsequent to the IPO, 35,715 shares of Class B Common Stock were converted into Class A Common Stock. As of December 31, 1999, the Class B Stockholders had approximately 97.2% of the combined voting power of the outstanding Common Stock.

   In connection with the Reconstitution, the Company assumed the obligations under the former Time Warner Telecom LLC 1998 Option Plan, amended the plan, and renamed it the Time Warner Telecom 1998 Stock Option Plan. The plan provides for the granting of stock options to purchase shares of Class A Common Stock to directors and current or prospective employees of, and consultants or other individuals providing services to, the Company and its subsidiaries. As of December 31, 1999, options for approximately 8.2 million shares were outstanding.

Acquisitions

   During the second quarter of 1999, the Company acquired all of the outstanding common stock of Inc.Net, an internet service provider, for consideration consisting of $3.8 million of Class A limited liability interests in TWT LLC, the Company's predecessor, approximately $3.5 million in net cash and the assumption of $1.9 million in liabilities. At the time of the IPO, the Class A limited liability interests were converted into 307,550 shares of Class A Common Stock of the Company. The Class A Common Stock of the Company into which the limited liability interests were converted will be held in escrow to be released to the former Inc.Net's shareholders over a period of three years. Through the acquisition of this subsidiary, the Company manages current and future data networks and provides new internet products.

   During the second quarter of 1999, the Company acquired all of the outstanding common stock of MetroComm, Inc. through the issuance of 2,190,308 shares of Class A Common Stock of the Company valued at $24.1 million, and the assumption of $20.1 million in liabilities. Through the acquisition of MetroComm, the Company acquired the 50% interest of MetroComm AxS, L.P., a competitive local exchange carrier in Columbus, Ohio, not already owned by the Company.

Results of Operations

   The following table sets forth certain consolidated and combined statements of operations data of the Company, in thousands of dollars and expressed as a percentage of total revenue, for each of the periods presented. This table should be read together with the Company's financial statements, including the notes, appearing elsewhere in this prospectus:

                                     Years Ended December 31,
                            -------------------------------------------------
                                1999             1998              1997
                            --------------   --------------   ---------------
                             (amounts in thousands, except per share
                                             amounts)
Statements of Operations
 Data:
Revenue:
  Dedicated transport
   services...............  $ 152,468   57%  $  84,024   69%  $  44,529    80%
  Switched services (1)...    116,285   43      37,848   31      10,872    20
                            ---------  ---   ---------  ---   ---------  ----
    Total revenue.........    268,753  100     121,872  100      55,401   100
                            ---------  ---   ---------  ---   ---------  ----
Costs and expenses (2):
  Operating...............    117,567   44      67,153   55      40,349    73
  Selling, general and
   administrative.........    113,389   42      77,401   63      54,640    99
  Depreciation and
   amortization...........     68,785   25      50,717   42      38,466    69
                            ---------  ---   ---------  ---   ---------  ----
    Total costs and
     expenses.............    299,741  111     195,271  160     133,455   241
                            ---------  ---   ---------  ---   ---------  ----
Operating loss............    (30,988) (11)    (73,399) (60)    (78,054) (141)
Interest expense (2)......    (45,264) (17)    (29,198) (24)     (1,538)   (3)
Interest income...........     16,589    6       9,731    8         --    --
Equity in income (losses)
 of unconsolidated
 affiliate................        202  --          127  --      (2,082)    (4)
Gain on disposition of
 investments (3)..........        --   --          --   --       11,018    20
                            ---------  ---   ---------  ---   ---------  ----
Net loss before income
 taxes....................    (59,461) (22)    (92,739) (76)    (70,656) (128)
Income tax expense (4)....     29,804   11         --   --          --    --
                            ---------  ---   ---------  ---   ---------  ----
Net loss..................  $ (89,265) (33)% $ (92,739) (76)% $ (70,656) (128)%
                            =========  ===   =========  ===   =========  ====
Basic and diluted loss per
 common share.............      (0.93)          (1.14)           (0.87)
Basic and diluted loss per
 common share before
 income taxes (4).........  $  (0.62)           (1.14)           (0.87)
Average common shares
 outstanding..............     95,898           81,250           81,250
EDITDA(1)(5)..............  $  37,797   14%    (22,682) (19)%   (39,588)  (71)%
Net cash provided by (used
 in) operating
 activities...............     54,235            (343)         (29,419)
Net cash used in investing
 activities...............   (146,917)        (378,083)        (120,621)
Net cash provided by
 financing activities.....     78,128          483,566          150,040

--------
(1) Includes the recognition of a non-recurring $7.6 million settlement of reciprocal compensation in the fourth quarter of 1999.
(2) Includes expenses resulting from transactions with affiliates of $20.0 million, $27.7 million and $17.1 million in 1999, 1998 and 1997, respectively.
(3) In 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area, whereby it sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for approximately $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.
(4) A non-recurring charge to earnings of $39.4 million was recorded in 1999 to reflect the initial net deferred tax liability associated with the change from a limited liability company to a corporation. Income tax expense for 1999 reflects the $39.4 million charge, net of a $9.6 million deferred income tax benefit, resulting in net income tax expense of approximately $29.8 million.

(5) "EBITDA" is defined as operating income (loss) before depreciation and amortization expense. It does not include charges for interest expense or provision for income taxes. Accordingly, EBITDA is not intended to replace operating income, net income (loss), cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. Rather, EBITDA is a measure of operating performance and liquidity that investors may consider in addition to those measures. Management believes that EBITDA is a standard measure of operating performance and liquidity that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry because it eliminates many differences in financial, capitalization, and tax structures, as well as non-operating one-time charges to earnings. EBITDA is used internally by the Company's management to assess ongoing operations and is a component of a covenant of the Senior Notes that limits the Company's ability to incur certain additional future indebtedness. However, EBITDA as used in this report may not be comparable to similarly titled measures reported by other companies due to differences in accounting policies.

General

   The Company's revenue has been derived primarily from business telephony services, including dedicated transport, local switched, long distance, data and high-speed internet access services. The Company's customers are principally telecommunications-intensive business end-users, long distance carriers, internet service providers, wireless communications companies and governmental entities. Since its inception in 1993, the Company has experienced significant growth in revenue and the geographic scope of its operations. An increasing portion of the Company's growth in revenue has come from the provision of local switched services as a result of the 19 digital voice switches deployed as of December 31, 1999. The Company believes that switched services provide the opportunity for a greater return on invested capital than that expected from dedicated transport services. The shift of the revenue growth to switched services may cause the Company's revenue to become less predictable since a portion of those services are billed to customers on a usage basis. Dedicated transport customers are typically billed a flat monthly rate which produces a less variable stream of revenue for the Company. Furthermore, it is expected that the growth in the switched service offerings, as well as data and internet services, will expand the Company's customer base to customers that are generally smaller than those who purchase dedicated transport services. Key to the Company's strategy is leveraging its existing fiber optic networks by adding additional services such as data and internet and an integrated product for smaller customers. The Company expects to experience a higher churn rate for these customers than it has traditionally experienced with dedicated transport services. The Company intends to minimize churn in services to smaller customers by offering the service under minimum one-year contracts.

   Reciprocal compensation revenue is an element of switched services revenue, which represents compensation from local exchange carriers for local exchange traffic terminated on the Company's facilities originated by other local exchange carriers. Reciprocal compensation is based on contracts between the Company and local exchange carriers. The Company recognizes reciprocal compensation revenue as it is earned, except in those cases where the revenue is under dispute. Under several of its contracts, the local exchange carriers have disputed the payment of reciprocal compensation for traffic terminating to internet service provider customers contending that the traffic was not local. As a result, the Company has filed complaints with various public utility commissions contending that the internet service provider traffic is local. Various of these state public utility commissions have ruled in favor of the Company, but all of these favorable decisions have subsequently been appealed by the local exchange carriers. While the Company believes that these disputes will ultimately be resolved in its favor, the Company only recognizes revenue on a portion of the cash received and defers recognition of a significant portion of this revenue pending outcome of the dispute. As of December 31, 1999, the Company has deferred recognition of $32.8 million in reciprocal compensation revenue for payments received associated with these disputes. 1999 switched services revenue includes the recognition of a non-recurring $7.6 million settlement of reciprocal compensation. The Company pays reciprocal compensation expense to the other local exchange carriers for local exchange traffic it terminates on the local exchange carriers facilities. These costs are recognized as incurred.

   The Company benefits from its strategic relationship with Time Warner Cable both through access to local right-of-way and construction cost-sharing. The Company's networks have been constructed primarily through the use of fiber capacity licensed from Time Warner Cable. As of December 31, 1999, the Company operated networks in 21 metropolitan areas that spanned 8,872 route miles, contained 332,263 fiber miles and offered service to 5,566 buildings.

   The Company plans to continue expanding its revenue base by fully utilizing available network capacity in its existing markets, by adding networks in new markets and by continuing to develop and selectively tailor new services in competitively-priced packages to meet the needs of its medium- and large-sized business customers. The Company intends to expand its product offerings on a continuous basis to achieve a diverse revenue base. As part of that process, the Company is targeting the expansion of data and internet products that can be offered on the Company's existing network.

   Operating expenses consist of costs directly related to the operation and maintenance of the networks and the provision of the Company's services. This includes the salaries and related expenses of operations and engineering personnel, as well as costs incurred from the incumbent local exchange carriers, other competitors and long distance providers for facility leases and interconnection. These costs have increased over time as the Company has increased its operations and revenue. The Company expects these costs to continue to increase as the Company's revenue growth continues, but generally at a slower rate than revenue growth.

   Selling, general and administrative expenses consist of salaries and related costs for employees other than those involved in operations and engineering. Such expenses include costs related to sales and marketing, information technology, billing, regulatory and legal costs. These costs have increased over time as the Company has increased its operations and revenue. The Company expects these costs to continue to increase as the Company's revenue growth continues, but generally at a slower rate than revenue growth.

   In the normal course of business, the Company engages in various transactions with Time Warner Cable, generally on negotiated terms among the affected units that, in management's view, result in reasonable allocations. In connection with the Reorganization, the Company entered into several contracts with the Former Parent Companies with respect to certain of those transactions. The Company's selling, general and administrative expenses include charges allocated from Time Warner Cable for office rent and overhead charges for various administrative functions they perform for the Company. These charges are required to reflect all costs of doing business and are based on various methods, which management believes result in reasonable allocations of those costs that are necessary to present the Company's operations as if they are operated on a stand alone basis. In addition, the Company licenses the right to use the majority of its fiber optic cable capacity from Time Warner Cable through prepaid right-to-use agreements and reimburses Time Warner Cable for facility maintenance and pole rental costs. The maintenance and pole rental costs are included in the Company's operating expenses.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Revenue. Revenue increased $146.9 million, or 121%, to $268.8 million for 1999, from $121.9 million for 1998. This increase in revenue is primarily because of increased customers, increased revenue from existing customers, a broader array of products offered and acquisitions. Revenue from the provision of dedicated transport services increased $68.4 million, or 81%, to $152.5 million for 1999, from $84.0 million for 1998. Switched service revenue increased $78.4 million, or 207%, to $116.3 million for 1999, from $37.8 million for 1998. Exclusive of the effects of acquisitions and the effects of the recognition of a non-recurring $7.6 million settlement of reciprocal compensation in the fourth quarter of 1999, dedicated transport service and switched service revenue increased 73% and 182%, respectively. The increase in revenue from dedicated transport services primarily reflects a 54% increase in average dedicated transport customers and a broader array of products and services offered in existing markets. The increase in switched service revenue reflects a 136% increase in average switched service customers, and an increase in revenue from switched access services, reciprocal compensation, and a broader array of products and services offered in existing markets. Reciprocal compensation, the mutual charges by local carriers for recovery of costs associated with the termination of traffic on each other's networks, represented 7% and 8% of total revenue for 1999 and 1998, respectively, excluding the effects of the recognition of a non-recurring $7.6 million settlement of reciprocal compensation in the fourth quarter of 1999. At December 31, 1999, the Company offered dedicated transport services in 21 metropolitan areas, 20 of which also offered switched services. At December 31, 1998, the Company offered dedicated transport services in 19 metropolitan areas, 16 of which also offered switched services.

   Operating Expenses. Operating expenses increased $50.4 million, or 75%, to $117.6 million for 1999, from $67.2 million for 1998. Exclusive of the effects of acquisitions, these expenses increased 67%. The increase in operating expenses was primarily attributable to the Company's expansion of its business, principally switched services, the ongoing development of existing markets resulting in higher local exchange carrier charges for circuit leases and interconnection, and higher technical personnel costs. As a percentage of revenue, operating expenses decreased to 44% for 1999 from 55% for 1998.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $36.0 million, or 46%, to $113.4 million for 1999, from $77.4 million for 1998. Exclusive of the effects of acquisitions, these expenses increased 43%. The increase in selling, general and administrative expenses was primarily attributable to an increase in employee headcount and higher direct sales costs associated with the increase in revenue, higher data processing costs and an increase in the provision for doubtful accounts related to the increase in revenue. As a percentage of revenue, selling, general and administrative expenses decreased to 42% for 1999 from 63% for 1998.

   Depreciation and Amortization Expense. Depreciation and amortization expense increased $18.1 million, or 36%, to $68.8 million for 1999, from $50.7 million for 1998. Exclusive of the effects of acquisitions, this expense increased 28%. The increase in depreciation and amortization expense was primarily attributable to increased capital expenditures and increased goodwill generated from acquisitions.

   EBITDA. EBITDA increased $60.5 million, to $37.8 million, for 1999 from a loss of $22.7 million for 1998. Exclusive of the effects of acquisitions and the effects of the recognition of a non-recurring $7.6 million settlement of reciprocal compensation in the fourth quarter of 1999, this amount increased $51.6 million. This improvement was primarily the result of economies of scale as more revenue was generated in existing markets, increased utilization of networks and facilities, and a more skilled and productive workforce.

   Interest Expense. During the period July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with loans from the Former Parent Companies. These loans remained outstanding, accruing interest, through May 14, 1999. On July 21, 1998, the Company issued $400 million in Senior Notes in a public offering. On May 14, 1999, the subordinated loans of approximately $180 million, including accrued interest, were repaid in full to the Former Parent Companies from the IPO proceeds. Interest expense relating to these loans and Senior Notes totaled $45.3 million and $29.2 million for 1999 and 1998, respectively. The increase of $16.1 million is primarily due to the higher weighted average debt balance during 1999.

   Net Loss. Net loss decreased $3.5 million, or 4%, to $89.3 million for 1999, from a net loss of $92.7 million for 1998. The decrease in net loss is primarily related to improved results from operations, partially offset by an increase in net interest expense of $9.2 million and income tax expense of $29.8 million.

   Loss per Common Share. The basic and diluted loss per common share was computed by dividing net loss applicable to common shares by the weighted average outstanding common shares for the period. Potential common shares were not included in the computation of weighted average shares outstanding because their inclusion would be anti-dilutive. The increase in the weighted average shares outstanding is due to the issuance of Class A Common Stock for the IPO, for acquisitions and upon the exercise of stock options. For 1999, the basic and diluted loss per common share decreased $0.21 per share, or 18%, to ($0.93) per share from ($1.14) per share for 1998.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Revenue. Revenue increased $66.5 million, or 120%, to $121.9 million for 1998, from $55.4 million for 1997. Revenue from the provision of dedicated transport services increased $39.5 million, or 89%, to $84.0 million for 1998, from $44.5 million for 1997. Switched service revenue increased $27.0 million, or 248%, to $37.8 million for 1998, from $10.9 million for 1997. The increase in revenue from dedicated transport services primarily reflects growth of services and new products offered in existing markets. The increase in switched services resulted from the offering of services in new markets and the growth of services in existing markets including reciprocal compensation. Reciprocal compensation represented 8% and 9% of total revenue for 1998 and 1997, respectively. At December 31, 1998, the Company offered dedicated transport services in 19 metropolitan areas, 16 of which also offered switched services, as compared to offering dedicated transport services in 19 metropolitan areas, 14 of which also offered switched services at December 31, 1997. The metropolitan areas do not include MetroComm AxS, L.P., a 50% owned entity of the Company.

   Operating Expenses. Operating expenses increased $26.8 million, or 66%, to $67.2 million for 1998, from $40.3 million for 1997. The increase in operating expenses was primarily attributable to the Company's expansion of its business, principally switched services, the ongoing development of existing markets resulting in higher local exchange carrier charges for circuit leases and interconnection, higher technical personnel costs, and higher data processing costs. As a percentage of revenue, operating expenses decreased to 55% in 1998 from 73% for 1997.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $22.8 million, or 42%, to $77.4 million for 1998, from $54.6 million for 1997. The increase in selling, general and administrative expenses was primarily attributable to higher direct sales costs associated with the increase in revenue, higher property taxes, an increase in consulting expenses relating to local regulatory matters, the implementation of new billing and system software, and an increase in the provision for doubtful accounts related to the increase in revenue. As a percentage of revenue, selling, general and administrative expenses decreased to 63% for 1998 from 99% for 1997.

   Depreciation and Amortization Expense. Depreciation and amortization expense increased $12.3 million, or 32%, to $50.7 million for 1998, from $38.5 million for 1997. The increase in depreciation and amortization expense was primarily attributable to higher capital expenditures related to the ongoing construction and expansion of the Company's telecommunications networks in both 1998 and 1997. As a percentage of revenue, depreciation and amortization expenses decreased to 42% for 1998, from 69% for 1997.

   EBITDA. The EBITDA loss for 1998 decreased $16.9 million, or 43%, to a loss of $22.7 million for 1998, from a loss of $39.6 million for 1997. This improvement was primarily the result of increased revenue due to the Company's expansion of local telecommunications networks in new and existing markets and growth of the Company's customer base, partially offset by higher operating expenses in support of the larger customer base, and higher selling, general and administrative expenses required to support the expansion.

   Interest Expense. During the period July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with loans from the Former Parent Companies. On July 21, 1998, the Company issued $400 million in Senior Notes in a public offering. Interest expense relating to these loans and Senior Notes totaled $29.2 million and $1.5 million for 1998 and 1997, respectively.

   Net Loss. Net loss increased $22.1 million, or 31%, to $92.7 million for 1998, from a net loss of $70.7 million for 1997. This increase resulted from higher depreciation and amortization expenses relating to the Company's expansion of telecommunications networks in new and existing markets, as well as interest expense relating to the subordinated loans payable to the Former Parent Companies and the Senior Notes.

Liquidity and Capital Resources

 Sources and Uses of Funds

   Operations. For 1999, the Company's cash provided by operations was $54.2 million, as compared to cash used in operations of $343,000 for 1998. This increase in cash provided by operations of $54.6 million principally resulted from an increase in EBITDA of $60.5 million. During the second quarter of 1999, the Company achieved positive EBITDA and expects to continue to generate positive EBITDA for the foreseeable future. As the Company continues its expansion plan to enter into new markets, the expenditures incurred, together with initial operating expenses, will generally result in negative EBITDA and operating losses from a network until an adequate customer base and revenue stream for the network have been established. Accordingly, the Company expects that the network constructed in each new market will generally produce negative EBITDA for at least two and a half years after operations commence in each market. Although overall, the Company expects to continue to have positive EBITDA for the near future as it develops and expands its business, there can be no assurance that the Company will sustain sufficient positive EBITDA to meet its working capital requirements and to service its indebtedness.

   Investing. Cash used in investing activities decreased $231.2 million to $146.9 million in 1999, as compared to $378.1 million in 1998. During 1999, a portion of the proceeds from maturities of marketable securities were used to partially fund capital expenditures and working capital requirements. During 1998, the net proceeds from the issuance of the Senior Notes were primarily invested in marketable securities.

   During 1999, capital expenditures were $221.2 million (net of capital leases incurred of $3.7 million), an increase of $95.2 million from 1998. The largest commitment of capital was related to the installation of transport and switch related electronics to support the increase in sales activity and the addition of 1,904 route miles of fiber since December 31, 1998. Based on historic capital requirements for network construction in relation to sales volumes and network expansion plans, the Company anticipates it will commit approximately $350 million in 2000 to fund its capital expenditures. This target spending includes requirements for current operating markets and the Company's expansion plans.

   The facilities-based telecommunications service business is a capital intensive business. The Company's operations have required and will continue to require substantial capital investment for:

  . the purchase and installation of switches, electronics, fiber and other technologies in existing networks and in additional networks to be constructed in new service areas;

  . the acquisition and expansion of networks currently owned and operated by other companies; and

  . the evolution of the network to support new products, services and technologies.

   The Company's expected capital expenditures for general corporate and working capital purposes include:

  . expenditures with respect to the Company's management information system and corporate service support infrastructure; and

  . operating and administrative expenses with respect to new networks and debt service.

   The Company plans to make substantial capital investments in connection with plans to construct and develop new networks, as well as for technology upgrades. Expansion of the Company's networks will include the geographic expansion of the Company's existing operations, and the Company will consider the development of new markets. In addition, the Company may acquire existing networks in the future.

   The Company regularly evaluates potential acquisitions of, and joint ventures relating to, networks currently owned and operated by other companies, including affiliates of the Class B Stockholders, and expects to continue to do so. In the event the Company enters into a definitive agreement with respect to any acquisition or joint venture, it may require additional financing or it may elect to use a portion of the proceeds from the sale of the Senior Notes not theretofore expended for other purposes, including but not limited to, capital expenditures and working capital requirements.

   While the Company intends to continue to leverage its relationship with Time Warner Cable in pursuing expansion opportunities, to the extent the Company seeks to expand into service areas where Time Warner Cable does not conduct cable operations, the Company may incur significant additional costs in excess of those historically incurred by the Company when expanding into existing Time Warner Cable service areas. In addition, Time Warner Cable is not obligated to construct or provide additional fiber optic capacity in excess of what is already licensed to the Company under the Capacity License Agreements. Accordingly, if the Company is unable to lease additional capacity at the same rates as are currently provided for under the Capacity License Agreements, the Company may be required to obtain additional capacity on more expensive terms. See "Certain Relationships and Related Transactions--Certain Operating Agreements."

   The development and expansion of the Company's existing and future networks and services will require significant capital to fund these capital expenditures. The Company expects that its future cash requirements will principally be for funding future growth and capital expenditures. The Company has appointed Chase Securities Inc. as lead arranger in the syndication of a revolving senior secured credit facility for the Company. If the syndication of the facility is successful, the Company anticipates closing the financing in the second quarter of 2000. However, there is no assurance that the financing will be available to the Company or on acceptable terms. The Company expects that the $264.6 million in cash, cash equivalents and marketable securities at December 31, 1999, borrowings under the new revolving credit facility along with internally generated funds, will provide sufficient funds for the Company to meet its expected capital and liquidity needs to expand its business as currently planned and pay interest on the Senior Notes. In the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenue and costs are dependent upon factors that are not within the Company's control, for example as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenue and costs may vary from expected amounts, possibly to a material degree, and these variations are likely to affect the level of the Company's future capital expenditures and expansion plans. Sources of financing may include public or private debt, equity financing by the Company or its subsidiaries or other financing arrangements. For a description of the senior secured revolving bank credit facility, see "Description of Certain Indebtedness--Bank Facility."

   Financing. Net cash provided by financing activities for 1999 decreased by $405.4 million, as compared to 1998. Net cash provided by financing activities for 1999, reflects the net proceeds from the IPO of $270.2 million, offset by the repayment of loans from the Former Parent Companies of $180 million, as well as acquired debt and capital lease obligations. Net cash provided by financing activities for 1998, reflects proceeds from issuance of the Senior Notes and loans from the Former Parent Companies.

   During the period from July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with subordinated loans from the Former Parent Companies. These loans remained outstanding, accruing interest, through May 14, 1999. The loans from the Former Parent Companies were subordinated in right of payment to the Senior Notes, except for a provision allowing repayment prior to maturity with the net proceeds of any offering of Common Stock or equivalent interest of the Company. The $400 million principal amount in Senior Notes that the Company issued in July 1998 are unsecured, unsubordinated obligations of the Company. Interest on the Senior Notes is payable semiannually on January 15 and July 15, beginning on January 15, 1999. Aggregate annual interest payments on the Senior Notes through 2008 are expected to be approximately $39 million. The Senior Notes are required to be repaid on July 15, 2008. On May 14, 1999, approximately $180 million of the proceeds from the IPO were used to repay the subordinated loans payable to the Former Parent Companies in full, including accrued interest. The proceeds of the IPO remaining after repayment of the subordinated loans payable, combined with the proceeds from the Senior Notes, have been used to continue funding the Company's continued growth, which includes expansion of the Company's networks, and for general corporate purposes. The Former Parent Companies are not under any obligation to make any additional equity investments or loans to the Company.

   The Company continues to evaluate potential acquisitions and joint ventures that would extend the Company's geographic markets, expand the Company's products and services and/or enlarge the capacity of its networks. Some of these transactions may be considerably larger than the transactions it has completed in the past. If the Company enters into a definitive agreement with respect to any material transaction, it could result in the Company increasing its leverage or issuing additional Common Stock or both. There can be no assurance, however, that the Company will enter into any transaction or, if it does, on what terms.

Impact of Year 2000

   In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change, including the leap year date. The Company expensed approximately $2.8 million during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

Effects of Inflation

   Historically, inflation has not had a material effect on the Company.

Quantitative and Qualitative Disclosures About Market Risk

   The Company's interest income is sensitive to changes in the general level of interest rates. In this regard, changes in interest rates can affect the interest earned on the Company's cash equivalents and marketable securities. To mitigate the impact of fluctuations in interest rates, the Company generally enters into fixed rate investing arrangements.

   The following table provides information at December 31, 1999, about the Company's financial instruments that are sensitive to changes in interest rates. For investment securities, the table presents related weighted-average interest rates expected by the maturity dates. These investment securities will mature within one year. At December 31, 1999, the fair value of the Company's fixed rate 9 3/4% Senior Notes due 2008 was $415 million, as compared to a carrying value of $400 million on such date, based on market prices at December 31, 1999.

                                                          2000 Maturities
                                                   -----------------------------
                                                   (dollar amounts in thousands)
Assets
  Marketable securities:
    Shares of money market mutual funds...........           $  4,510
      Average interest rate.......................                5.5%
    Certificates of deposit with banks............           $ 54,797
      Average interest rate.......................                5.3%
    Corporate and municipal debt securities.......           $196,455
      Average interest rate.......................                5.9%

                                    BUSINESS

Overview

   The Company is a leading fiber facilities-based integrated communications provider offering local business "last mile" broadband connections for data, high-speed internet access, local voice and long distance services. The Company serves customers in 21 metropolitan markets in the United States. The Company's customers are principally telecommunications-intensive business end-users, long distance carriers, internet service providers, wireless communications companies and governmental entities. The Company offered switched services in 20 of its 21 service areas as of December 31, 1999, and management expects that a growing portion of the Company's revenue will be derived from providing switched services. In addition, the Company benefits from its strategic relationship with Time Warner Cable both through access to local right-of-way and construction cost-sharing. As a result, the Company's networks have been constructed primarily through licensing the use of fiber capacity from Time Warner Cable. As of December 31, 1999, the Company's fiber optic networks spanned 8,872 route miles and contained 332,263 fiber miles and the Company offered service to 5,566 buildings.

Business Strategy

   The Company's primary objective is to be a leading provider to medium- and large-sized businesses of superior telecommunications services through advanced networks in its existing and future service areas. The key elements of the Company's business strategy include the following:

   Leverage Existing Fiber Optic Networks. The Company has designed and built local and regional fiber networks to serve geographic locations where management believes there are large numbers of potential customers. As of December 31, 1999, the Company operated networks that spanned over 8,872 route miles and contained over 332,263 fiber miles. During 1999, the Company deployed a fully managed, fiber-based nationwide infrastructure to ensure that its long-haul internet products provide the capacity and high quality level of service increasingly demanded by its customers. The Company's highly concentrated networks have yet to be fully exploited and provide the capacity to serve a substantially larger base of customers with a larger array of products. Management believes that the Company's extensive fiber network capacity allows it to:

  . increase orders substantially from new and existing customers while realizing higher gross margins than non-fiber facilities based carriers;

  . emphasize its fiber facilities-based services rather than resale of network capacity of other providers; and

  . provide better customer service because the Company can exert greater control over its services than its competitors that depend on off-net facilities.

   The Company plans to extend its network in its present markets in order to reach additional commercial buildings directly with its fiber facilities. In addition, the Company plans to integrate new technologies such as dense wave division multiplexing to provide additional bandwidth and higher speed without the need to add additional fiber capacity.

   Enter New Geographic Areas. The Company's strategy is to target metropolitan areas possessing demographic, economic and telecommunications demand profiles that it believes provide it with the potential to generate an attractive economic return. Currently, the Company operates networks in a total of 21 metropolitan areas and is in the process of constructing networks in Los Angeles/Orange County, California, Dayton, Ohio, and Fayetteville, North Carolina, during 2000, bringing the total to 24. Also, the Company has recently announced a more accelerated geographic expansion plan that presently calls for commencing construction in an additional 8 to 12 metropolitan statistical areas during 2000 and 2001. These markets will be a combination of small, medium and large markets, including some served by Time Warner Cable where the Company may obtain fiber capacity through its relationship with Time Warner Cable, and others outside of Time Warner Cable's service area.

   Expand Switched Services. The Company provided a broad range of switched services in 20 of its 21 service areas as of December 31, 1999. For 1999, revenue from switched services grew by 207% as compared to 1998. Because of the market demand for switched services, the Company has rapidly installed switches in its markets and management expects the Company to derive a growing portion of its revenue from switched services. The Company utilizes high-capacity digital 5ESS switches manufactured by Lucent Technologies Inc. ("Lucent"). However, as new technologies arise that enable the switching of voice calls over an internet protocol and local area network infrastructure, the Company will evaluate how to best integrate this "softswitch" technology into its infrastructure. The Company is currently evaluating suppliers of this capability/technology and plans to begin deployment in late 2000 to serve a variety of applications including primary rate interface services and voice over internet protocol.

   Expand Data Services. Data services are becoming increasingly more important to the Company's target customer base. In particular, the Company believes that the demand for high-speed, high quality local area network and wide area network connectivity will continue to grow over the near term. This demand will grow in support of specific applications such as virtual private networks, website hosting, e-commerce, intranet and internet access. The Company will continue to deliver high-speed traditional transport services (e.g., DS1, DS3, OC-n) through its fiber optic networks, but will also focus on the delivery of next generation data networking and converged network services, which means voice and data applications delivered over a common network infrastructure. The Company anticipates that the converged network will be capable of providing applications such as virtual private networking, hosted web and e-mail services and new applications such as unified messaging. The Company believes that key to the evolution of the converged network is delivery of management services along with the network service so that the medium and small business customers in the multi-tenant buildings the Company serves can rely on the Company to manage the network 24 hours-a-day, 7 days-a-week.

   Target Business Customers. The Company operates networks in metropolitan areas that have high concentrations of medium- and large-sized businesses. These businesses tend to be telecommunications-intensive and are more likely to seek the greater reliability provided by an advanced network such as the Company's. Historically, the Company has focused its sales and marketing efforts on such businesses, as they are potentially high volume users of the Company's services. To drive revenue growth in these markets, the Company is expanding its direct sales force to focus on such business customers while it develops managed services offerings to meet the voice, data and internet needs of those customers. In addition, in order to achieve further economies of scale and network utilization, the Company is targeting smaller business customers in buildings the Company already serves where the Company can offer a package of network services that may not otherwise be available to those customers.

   Interconnect Service Areas. The Company groups the 21 service areas in which the Company currently operates into geographic clusters across the United States. The Company is in the process of interconnecting the Company's existing service areas within regional clusters with owned or licensed fiber optic facilities. This is expected to increase the Company's revenue potential and increase margins by addressing customers' regional long distance voice, data and video requirements. The Company began interconnecting its service areas in 1998.

   Utilize Strategic Relationships with Time Warner Cable. The Company has benefited from and continues to leverage its relationships with Time Warner Cable, one of the largest multiple system cable operators in the U.S., by licensing and sharing the cost of fiber optic facilities. This licensing arrangement allows the Company to benefit from Time Warner Cable's access to rights-of-way, easements, poles, ducts and conduits. See "Certain Relationships and Related Transactions--Certain Operating Agreements." By leveraging its existing relationship with Time Warner Cable, the Company believes that it can benefit from existing regulatory approvals and licenses, derive economies of scale in network costs and extend its existing networks in a rapid, efficient and cost-effective manner. Furthermore, management believes that the strong awareness and positive recognition of the "Time Warner" brand name significantly contributes to its marketing programs and sales efforts by distinguishing it from its competitors.

   Continue Disciplined Expenditure Program. The Company increases operational efficiencies by pursuing a disciplined approach to capital expenditures. This capital expenditure program requires that prior to making any expenditure on a project, the project must be evaluated to determine whether it meets stringent financial criteria such as minimum recurring revenue, cash flow margins and rate of return.

   The telecommunications industry has experienced, and is expected to continue to experience, rapid and significant changes in technology. While the Company believes that, for the foreseeable future, these changes will neither materially affect the continued use of fiber optic cable or digital switches and transmission equipment nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the Company's business and operations cannot be predicted. The Company believes that its future success will depend, in part, on its ability to anticipate or adapt to these changes and to offer, on a timely basis, services that meet customer demands on a competitive basis. There can be no assurance that the Company will obtain access to new technologies on a timely basis or on satisfactory terms. Any failure by the Company to obtain new technologies could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's growth plans depend in part upon the Company's ability to obtain fiber capacity at rates that will allow it to generate a reasonable rate of return. There is no assurance that the Company will be successful in obtaining such fiber capacity.

Market Opportunity

   The Company believes that the 1996 Act and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local markets to competition and requiring incumbent local exchange carriers to provide increased direct interconnection. According to the U.S. Department of Commerce, in 1998 the total revenue for the U.S. telecommunications industry, excluding wireless, amounted to approximately $240 billion, of which approximately $136 billion was local service and approximately $104 billion was long distance. To capitalize on these significant opportunities, the Company deploys high-capacity digital switches in its markets and is aggressively marketing switched services to its customers.

   A number of important trends are reshaping the U.S. communications industry, creating substantial opportunities for competitive local exchange carriers beyond capturing market share from incumbent local exchange carriers in local exchange services. These trends include:

  . increasing customer demand for high-speed, broadband services, such as internet access, transport and internet protocol-based applications;

  .  the emergence of e-commerce as a new paradigm for business transactions;
     and

  . continued consolidation among service providers to broaden their service offerings and technical capabilities.

   By leveraging customer relationships and bundling service offerings, competitive local exchange carriers have begun to exploit a variety of opportunities, including high-speed internet access and transport, digital subscriber line, local area network and wide area network connectivity, managed network services, virtual private networks, remote access, and e-commerce services. The Company believes that new entrants have an excellent opportunity to establish themselves as leading providers of such value-added services.

   High-speed connectivity has become important to business due to the dramatic increase in internet usage and the proliferation of personal computer and internet protocol-based applications. According to the Gartner Group, an independent telecommunications and technology research company, the number of internet users worldwide reached approximately 68 million in 1997 and is forecasted to grow to approximately 316 million by 2002. The popularity of the internet with consumers has also driven the rapid growth in exploiting the internet as a commercial medium, as businesses establish websites, corporate intranets and extranets and implement e-commerce applications to expand their customer reach and improve their communications efficiency. The

Gartner Group estimates that internet access revenue will increase from $4.7 billion in 1997 to over $21.5 billion in 2002. The Company believes that internet infrastructure is becoming increasingly important to businesses of all sizes, making the availability of broadband capacity, network quality, a value-added services portfolio and technical capability an important competitive distinction among service providers.

Services

   The Company currently provides its customers with a wide range of telecommunications services, including dedicated transmission, local switched, long distance, data and video transmission services and high-speed dedicated internet access services. The Company's dedicated services, which include private line and special access services, use high-capacity digital circuits to carry voice, data and video transmissions from point-to-point in multiple configurations. Switched voice services offered by the Company use high-capacity digital switches to route voice transmissions anywhere on the public switched telephone network. In offering its dedicated transmission and switched services, the Company also provides private network management and systems integration services for businesses that require combinations of various dedicated and switched telecommunications services. Data services provided by the Company allow customers to create their own internal computer networks and access external computer networks and the internet. The Company can provide its customers, including companies in the media industry, with advanced video transport services such as point-to-point, broadcast-quality video to major television networks as well as to advertising agencies and other customers. Internet services provided by the Company include dedicated internet access, website hosting, transport and e-commerce services for business customers and local internet service providers.

 Dedicated Transport Services

   The Company currently provides a complete range of dedicated transport services with transmission speeds from 64 kilobits per second to 2.488 gigabits per second to its long distance carrier and end-user customers. All products and services can be used for voice, data, image and video transmission.

   The Company offers the following dedicated transport links:

  . POP-to-POP Special Access. Telecommunications lines linking the points of presence ("POPs") of one long distance carrier or the points of presence of different long distance carriers in a market, allowing the points of presence to exchange transmissions for transport to their final destinations.

  . End-user/Long Distance Carrier Special Access. Telecommunications lines between an end-user, such as a large business, and the local points of presence of its selected long distance carrier.

  . Private Line. Telecommunications lines connecting various locations of a customer's operations, suitable for transmitting voice and data traffic internally.

  . Transport Arrangement Service. Provides dedicated transport between local exchange carrier central offices and customer designated points of presence of a long distance carrier for transport of local exchange carrier-provided switched access or local exchange carrier-provided special access. This point-to-point service is available at DS1 or DS3 interfaces at both ends. DS1 and DS3 interfaces are standard North American telecommunications industry digital signal formats that are distinguishable by the number of binary digits transmitted per second, or bit rate. DS1 has a bit rate of 1.544 megabits per second and DS3 has a bit rate of 44.736 megabits per second.

   The Company provides the following services that use high-capacity digital circuits to carry voice, data and video transmissions from point to point in flexible configurations involving different standardized transmission speeds and circuit capacities:

  . broadcast video TV-1, which is the dedicated transport of broadcast quality video signals;

  . STS-1, which is the full duplex, synchronous optical transmission of digital data on synchronous optical network, or SONET, standards, and eliminates the need to maintain and pay for multiple dedicated lines; and

  . private network transport service, which is a private, dedicated premium quality service over fully redundant, diverse routed, SONET rings with bandwidth that is dedicated and always available.

   The transmission speeds and circuit capacities used for these services include DSO, DS1, DS3 and SONET OC-N. DSO is a standard North American telecommunications industry digital signal format that has a bit rate of 64 kilobits per second.

 Switched Services

   The Company's switched services provide business customers with local calling capabilities and connections to their long distance carriers. The Company owns, houses, manages and maintains the switch used to provide the services. The Company's switched services include the following:

  . Business Access Line Service. This service provides voice and data customers quality analog voice grade telephone lines for use at any time. Business access line service provides customers with flexibility in network configurations because lines can be added, deleted and moved as needed.

  . Access Trunks. Access trunks provide communication lines between two switching systems. These trunks are utilized by private branch exchange customers, which are customers that own and operate a switch on their own premises. Private branch exchange customers use these trunks to provide access to the local, regional and long distance telephone networks. Private branch exchange customers may use either the Company's telephone numbers or their incumbent local exchange carrier-assigned telephone numbers. Customer access to the Company's local exchange services is accomplished by a DS1 digital connection or DS0 analog trunks between the customer's private branch exchange port and the Company's switching centers.

  . Local Toll Service. This service provides customers with a competitive alternative to incumbent local exchange carrier service for intraLATA toll calls. It is a customized, high-quality local calling plan available to business access line and access trunk customers. The Company works with customers to devise cost-saving programs based on actual usage and calling patterns.

  . Local Telephone Service. Local telephone service is basic local exchange service which can be tailored to a customer's particular calling requirements. Local telephone service includes operator and directory assistance services, as well as an optional intraLATA toll plan.

  . Long Distance Service. Long distance service provides the capabilities for a customer to place a voice call from one local calling area to another, including international calling.

  . Switched Access Service. The connection between a long distance carrier's POP and an end-user's premises that is provided through the switching facilities of a local exchange carrier are referred to as switched access services. These services provide long distance carriers with a switched connection to their customers for the origination and termination of long distance telephone calls.

  . Other Services. Other services offered by the Company include telephone numbers, listings, customized calling features, voice messaging, hunting, blocking services and two-way, simultaneous voice and data transmission in digital formats over the same transmission line, which is an international standard referred to as integrated services digital network or ISDN.

 Data Transmission Services

   The Company offers its customers a broad array of data transmission services that enable customers to create their own internal computer networks and access external computer networks and the internet. In 1996, the Company introduced its native speed local area network inter-networking data service that is used to connect workstations and personal computer users on one or more local area networks. Native speed services avoid the bottleneck problems that are frequently encountered with customary DS1 connections by providing the customer with a circuit that matches the transmission speeds of its local area network. The Company's local area network service provides dedicated circuits, guaranteed transmission capacity and guaranteed bandwidth for virtually all local area network applications. Users can share files and databases as if they are all working on the same computer, or within the same local area network.

   As companies and communications become more sophisticated, there is an increased need for customer access to superior traffic management of sensitive data, video and voice transmission within a single metropolitan area, or between various company operations. The Company's switched data services offer sophisticated switching technology and provide high standards in reliability and flexibility while enabling users to reduce the costs associated with interconnecting architecturally diverse information systems. The Company's data service offerings support evolving high-speed applications, such as multimedia, desktop video conferencing and medical imaging. The Company offers native speed connections to end-users as well as interexchange data carriers. The Company's services allow users to interconnect both high-speed and low-speed local area network environments and to benefit from flexible billing, as well as detailed usage reports.

   In 2000, the Company plans to extend its current base of native local area network services operating at 10 megabits per second to include gigabit ethernet that operates at 1000 megabits per second (1 gigabit per second). This extended bandwidth capacity will allow customers to connect at very high-speeds to the internet, to the application service provider of choice or to other customer locations.

 Video Transmission Services

   The Company provides broadcast quality digital and analog video link services to its video services customers, including media industry customers, such as television networks, and advertising agencies. The Company's video services include offering broadcast quality, digital channel transmissions that can be provided on a point-to-point or point-to-multipoint basis.

 Internet Services

   During 1999, the Company deployed a fiber-based internet protocol backbone connecting the Company's hub cities, including 21 asynchronous transfer mode data switches through which it provides dedicated internet connectivity at speeds of up to DS3. This deployment was accomplished in part through the acquisition of Inc.Net, a regional internet service provider that became a wholly owned subsidiary of the Company in April 1999. Through this subsidiary, known as the Company's Internet & Data Division, the Company will manage its data network and new internet products. Although data and internet revenue represented only 4% of total 1999 revenue, the Company expects an increasing portion of its future total revenue to be contributed by these services. The Company is upgrading its internet backbone to include OC-3c and greater capacity.

 Long Distance Services

   The Company began to offer basic long distance services in 1998 including toll free, calling card and international calling. The Company offers these services primarily to enhance its ability to offer a complete package of services to customers, rather than as core services. The target customers are medium- and small-size business customers. Generally, large businesses tend to obtain their long distance needs directly from the major long distance carriers. The Company believes medium- and small-size businesses are more likely to obtain their long distance services from competitive local exchange carriers rather than the major long distance carriers. As a result, management believes that such medium- and small-sized end-users represent a potential customer base for developing a market for the Company's long distance services. This is a market segment that has not been a principal focus of the Company's business in the past and thus one to which the Company has limited experience marketing. The Company purchases long distance capacity under a non-exclusive resale agreement with a long distance carrier, which includes all support and billing services. The Company is considering additional suppliers. Although long distance contributed less than 1% of the Company's total revenue in 1999, management believes that the offering of long distance services adds strategic sales and marketing value as a bundled product. The long distance business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has historically had a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company is attempting to minimize churn through the use of minimum term agreements.

 Telecommunications Networks and Facilities

   Overview. The Company uses the latest technologies and network architectures to develop a highly reliable infrastructure for delivering high-speed, quality digital transmissions of voice, data and video telecommunications. The Company's basic transmission platform consists primarily of optical fiber equipped with high-capacity SONET equipment deployed in fully redundant, self-healing rings. These SONET rings give the Company the capability of routing customer traffic in both directions around the ring, thereby eliminating loss of service in the event of a cable cut. The Company's networks are designed for remote automated provisioning, which allows the Company to meet customers' real time service needs. The Company extends SONET rings or point-to-point links from rings to each customer's premises over its own fiber optic cable and unbundled facilities obtained from incumbent local exchange carriers. The Company also installs diverse building entry points where a customer's security needs require such redundancy. The Company then places necessary customer-dedicated or shared electronic equipment at a location near or in the customer's premises to terminate the link.

   The Company serves its customers from one or more central offices or hubs strategically positioned throughout its networks. The central offices house the transmission and switching equipment needed to interconnect customers with each other, the long distance carriers and other local exchange networks. Redundant electronics, with automatic switching to the backup equipment in the event of failure, protects against signal deterioration or outages. The Company continuously monitors system components from its network operations center and proactively focuses on avoiding problems rather than merely reacting to trouble.

   The Company adds switched, dedicated and data services to its basic fiber optic transmission platform by installing sophisticated digital electronics at its central offices and nodes and at customer locations. The Company's advanced 5ESS digital telephone switches from Lucent are connected to multiple incumbent local exchange carrier and long distance carrier switches to provide the Company's customers access to telephones in the local market as well as the public switched telephone network. Similarly, in certain markets, the Company provides asynchronous transfer mode switched and local area network multiplexers at its customers' premises and in its central offices to provide high-speed local area network interconnection services.

   The Company's strategy for adding customers is designed to maximize the speed and impact of its marketing efforts while maintaining attractive rates of return on capital invested to connect customers directly to its networks. To initially serve a new customer, the Company may use various transitional links, such as reselling a portion of an incumbent local exchange carrier's network. Once the new customer's communications volume and product needs are identified, the Company may build its own fiber optic connection between the customer's premises and the Company's network to accommodate: (i) the customer's needs; and (ii) the Company's efforts to maximize return on network investment.

   Telecommunications Networks. The following chart sets forth information regarding each of the Company's telecommunications networks as of December 31, 1999:

                                                                 Dec. 31, 1999
                                                      -----------------------------------
                                          Switched
                            Network       Services                Commercial MSA Business
  Metropolitan Service    Commercially  Commercially  Fiber Route Buildings  Lines (000)
          Area             Available    Available(1)    Miles(2)    On-Net       (3)
  --------------------    ------------  ------------  ----------- ---------- ------------
Albany, New York (4)....     Jul. 95      Sep. 99          127          23        403.1
Austin, Texas (4).......     Sep. 94      Apr. 97          502         107        547.0
Binghamton, New York
 (4)....................     Jan. 95          TBD           88          30        109.4
Charlotte, N. Carolina
 (4)....................    Sept. 94      Dec. 97          697         230        638.4
Cincinnati, Ohio (4)....     Jul. 95      Nov. 97          330         114        567.4
Columbus, Ohio (4)......     Mar. 91(5)   Jul. 97          447         116        485.9
Dallas, Texas...........     Sep. 99      Sep. 99          303          13      1,521.1
Dayton, Ohio (4)........     Nov. 00(6)   Nov. 00(6)       --          --         277.4
Fayetteville, N.
 Carolina (4)...........     Apr. 00(6)   Apr. 00(6)        36         --          59.6
Greensboro, N. Carolina
 (4)....................     Jan. 96      Sep. 99          189          42        404.5
Honolulu, Hawaii (4)....     Jun. 94      Jan. 98          300         221        226.1
Houston, Texas (4)......     Jan. 96      Sep. 97          736         112      1,722.7
Indianapolis, Indiana
 (4)....................     Sep. 87(5)   Dec. 97          378         173        461.3
Jersey City, New
 Jersey.................     Jul. 99      Jul. 99            5           3        205.2
Manhattan, New York
 (4)....................     Feb. 96      Feb. 96          158          62      3,627.1
Memphis, Tennessee (4)..      May 95       May 97          531         120        285.5
Milwaukee, Wisconsin
 (4)....................     Feb. 96      Sep. 97          444         101        520.5
Orange County,
 California.............     Jun. 00(6)   Aug. 00(6)        80         --       1,387.9
Orlando, Florida (4)....     Jul. 95      Jul. 97        1,063         180        975.2
Raleigh, N. Carolina
 (4)....................     Oct. 94      Sep. 97          570         159        366.2
Rochester, New York
 (4)....................     Dec. 94      Feb. 95          363         115        474.0
San Antonio, Texas (4)..      May 93(5)   Nov. 97          713         181        578.1
San Diego, California
 (4)....................     Jun. 95      Jul. 97          324          92      1,186.0
Tampa, Florida (4)......     Dec. 97      Jan. 98          488          37      1,134.9
                                                        ------      ------    ---------
Total...................                                 8,872       2,231     18,164.5
                                                        ======      ======    =========

--------
(1) Date of "Switched Services Commercially Available" is the first date on which switched services were provided to a customer of the Company.
(2) Licensed and owned fiber optic route miles.
(3) Metropolitan statistical area business lines data are modeled from Statistics of Communications Common Carrier 1998 Business Data.
(4) Metropolitan statistical areas in which the Company obtains or expects to obtain fiber capacity through licensing agreements with Time Warner Cable. See "Certain Relationships and Related Transactions--Certain Operating Agreements."
(5) The networks in Columbus, Ohio, San Antonio, Texas and Indianapolis, Indiana were built by certain predecessor companies prior to the commencement of the Company's business.
(6) Estimated.

   Information Systems Infrastructure. The Company uses state of the art technology in its information systems infrastructure. The Company also uses a centrally deployed series of client server platforms and relational database servers to provide cost effective nationwide computing support. These services and products enable employees to support customers directly, manage the telephony infrastructure and report and manage trouble resolution. The computing infrastructure strategy enables the Company to mix and match platforms to create the best compliment of computing engines to meet the Company's specific business needs. This includes telephony ordering, provisioning, inventory, engineering, installation, billing, decision support and customer care business functions. The strategy of buying "off the shelf" products and integrating them into the Company's existing information systems infrastructure versus utilizing several stand-alone applications supports a more responsive and flexible environment that better suits the needs of a nimble market competitor. The Company's information systems provide real time support of network operations and deliver data at the network, regional and corporate level, and can sort by customer and vendor. The systems selected or built utilize open system standards and architectures, thus allowing maximum interoperability with third parties' systems. The Company's Information Systems Development teams have developed competencies in application integration using the latest in Enterprise Application products and strategies. The Company has implemented an enterprise resource system, which provides improved real-time management information for the Company's financial, procurement and human resource functions. The Company's Business Systems Analysis teams have supported the identification and implementation of new revenue assurance platforms and billing platform enhancements which improve revenue stream accuracy.

   Network Monitoring and Management. The Company provides a single point of contact for all of its customers and consolidates all of its systems support, expertise and technical training at its network operations center in Greenwood Village, Colorado. With approximately 600 technicians and customer service representatives dedicated to providing superior customer service, the Company is able to quickly correct, and often anticipate, any problems that may arise in its networks. The Company provides 24 hour-a-day, 7 days-a-week surveillance and monitoring of networks to achieve the Company's network reliability and performance targets. Network analysts monitor real-time alarm, status and performance information for network circuits, which allows them to react swiftly to repair network trouble.

   Network Development and Application Laboratory. The Company's network development and application laboratory is a comprehensive telecommunications technology, applications and services development laboratory, equipped with advanced systems and equipment, including those used by the Company in the operation of its local digital networks. The center is designed to provide a self-contained testing and integration environment, fully compatible with the Company's digital networks, for the purposes of:

  . verifying the technical and operational integrity of new equipment prior to installation in the networks;

  .  developing new services and applications;

  . providing a realistic training environment for technicians, engineers and others; and

  . providing a network simulation environment to assist in fault isolation and recovery.

   Technologies currently under evaluation in the laboratory include dense wave division multiplexing equipment from new vendors, optical bandwidth management, internet protocol telephony, including components used to service next generation softswitches, media gateway technologies, Signaling System 7 gateway systems and related data applications.

   Billing Systems. The Company contracts with outside vendors for customer billing. The Company has licensed a system for switched services billing that it operates on its own equipment and has a service bureau arrangement with another vendor for dedicated transport service and interconnection billing. See "Risk Factors--We expect to depend on third party vendors for information systems."

Network Design and Construction

   In order to take advantage of its relationship with Time Warner Cable, the Company has constructed most of its existing networks in selected metropolitan statistical areas served by Time Warner Cable's fiber optic infrastructure. This has allowed the Company to develop, in a cost-efficient way, an extensive network in each of its metropolitan statistical areas. As of December 31, 1999, the Company's networks spanned 8,872 route miles, contained 332,263 fiber miles and offered service to 5,566 buildings with 5,331,000 voice grade equivalent circuits and 192,369 access lines in service.

   The Company plans to begin constructing new networks in approximately 8 to 12 metropolitan statistical areas during 2000 and 2001, using its relationship with Time Warner Cable or other fiber providers, or by developing the networks in house, whichever is most effective and economical. Before deciding to construct or acquire a network in a particular metropolitan statistical area, the Company's corporate development staff reviews the demographic, economic, competitive and telecommunications demand characteristics of the metropolitan statistical area, including its location, the concentration of potential business, government and institutional end-user customers, the economic prospects for the area, available data regarding long distance carrier and end-user special access and switched access transport demand and actual and potential competitive access provider and competitive local exchange carrier competitors. Market demand is estimated on the basis of market research performed by Company personnel and others, utilizing a variety of data including estimates of the number of interstate access and intrastate private lines in the metropolitan statistical area based primarily on FCC reports and commercial databases. This process has enabled the Company to reduce its start-up costs and shorten lead times.

   If a particular metropolitan statistical area targeted for development is found to have sufficiently attractive demographic, economic, competitive and telecommunications demand characteristics, the Company's network planning and design personnel design a network targeted to provide access to the major long distance carrier, points of presence and the incumbent local exchange carrier's principal central office(s) in the metropolitan statistical area. Consistent with the Company's disciplined capital expenditure program, distribution rings are designed to cover strategic or highly concentrated business parks and downtown metropolitan areas. Through a combination of its own network and the use of Type II circuits purchased from the incumbent local exchange carrier to reach low density areas where the Company cannot economically build facilities, the Company can serve virtually any customer within the metropolitan statistical area it serves.

   Based on the data obtained through the foregoing process, in connection with either the construction or an acquisition of a network, the Company develops detailed financial estimates based on the anticipated demand for the Company's current services. If the financial estimates meet or exceed the Company's minimum rate of return thresholds using a discounted cash flow analysis, the Company's corporate planning personnel prepare a detailed business and financial plan for the proposed network.

   Prior to commencing construction, the Company's local staff, working together with Time Warner Cable, where applicable, obtains any needed city franchises, permits or other municipal requirements to initiate construction and operate the network. In some cities, a construction permit is all that is required. In other cities, a right-of-way agreement or franchise may also be required. Such agreements and franchises are generally for a term of limited duration. In addition, the 1996 Act requires that local governmental authorities treat all telecommunications carriers in a competitively neutral, non-discriminatory manner. The Company's current right-of-way agreements and franchises expire in years ranging from 2008 to 2015. City franchises often require payment of franchise fees that in some cases can be directly passed through on customers' invoices. The Company's local staff also finalizes arrangements for other needed rights-of-way. Rights-of-way are typically licensed from Time Warner Cable under multi-year agreements with renewal options and are generally non-exclusive. See "Certain Relationships and Related Transactions--Certain Operating Agreements." The Company leases underground conduit and pole space and other rights-of-way from entities such as local exchange carriers and other utilities, railroads, long distance providers, state highway authorities, local governments and transit authorities. The 1996 Act requires most utilities, including most local exchange carriers and electric companies, to afford competitive access providers and competitive local exchange carriers access to their poles, conduits and rights-of-way at reasonable rates on non-discriminatory terms and conditions.

   The Company's networks are constructed to cost-effectively access areas of significant commercial end-user telecommunications traffic, as well as the points of presence of most long distance carriers and cellular companies and the principal local exchange carrier central offices in a metropolitan statistical area. The Company establishes general requirements for network design, and internally engineers the contemplated network and the required deployment. Construction and installation services are provided by independent contractors, including Time Warner Cable, selected through a competitive bidding process. Company personnel provide project management services, including contract negotiation and supervision of the construction, testing and certification of all facilities. The construction period for a new network varies depending upon the number of route miles to be installed, the initial number of buildings targeted for connection to the network, the general deployment of the network and other field conditions. Networks that the Company has installed to date generally have become operational within nine to twelve months after the beginning of construction.

Equipment Supply

   The Company acquires Lucent 5ESS digital switches pursuant to an exclusive vendor agreement which provides for discounted pricing. The Lucent agreement expires in June 2002 and is renewable for up to four additional years upon the parties' mutual agreement. The Lucent agreement provides that if the Company purchases digital switches from a vendor other than Lucent during the term of the agreement, Lucent, among other things, may discontinue the agreed upon discounted pricing on all future orders, renegotiate higher prices for digital switches and may not be liable for failures to meet certain delivery and installation schedules on future orders.

Customers and Sales and Marketing

   The Company's customers are principally telecommunications-intensive medium- and large-sized businesses, long distance carriers, internet service providers, wireless communications companies, other local providers and various governmental entities. Historically, the Company's customers were primarily long distance carriers. While the Company's long distance carrier business has grown by approximately 98% in 1999 over 1998, it has declined as a proportion of total revenue from approximately 26% of the Company's total 1998 revenue to approximately 24% of the Company's total 1999 revenue. Of this long distance carrier revenue, approximately 72% is directed by the end-user customer rather than the long distance carrier since an end user may switch long distance carriers while retaining the Company as its local exchange carrier.

   The Company's largest customer for the year ended December 31, 1999, AT&T and its affiliates, represented 13.5% of the Company's total revenue. However, a substantial portion of that revenue results from traffic that is directed to the Company by customers that have selected that long distance carrier. No other customer, including customers who direct their business through long distance carriers, accounted for 10% or more of revenue. For the year ended December 31, 1999, the Company's top 10 customers accounted for 39% of the Company's total revenue. The Company's primary contract with AT&T is summarized below. The Company does not believe that the termination of the contract would have a material adverse effect on its business.

   The agreement between the Company and AT&T specifies the terms under which AT&T will purchase certain switched and dedicated services in selected metropolitan statistical areas of the Company. The agreement (but not the individual services purchased under such agreement) has a 13-year term ending in September 2008, but may be terminated, in whole or in part, under specified circumstances prior to that time. Interexchange company affiliates of AT&T and AT&T Wireless Services, Inc. are also eligible to purchase services under the agreement. In December 1999, the Company triggered the dispute resolution process under the agreement with AT&T over the appropriate billing rates for switched access services. The Company does not expect the outcome of this dispute to have a material effect on revenue or operating results.

   The Company provides incentives to its sales force to negotiate service contracts that have a minimum term of 1 year, and provides enhanced commissions to its sales force for executing agreements with terms of 3 years or greater. Currently, more than half of service agreements have a duration of greater than 3 years.

   The Company's marketing emphasizes its:

  .  reliable, facilities-based networks;

  .  flexibly priced, bundled products and services;

  .  responsive customer service orientation; and

  . integrated operations, customer support and network monitoring and management systems.

   The Company's centrally managed customer support operations are designed to facilitate the processing of orders for changes and upgrades in customer services. To reduce the inherent risk in bringing new and untested telecommunications products and services to a dynamically changing market, the Company introduces its products and services once market demand develops and offers them in diversified, competitively-priced bundles, thereby increasing usage among its existing customers and attracting new customers. The services offered by the Company are typically priced at a discount to the prices of the incumbent local exchange carriers.

   With a direct sales force in each of its service areas along with regional and national sales support, the Company targets medium- and large-sized telecommunications-intensive businesses in the areas served by its networks. Compensation for the Company's sales representatives is based primarily on commissions that are tied to sales generated. The Company's customers include financial services firms, health care, media, telecommunications services and high tech companies and various governmental institutions. In addition, the Company markets its services through sales agents, landlords, advertisements, trade journals, media relations, direct mail and participation in trade conferences.

   The Company also targets long distance carriers, internet service providers, large, strategic business accounts and wireless telephone companies through its national sales organization. The Company has master services agreements (which generally set forth technical standards, ordering processes, pricing methodologies and service grade requirements, but do not guarantee any specified level of business for the Company) with a significant number of the long distance carriers, including AT&T, MCI-WorldCom, Sprint Corporation, and Qwest Communications. By providing long distance carriers with a local connection to their customers, the Company enables them to avoid complete dependence on the incumbent local exchange carriers for access to customers and to obtain a high quality and reliable local connection. The Company provides a variety of transport services and arrangements that allow long distance carriers to connect their own switches in both local areas, or intra-city, and in wide areas, or inter-city. Additionally, long distance carriers may purchase the Company's transport services that allow them to connect their switch to an incumbent local exchange carrier switch and to end-user locations directly. The Company's advanced networks allow it to offer high volume business customers and long distance carriers uniformity of services, pricing, quality standards and customer service.

Customer Service

   With approximately 600 expert technicians and customer service representatives at December 31, 1999, the Company provides its customers with continuous support and superior service. To serve its customers, account representatives are assigned to the Company's customers to act as effective liaisons with the Company. Technicians and other support personnel are available in each of the Company's service areas to react to any network failures or problems. In addition, the network operations center provides 24 hour-a-day, 7 days-a-week surveillance and monitoring of networks to maintain the Company's network reliability and performance. See "--Telecommunications Networks and Facilities--Network Monitoring and Management."

Competition

   The Company believes that the principal competitive factors affecting its business are, and will continue to be:

  .  pricing;

  . the availability of proven support systems for the Company's back office systems, including provisioning and billing;

  .  competition for skilled, experienced personnel; and

  .  regulatory decisions and policies that promote competition.

   The Company believes that it competes favorably with other companies in the industry or is impacted favorably with respect to each of these factors. The technologies and systems which provide back office support for the competitive local exchange carrier industry are nascent and may not keep pace with the growth of order volume, integration with other systems, and production of required information for systems managers. The best personnel in all areas of the Company's operations are in demand by the numerous participants in the highly specialized competitive local exchange carrier industry. While the Company's employee base is generally stable, it is anticipated that others in the industry will continue to demand high quality personnel and will thus drive pressure to maintain extremely competitive compensation and benefits packages in addition to an attractive work environment. Regulatory environments at both the state and Federal level differ widely and have considerable influence on the Company's market and economic opportunities and resulting investment decisions. The Company believes it must continue monitoring regulatory developments and remain active in its participation in regulatory issues.

   Services substantially similar to those offered by the Company are also offered by the incumbent local exchange carriers, which include Ameritech Corporation, Bell Atlantic Corporation, BellSouth Corporation, SBC Communications, Inc. and GTE Corporation. The Company believes that many incumbent local exchange carriers may have competitive advantages over the Company. incumbent local exchange carriers generally benefit from their long-standing relationships with customers and greater technical and financial resources. The incumbent local exchange carriers have the potential to subsidize services of the type offered by the Company from service revenue in unrelated businesses. While regulatory initiatives that allow competitive local exchange carriers such as the Company to interconnect with incumbent local exchange carrier facilities and provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the incumbent local exchange carriers. In addition, in most of the metropolitan areas in which the Company currently operates, at least one, and sometimes several, other competitive access providers or competitive local exchange carriers offer substantially similar services at substantially similar prices to those of the Company.

   The Company also faces competition from new entrants in the local services business who may also be better established and have greater financial resources. Other competitive local exchange carriers, competitive access providers, cable television companies, electric utilities, long distance carriers, microwave carriers, wireless telephone system operators and private networks built by large end-users currently do, and may in the future, offer services similar to those offered by the Company.

   The Company believes that the 1996 Act will provide increased business opportunities by opening all local markets to competition. The 1996 Act:

  . requires all local exchange providers to offer their services for resale;

  . requires incumbent local exchange carriers to provide increased direct interconnection;

  . requires incumbent local exchange carriers to offer network elements on an unbundled basis; and

  . requires incumbent local exchange carriers to offer the services they provide to end-users to other carriers at wholesale rates.

   However, under the 1996 Act, the FCC and some state regulatory authorities may provide incumbent local exchange carriers with increased flexibility to reprice their services as competition develops and as incumbent local exchange carriers allow competitors to interconnect to their networks. In addition, some new entrants in the local market may price certain services to particular customers or for particular routes below the prices charged by the Company for services to those customers or for those routes, just as the Company may itself underprice those new entrants for other services, customers or routes. If the incumbent local exchange carriers and other competitors lower their rates and can sustain significantly lower prices over time, this may adversely affect revenue of the Company if it is required by market pressure to price at or below the incumbent local exchange carriers' prices. If regulatory decisions permit the incumbent local exchange carriers to charge competitive access providers and competitive local exchange carriers substantial fees for interconnection to the incumbent local exchange carriers' networks or afford incumbent local exchange carriers other regulatory relief, such decisions could also have a material adverse effect on the Company.

   However, the Company believes that the negative effects of the 1996 Act may be more than offset by:

  . the increased revenue available as a result of being able to address the entire local exchange market;

  .  reciprocal compensation with the incumbent local exchange carrier;

  . obtaining access to off-network customers through more reasonably priced expanded interconnection with incumbent local exchange carrier networks; and

  . a shift by long distance carriers to purchase access services from competitive access providers and competitive local exchange carriers instead of incumbent local exchange carriers.

   There can be no assurance, however, that these anticipated results will offset completely the effects of increased competition as a result of the 1996 Act.

   The current trend of business combinations and alliances in the telecommunications industry, including mergers between subsidiaries of Bell operating companies, between Bell operating companies and other incumbent local exchange carriers or competitive local exchange carriers, and between major long distance carriers and competitive local exchange carriers, may create significant new competitors for the Company and may result in competitors favoring the use of their subsidiaries and division for services provided by the Company. For example, Bell Atlantic has acquired the local exchange carriers owned by NYNEX, and SBC, corporate parent of Southwestern Bell Telephone Company, has acquired Southern New England Telephone and Pacific Telesis. In addition, SBC and Ameritech have agreed to merge, as have Bell Atlantic and GTE Corporation, Qwest Communications and U S WEST and MCI-WorldCom and Sprint. In July 1998, AT&T acquired TCG, a competitor of the Company, and in March 1999, AT&T acquired Tele-Communications, Inc., a major cable operator.

   In addition, the 1996 Act allows the regional Bell operating companies and others such as electric utilities to enter the long distance market. Certain of the regional Bell operating companies have begun providing out-of-region long distance services across local access and transport areas, or interLATA. When a regional Bell operating company obtains authority to provide in-region interLATA services, it will be able to offer customers both local and long distance telephone services. Given the market power the regional Bell operating companies currently possess in the local exchange market, the ability to provide both local and long distance services is expected to make the regional Bell operating companies very strong competitors. Certain regional Bell operating companies are actively working to satisfy prerequisites for entry into the in-region long distance business. To date, only Bell Atlantic has been granted authority to provide in-region inter-LATA services only in the state of New York.

   The WTO agreement on basic telecommunications services which became effective in 1998 could increase the Company's competition for telecommunications services both domestically and internationally. Under this agreement, the United States and other members of the WTO committed themselves to opening their telecommunications markets to competition and foreign ownership and to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telephone companies. As part of the U.S. government's implementation of the WTO agreement, the FCC has established new rules making it easier for foreign carriers to enter the U.S. telecommunications market. See "Business--Government Regulation."

   Additional competition will arise from internet service providers as they begin to deliver advanced communications services (e.g., internet protocol telephony) over their networks. Some of these internet service providers benefit from the very large scale of their backbones because of their or their affiliates' other businesses (e.g., Sprint owns its own backbone and benefits through its long haul assets).

   To the extent the Company interconnects with and uses incumbent local exchange carrier networks to service its customers, the Company will be dependent upon the technology and capabilities of the incumbent local exchange carriers to meet certain telecommunications needs of the Company's customers and to maintain its service standards. The Company will become increasingly dependent on interconnection with incumbent local exchange carriers as switched services become a greater percentage of the Company's business. The 1996 Act imposes interconnection obligations on incumbent local exchange carriers; however, such interconnection requires the negotiation of interconnection and collocation agreements with the incumbent local exchange carriers, which can take considerable time, effort and expense and are subject to Federal and state regulation. There can be no assurance that the Company will be able to obtain the interconnection it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are both competitive and profitable. In the event that the Company experiences difficulties in obtaining high quality, reliable and reasonably priced service from the incumbent local exchange carriers, the attractiveness of the Company's services to its customers could be impaired.

   Historically, the Company has been able to build new networks and expand existing networks in a timely and economical manner through strategic arrangements such as leasing fiber optic cable from Time Warner Cable, which already possesses rights-of-way. The Company intends to use its experience and presence in the telecommunications industry to fully exploit its available capacity, further develop and expand its existing telecommunications infrastructure and offer a diversified range of products and services in competitively priced bundles.

Government Regulation

   Historically, interstate and foreign communication services were subject to the regulatory jurisdiction of the FCC, and intrastate and local telecommunications services were subject to regulation by state public service commissions. With the enactment of the 1996 Act, competition in all telecommunications market segments, including interstate and intrastate, local and long distance, became matters of national policy. The Company believes that the national policy fostered by the 1996 Act has contributed to significant market opportunities for the Company. As Federal and state regulatory commissions have largely implemented the provisions of the 1996 Act, the Company believes that future regulation will focus largely on enforcement of carrier-to-carrier requirements under the law and consumer protection measures.

   Telecommunications Act of 1996. The 1996 Act is intended to increase competition in local telecommunications services by requiring incumbent local exchange carriers to interconnect their networks with competitive local exchange carriers. The 1996 Act imposes a number of access and interconnection requirements on all local exchange carriers, including competitive local exchange carriers, with additional requirements imposed on incumbent local exchange carriers. Competitive local exchange carriers and incumbent local exchange carriers are required to attempt to negotiate interconnection agreements for at least 135 days. During these negotiations, the parties may submit disputes to state regulators for mediation and, after the negotiation period has expired, the parties may submit outstanding disputes to state regulators for arbitration. The Company has executed interconnection agreements with the incumbent local exchange carriers in each of the markets in which it offers switched services and has negotiated, or is negotiating, secondary interconnection arrangements with carriers whose territories are adjacent to the Company's for intrastate intraLATA toll traffic and extended area services. Many of these agreements expired in 1999 or are expiring in 2000, and the Company is in the process of negotiating new contracts. Typically, the expired agreements allow the Company to continue to exchange traffic with the other carrier pending execution of a new agreement. Incumbent local exchange carriers are seeking renegotiation of certain terms and conditions, including reciprocal compensation for internet service provider-bound traffic. The Company cannot predict the outcome of the negotiations, especially in light of pending legal and regulatory actions pertaining to reciprocal compensation, as described below.

   Under the 1996 Act, the FCC was required to establish rules and regulations to implement the local competition provisions of the 1996 Act within six months of enactment. In August 1996, the FCC issued two reports and orders promulgating rules to govern interconnection, resale, unbundled network elements, and the pricing of those facilities and services, as well as rules to govern, among other things, the dialing parity requirements of the 1996 Act. Certain incumbent local exchange carriers and states challenged the authority of the FCC to issue these rules.

   On January 25, 1999, the Supreme Court issued a decision upholding most of the FCC's rules with respect to interconnection, resale and the dialing parity rule and confirming the FCC's jurisdiction to issue national pricing rules for interconnection, unbundled network elements and resale. However, the Supreme Court did not address the lawfulness of the pricing rules established by the FCC. The Supreme Court also reinstated the FCC's rule that requires the incumbent local exchange carriers to offer network elements in combined form where those elements are already combined in the incumbent local exchange carrier's networks. This potentially enables non-facilities-based carriers to obtain all of the network elements necessary to serve end-users without making capital investments. The Company believes that the availability of combined platforms of network elements at prices based on the FCC's Total Element Long Run Incremental Cost standard could create economic incentives for new competitors to enter local markets through acquisition of incumbent local exchange carrier network element platforms rather than by investing in their own network facilities as the Company does.

   The Court also vacated a rule requiring incumbent local exchange carriers to make available to requesting carriers any of the network elements within the FCC's definition of that term. The Court remanded to the FCC for further consideration the criteria for determining what constitutes an unbundled network element. In response to the Court's remand, the FCC conducted a further rulemaking proceeding. In its November 1999 order, the FCC reaffirmed the necessity for continued incumbent local exchange carrier provision of most of the original unbundled network elements, but allowed incumbent local exchange carriers to withdraw the local switching element in the highest density areas of the top 50 metropolitan statistical areas. The withdrawal of the local switching element also effectively withdraws the unbundled network element platform in those same high-density areas. The FCC also declined to allow the combination of loop and transport regional Bell operating companiess purely for the provision of interexchange special access services. This issue is pending final resolution in a separate proceeding.

   The 1996 Act provides a detailed list of items that are subject to interconnection negotiations, as well as a detailed set of duties for all affected carriers. All local exchange carriers, including the Company, have a duty to:

  .  not unreasonably limit the resale of their services;

  .  provide number portability if technically feasible;

  .  provide dialing parity to competing telecommunications providers;

  .  provide access to poles, ducts and conduits; and

  . establish reciprocal compensation arrangements for the transport and termination of telecommunications.

   The Company has fully complied with these requirements. The Company does not restrict the resale of its services, engages in reciprocal compensation arrangements, provides dialing parity, and provides full number portability, satisfying four of the five requirements. The Company generally licenses poles, ducts and conduits, and therefore owns few such rights-of-way subject to the requirement to make them available to other carriers.

   Pursuant to the requirements of the 1996 Act and the FCC's rules under the 1996 Act, the Company is required to compensate other local exchange carriers for termination of local exchange traffic originated by the Company. Conversely, the Company is entitled to receipt of compensation from other local exchange carriers when it terminates local exchange traffic originated by other local exchange carriers. This requirement is commonly referred to as reciprocal compensation. The Company, like other competitive local exchange carriers, receives reciprocal compensation from incumbent local exchange carriers for local calls it terminates at the premises of internet service providers. Incumbent local exchange carriers have attempted to persuade state commissions and the FCC that such traffic is not local traffic and that such traffic should not be subject to reciprocal compensation. To date, nearly every state commission which has considered the issue has concluded that local traffic terminated at internet service provider locations is local traffic and is subject to reciprocal compensation under state-approved interconnection agreements. However, on February 26, 1999, the FCC released a declaratory ruling in which it concluded that internet service provider-bound traffic is largely interstate and that the reciprocal compensation provisions of the 1996 Act do not apply to internet service provider-bound traffic. The FCC held, however, that states could nonetheless order the incumbent local exchange carriers to pay reciprocal compensation for internet service provider-bound traffic pursuant to interconnection agreements or state law. On March 24, 2000, the United States Court of Appeals for the District of Columbia vacated the FCC ruling in the February 26, 1999 declaratory ruling that reciprocal compensation does not apply to internet service provider-bound traffic. The court held that the FCC had not adequately explained why its decision was reasonable, and the court remanded the issue back to the FCC for further consideration. The FCC has not commenced this remanded proceeding. Pending completion of that further rulemaking, determinations of whether reciprocal compensation should be paid on traffic terminated at internet service provider locations will be made by state commissions and under the terms of approved interconnection agreements. Incumbent local exchange carriers have continued attempts to persuade the FCC and state commissions that traffic delivered to internet service providers should not be subject to reciprocal compensation. The Company cannot predict the outcome of those proceedings. In some cases the Company's right to receive reciprocal compensation for traffic destined for its internet service provider customers is contractually dependent on the outcome of the FCC rulemaking and pending state proceedings addressing reciprocal compensation for internet service provider traffic generally. In some cases, decisions by state commissions that reciprocal compensation is payable to the Company for internet service provider traffic are under appeal in federal courts. Exclusion of such traffic from reciprocal compensation requirements will reduce the revenue received by the Company for terminating traffic originated by incumbent local exchange carriers.

   Federal Regulation. The 1996 Act obligates the FCC to establish mechanisms for ensuring that consumers, including low income consumers and those located in rural, insular and high cost areas, have access to telecommunications and information services at rates reasonably comparable to those charged for similar services in urban areas. The 1996 Act also requires the FCC to establish funding mechanisms to make available access to telecommunications services, including advanced services, to schools, libraries and rural health care centers. These requirements are generally referred to as the "universal service requirements" of the 1996 Act. In May 1997, the FCC adopted rules to implement the universal service requirements. Under those rules, all telecommunications carriers, including the Company, must contribute to support universal service. If the Company offers to provide local exchange service to all customers within certain geographic areas, it may be deemed to be an "Eligible Carrier" and therefore entitled to subsidy funds under the program established by the FCC. The FCC estimates that its action in November 1999, that revised certain formulas and the cost study models for universal service funding, will result in approximately $230 million in additional universal service funding for 2000.

   In December 1998, the FCC established rules to govern the manner in which telecommunications carriers effectuate and verify selection by consumers of preferred providers of local exchange and interexchange services. The Company is subject to those rules and is required to comply with the specific verification requirements established by the FCC. Violation of those rules could subject the Company to sanctions imposed by the FCC.

   In its August 1999 Order on Access Reform, the FCC established a framework for the eventual deregulation of incumbent local exchange carrier interstate access charges. Degrees of increased pricing flexibility and ultimate price deregulation are triggered by the extent of competitive development within metropolitan statistical areas. This will exert greater downward pressure on the Company's interstate access prices as the various conditions are met over the next few years.

   In addition, a group of incumbent local exchange carriers and long distance carriers, the Coalition for Affordable Local and Long Distance Services, or CALLS, has recently submitted to the FCC a proposal for reforming the federal access charge and universal service regimes. The proposal includes a substantial reduction in incumbent local exchange carrier per-minute access charges and an increase in the flat monthly charge paid by local residential service subscribers. In addition, the proposal includes a significant increase in the size of the federal universal service fund. If implemented in its entirety, the CALLS proposal could result in lower access charge revenue for the Company.

   In a related access reform proceeding pending before the FCC, the FCC is considering imposing regulation on competitive local exchange carrier access charges that would restrict such prices to levels below an established "benchmark" price. Some parties have proposed benchmarks that are no higher than individual incumbent local exchange carrier prices, while others have argued that the tariffed rates of the National Exchange Carrier Association are more representative of competitive local exchange carrier cost characteristics. A regulated price cap at incumbent local exchange carrier rate levels would reduce the per-minute rates the Company receives for access service.

   Sprint is withholding access charge payments from competitive local exchange carriers, including the Company, arguing that competitive local exchange carrier access rates should be no higher than individual incumbent local exchange carrier rates. The Company does not believe that Sprint has a sustainable legal basis for its position and has filed a complaint against Sprint with the FCC. The Company can provide no assurance, however, that it will prevail in this proceeding.

   The Communications Assistance for Law Enforcement Act, enacted in 1994, requires telecommunications carriers, including the Company, to make their equipment and facilities capable of assisting authorized law enforcement agencies to conduct electronic surveillance. The FCC has extended the date for compliance with some of these requirements until June 30, 2000 and other requirements by September 2001. The Company has ordered the switch upgrades necessary to meet the surveillance requirements and anticipates that approximately half of its switches will meet the requirements by the June 30, 2000 FCC compliance date. The Company intends to file a request for a waiver with the FCC to extend the due date for the remaining switches. The Company does not anticipate any difficulty in obtaining the extension of time for compliance. There is no assurance, however, that the extension will be granted. The FCC may impose substantial monetary penalties for non-compliance.

   State Regulation. The Company has acquired all state government authority needed to conduct its business as currently contemplated. Most state public service commissions require carriers that wish to provide local and other jurisdictionally intrastate common carrier services to be authorized to provide such services. The Company's operating subsidiaries and affiliates are authorized as common carriers in 12 states. These certifications cover the provision of switched and dedicated services including local basic exchange service, point-to-point private line, competitive access services and long distance services. The Company is in the process of obtaining any necessary regulatory approvals in connection with the underwriters' over-allotment option.

   Local Government Authorizations. The Company may be required to obtain from municipal authorities street opening and construction permits and other rights-of-way to install and expand its networks in certain cities. In some cities, the Company's affiliates or subcontractors may already possess the requisite authorizations to construct or expand the Company's networks. Any increase in the difficulty or cost of obtaining these authorizations and permits could adversely affect the Company, particularly where it must compete with companies that already have the necessary permits.

   In some of the metropolitan areas where the Company provides network services, the Company pays license or franchise fees based on a percent of gross revenue. There can be no assurance that municipalities that do not currently impose fees will not seek to impose fees in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. Under the 1996 Act, municipalities are required to impose such fees on a competitively neutral and nondiscriminatory basis. However, municipalities that currently favor the incumbent local exchange carriers may or may not conform their practices in a timely manner or without legal challenges by the Company or another competitive access provider or competitive local exchange carrier. Moreover, there can be no assurance that incumbent local exchange carriers with whom the Company competes will not be excluded from such local franchise fee requirements by previously-enacted legislation allowing them to utilize rights-of-way throughout their states without being required to pay franchise fees to local governments.

   If any of the Company's existing franchise or license agreements for a particular metropolitan area were terminated prior to its expiration date and the Company were forced to remove its fiber optic cables from the streets or abandon its network in place, even with compensation, such termination could have a material adverse effect on the Company's operation in that metropolitan area and could have a material adverse effect on the Company.

   The Company is party to various regulatory and administrative proceedings, however, subject to the discussion above, the Company does not believe that any such proceedings will have a material adverse effect on its business.

Company Name

   The Company's use of the "Time Warner" name is subject to a license agreement with Time Warner. See "Risk Factors--We may lose the right to use the "Time Warner' name" and "Certain Relationships and Related Transactions-- Certain Operating Agreements."

Employees

   As of December 31, 1999, the Company employed approximately 1,259 employees. The Company believes that its relations with its employees are good. By succession, the New York City operating entity is a party to a collective bargaining agreement. In connection with the construction and maintenance of its networks and the conduct of its other business operations, the Company uses third party contractors, some of whose employees may be represented by unions or collective bargaining agreements. The Company believes that its success will depend in part on its ability to attract and retain highly qualified employees and maintain good working relations with its current employees.

Properties

   The Company leases network hub sites and other facility locations and sales and administrative offices, many from Time Warner Cable, in each of the cities in which it operates networks. During 1999, 1998 and 1997, rental expense for the Company's facilities and offices totaled approximately $6.6 million, $4.8 million and $4.7 million, respectively. The Company owns no material real estate. Management believes that its properties, taken as a whole, are in good operating condition and are suitable and adequate for the Company's business operations. The Company currently leases approximately 83,107 square feet of space in Littleton, Colorado, where its corporate headquarters are located and approximately 130,000 square feet of space in Greenwood Village, Colorado, where the network operations center and other administrative functions are located.

Legal Proceedings

 Southwestern Bell Telephone Company v. Public Utility Commission of Texas et al.

   The Company filed a complaint with the Texas Public Utility Commission ("PUC") in October 1997, as a result of Southwestern Bell Telephone's refusal to pay the Company reciprocal compensation under the

Interconnection Agreement between the parties for calls terminated to the Company's internet service provider customers in Texas based on Southwestern Bell's contention that such traffic was not "local". The PUC ruled that calls to internet service providers are local and required Southwestern Bell to compensate the Company for those calls under the Interconnection Agreement. Southwestern Bell then sought to enjoin and stay the PUC's order in Federal District Court for the Western District of Texas and sought a declaration that calls to internet service providers are not local. On April 16, 1998, the District Court denied all relief sought by Southwestern Bell and Southwestern Bell appealed that decision. Southwestern Bell's appeal to the Fifth Circuit Court of Appeals is still pending. Following the PUC's order, Southwestern Bell began to make reciprocal compensation payments for internet service provider traffic under the Interconnection Agreement. If Southwestern Bell prevails upon appeal, the Company may be required to repay the amounts received from Southwestern Bell since April 1997 in respect of internet service provider traffic with interest.

 Southwestern Bell v. Time Warner Telecom

   On December 17, 1999, Southwestern Bell filed a Demand for Commercial Arbitration under the Interconnection Agreement between the Company and Southwestern Bell. Southwestern Bell alleged that the Company breached the Interconnection Agreement by refusing to amend the Interconnection Agreement to replace the reciprocal compensation rates stated in the contract with lower rates established by the PUC in a consolidated arbitration with AT&T, MCI and MFS Communications. The Company has filed a response contending that the PUC is the only proper forum for resolution of disputes under the Interconnection Agreement. If Southwestern Bell is successful in this proceeding, the Company may be required to refund to Southwestern Bell the difference between the contract rate and the lower rate advocated by Southwestern Bell for minutes of use terminated to the Company since April 1998, net of offsetting credits to the Company for traffic terminated to Southwestern Bell during the same period.

 Indiana Bell Telephone Company, Inc. d/b/a Ameritech Indiana v. Time Warner Communications of Indiana, L.P., et al.

   The Company filed a complaint with the Indiana Utility Regulatory Commission ("IURC") in January 1998, as a result of Ameritech Indiana's refusal to pay the Company reciprocal compensation under the Interconnection Agreement between the parties for calls terminated to the Company's internet service provider customers in Indiana based on Ameritech Indiana's contention that such traffic was not "local". The IURC ruled that calls to internet service providers are local and required Ameritech Indiana to compensate the Company for those calls under the Interconnection Agreement. Ameritech Indiana then appealed the ruling to the Indiana Court of Appeals and sought injunctive relief and to stay the IURC's order in the Federal District Court for the Southern District of Indiana and sought a declaration that calls to internet service providers are not local. Ameritech Indiana's appeal to the Indiana Court of Appeals has been stayed pending resolution by the Federal District Court for the Southern District of Indiana, and the procedural schedule for resolving the District Court action is on hold until the Seventh Circuit Court of Appeals resolves a similar action involving different companies. Following IURC's order, Ameritech Indiana began to make reciprocal compensation payments for internet service provider traffic under the Interconnection Agreement. If Ameritech Indiana prevails upon appeal, the Company may be required to repay the amounts received from Ameritech Indiana in respect of internet service provider traffic without interest.

 Ohio Bell Telephone Company d/b/a/ Ameritech Ohio v. ICG Telecom Group, Inc., et al.

   The Company filed a complaint with the Public Utilities Commission of Ohio ("PUCO") on February 18, 1998, as a result of Ameritech Ohio's refusal to pay the Company reciprocal compensation under the Interconnection Agreement between the parties for calls terminated to the Company's internet service provider customers in Ohio based on Ameritech Ohio's contention that such traffic was not "local." The PUCO ruled that calls to internet service providers are local and required Ameritech Ohio to compensate the Company for those calls under the Interconnection Agreement. Ameritech Ohio has appealed the ruling to the United States

District Court for the Southern District of Ohio, Eastern Division, seeking a declaration that calls to internet service providers are not local and not subject to the payment of reciprocal compensation under the parties' Interconnection Agreement. If Ameritech Ohio prevails upon appeal, the Company may be required to repay the amounts received from Ameritech Ohio in respect of internet service provider traffic without interest.

 Wisconsin Bell, Inc. d/b/a Ameritech Wisconsin v. TCG Milwaukee, Inc., et al.

   The Company filed a complaint with the Public Service Commission of Wisconsin (the "PSCW") on December 2, 1997, as a result of Ameritech Wisconsin's refusal to pay the Company reciprocal compensation under the Interconnection Agreement between the parties for calls terminated to the Company's internet service provider customers in Wisconsin based on Ameritech Wisconsin's contention that such traffic was not "local." The PSCW ruled that calls to internet service providers are local and required Ameritech Wisconsin to compensate the Company for calls under the Interconnection Agreement. Ameritech Wisconsin appealed the PSCW ruling to the United States District Court for the Western District of Wisconsin, seeking a declaration that calls to internet service providers are not local and not subject to the payment of reciprocal compensation under the parties' Interconnection Agreement. The District Court dismissed Ameritech Wisconsin's appeal on July 12, 1999, for lack of subject matter jurisdiction based upon the Eleventh Amendment immunity of the PSCW. Ameritech Wisconsin appealed the decision of the District Court to the United States Court of Appeals for the Seventh Circuit on July 16, 1999. The Seventh Circuit appeal has been briefed and argued and is awaiting decision. If Ameritech Wisconsin prevails on the Seventh Circuit appeal, the case would be remanded to the District Court for a decision concerning Ameritech Wisconsin's appeal of the PSCW ruling. If Ameritech Wisconsin prevails on the remand before the District Court and prevails upon a further appeal before the Seventh Circuit Court of Appeals, the Company may be required to repay the amounts received from Ameritech Wisconsin in respect of internet service provider traffic without interest.

   The Company is a party to various other claims and legal and regulatory proceedings arising in the ordinary course of business. The Company does not believe that such claims or proceedings, individually or in the aggregate, will have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth information concerning the individuals who serve as directors and executive officers of the Company.

                                    Director  Principal Occupation and
 Name and Age                         Since   Other Information
 ------------                       --------- ------------------------
 Larissa L. Herda (41)............  July 1998 President and Chief Executive
                                              Officer of the Company since June
                                              1998.
                                              Senior Vice President--Sales of
                                              the Company from March 1997 to
                                              June 1998.
                                              1989-1997 employed by MFS
                                              Telecom, Inc., a competitive
                                              local exchange carrier, most
                                              recently as Southeast Regional
                                              Vice president and General
                                              Manager.
 David J. Rayner (42).............  N/A       Senior Vice President and Chief
                                              Financial Officer of the Company
                                              since June 1998.
                                              Vice President, Finance of the
                                              Company from February 1997 to May
                                              1998.
                                              Controller of the Company from
                                              May 1994 to February 1997.
                                              Financial and operational
                                              management positions at Time
                                              Warner Cable from 1982 to 1994.
 Paul B. Jones (53)...............  N/A       Senior Vice President, General
                                              Counsel and Regulatory Policy of
                                              the Company since August 1998.
                                              Senior Vice President, Legal and
                                              Regulatory Policy of the Company
                                              from October 1993 to August 1998.
                                              Senior Vice President, Corporate
                                              Development of Time Warner Cable
                                              Ventures from 1992-1993.
                                              Senior Vice President and General
                                              Counsel of Time Warner Cable from
                                              1987 to 1992.
                                              Vice President, Strategy and
                                              Development of CBS Publishing
                                              Group from 1985 to 1986.
                                              Assistant General Counsel for the
                                              FCC from 1977 to 1979.

                                    Director Principal Occupation and
 Name and Age                        Since   Other Information
 ------------                       -------- ------------------------
 John T. Blount (40)..............    N/A    Senior Vice President--Sales of
                                             the Company since June 1998.
                                             Regional Vice President for the
                                             Midwest and Southwest Regions of
                                             the Company from January 1997 to
                                             June 1998.
                                             Vice President and General
                                             Manager/Milwaukee of the Company
                                             from January 1996 to January 1997.
                                             General Manager/Milwaukee of the
                                             Company from February 1995 to
                                             January 1996.
                                             Employed by U S WEST !nterprise
                                             from 1988 to February 1995.
 Michael Rouleau (41).............    N/A    Senior Vice President, Marketing
                                             and Business Development of the
                                             Company since November 1999.
                                             Vice President, Marketing and
                                             Product Development of Transport
                                             Service of U S WEST, Inc. from
                                             July 1997 to November 1999.
                                             Executive Director, Marking and
                                             Product Development of U S WEST,
                                             Inc. from April 1995 to June 1997.
 A. Graham Powers (53)............    N/A    Senior Vice President, Chief
                                             Information Officer of the Company
                                             since April 1998.
                                             Senior Vice President, Engineering
                                             and Technology of the Company from
                                             June 1996 to March 1998.
                                             Senior Vice President, Operations
                                             Development and Business
                                             Implementation of the Company from
                                             August 1993 to May 1996.
                                             President of Telecommunications
                                             Strategy Inc., a technology
                                             consulting service, from May 1992
                                             to July 1993.
 Raymond H. Whinery (45)..........    N/A    Senior Vice President,
                                             Engineering, Technology and
                                             Operations of the Company since
                                             April 1999.
                                             Senior Vice President, Technical
                                             Operations of the Company from
                                             January 1997 to April 1999.
                                             Senior Director of Engineering and
                                             Planning of the Company from May
                                             1994 to January 1997.
                                             Employed by U S WEST, Inc. from
                                             1978 to May 1994.

                                      Director   Principal Occupation and
 Name and Age                          Since     Other Information
 ------------                       ------------ ------------------------
 Julie A. Rich (46)...............  N/A          Senior Vice President, Human
                                                 Resources and Business
                                                 Administration of the Company
                                                 since April 1999.
                                                 Vice President, Human
                                                 Resources and Business
                                                 Administration of the Company
                                                 from March 1998 to April 1999.
                                                 Owner of an independent human
                                                 resources consulting practice
                                                 from June 1996 to February
                                                 1998.
                                                 Founder of XEL Communications,
                                                 Inc., a telecommunications
                                                 manufacturer, holding
                                                 positions of Director and Vice
                                                 President of Human Resources
                                                 from 1984 to 1996.
 Glenn A. Britt (51)..............  July 1998    Vice President of the Company
                                                 and non-executive Chairman of
                                                 the Board of Directors since
                                                 July 1998.
                                                 President of Time Warner Cable
                                                 since January 1999.
                                                 Chief Executive Officer and
                                                 President of Time Warner Cable
                                                 Ventures, a division of Time
                                                 Warner Cable, for more than
                                                 the past five years.
 Bruce Claflin (48)...............  August 1999  President and Chief Operating
                                                 Officer for 3Com Corporation
                                                 since August 1998.
                                                 Senior Vice President and
                                                 General Manager, Sales and
                                                 Marketing at Digital Equipment
                                                 Corporation from July 1997 to
                                                 June 1998.
                                                 Vice President and General
                                                 Manager--Personal Computer
                                                 Business Unit at Digital
                                                 Equipment Corporation from
                                                 October 1995 to June 1997.
                                                 Senior management and
                                                 executive positions at
                                                 International Business
                                                 Machines Corporation from
                                                 April 1973 to October 1995.
 Richard J. Davies (52)...........  October 1998 Senior Vice President,
                                                 Corporate Development of Time
                                                 Warner Cable since January
                                                 1999.
                                                 Senior Vice President of Time
                                                 Warner Cable Ventures from
                                                 June 1996 to December 1998.
                                                 Chief Financial Officer of the
                                                 Company from March 1993 to
                                                 June 1996.
 Spencer B. Hays (55).............  October 1999 Vice President and Deputy
                                                 General Counsel of Time Warner
                                                 Inc. since its formation in
                                                 1990.
                                                 Prior to 1990 employed in
                                                 various capacities by Time
                                                 Warner Inc.'s predecessor,
                                                 Warner Communications Inc.,
                                                 most recently as Senior Vice
                                                 President and General Counsel.

                                     Director   Principal Occupation and
 Name and Age                          Since    Other Information
 ------------                       ----------- ------------------------
 Douglas Holmes (39)*.............  April 1999  Executive Vice President--
                                                Strategy and Business
                                                Development for MediaOne since
                                                May 1998.
                                                Executive Vice President--
                                                Finance, Strategy and Business
                                                Development for MediaOne's
                                                domestic cable business from
                                                January 1997 to May 1998.
                                                Chief Financial Officer for U S
                                                WEST Media Group and various
                                                strategy and marketing
                                                positions since 1990.
 Lisa Hook (42)...................  August 1999 Director and major shareholder representative of Classic
                                                Communications, a cable
                                                television operator, since
                                                1999.
                                                Principal of Brera Capital
                                                Partners, a private equity
                                                firm, since 1998.
                                                Director of Roberts Radio since
                                                1997.
                                                Principal of Alpine Capital, a
                                                private equity firm, from 1996-
                                                1998.
 Robert J. Miron (62).............  July 1998   President of Advance/Newhouse
                                                Communications since April
                                                1995.
                                                President of Newhouse
                                                Broadcasting Corporation from
                                                October 1986 to April 1995.
 Audley M. Webster, Jr. (47)*.....  July 1998   Vice President--Shared
                                                Corporate Resources of MediaOne
                                                since December 1997.
                                                Vice President--Corporate
                                                Strategy of MediaOne from
                                                December 1996 to December 1997.
                                                Executive Director of U S WEST,
                                                Inc. from February 1993 to
                                                December 1996.
 James N. Zerefos (38)*...........  March 2000  Corporate Counsel--Mergers &
                                                Acquisitions for MediaOne since
                                                March 1999.
                                                Senior Attorney--Mergers &
                                                Acquisitions for MediaOne from
                                                June 1997 to March 1999.
                                                Previously a partner in private
                                                law practice, most recently
                                                with Thompson, Hine & Flory, a
                                                private law firm.

--------
* Indicates a director designated by the selling stockholder who will resign as a director of the Company upon completion of this offering.

Structure of the Board

   Our directors are elected annually. The Stockholders Agreement among the Class B Stockholders, Time Warner, MediaOne and Advance, provides that the board of directors will have up to ten directors. At each annual stockholders meeting at which directors are elected, the Class B Stockholders will vote their shares in favor of the following nominees:

  .  up to seven nominees selected by the holders of Class B Common Stock;

  .  the Chief Executive Officer of the Company; and

  . two nominees selected by the Nominating Committee who are neither employed by nor affiliated with the Company or any holder of Class B Common Stock.

   Upon completion of this offering, the directors designated by MediaOne will resign and the board of directors will be reduced from ten directors to seven.

   The holders of the Class A Common Stock do not have the right, as a class, under the Company's Restated Certificate of Incorporation to nominate any individuals for election to the board of directors.

Committees of the Board

   Audit Committee. The Audit Committee reviews the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of financial statements of the Company. It also makes recommendations to the board of directors regarding the appointment of the Company's independent public accountants and the scope of their audit. The board of directors established the Audit Committee in August 1999 and the committee held one meeting in 1999. The members are the independent directors, Ms. Hook and Mr. Claflin.

   Human Resources and Benefits Committee. The Human Resources and Benefits Committee determines the salary, bonus and other compensation for our senior management personnel and makes recommendations with respect to grants of options and other grants of Company equity securities to senior management personnel and to directors of the Company, subject to approval of such grants by the Compensation Committee. The Human Resources and Benefits Committee also establishes policies with respect to compensation of employees generally and any other matters that the board of directors may delegate to the committee. The committee was established in August 1999 and its members are Messrs. Britt, Miron, Holmes, and Claflin and Ms. Hook. The Human Resources and Benefits Committee members communicate with each other from time to time in person and by telephone and act on matters by way of a formal meeting or by unanimous written consent. The committee met twice in 1999.

   Compensation Committee. The Compensation Committee approves option grants to our senior officers and directors under the Company's 1998 Stock Option Plan and future option plans and addresses other matters that the board of directors may delegate to it. The committee also makes other determinations regarding compensation matters that any tax, stock exchange or Federal securities law or regulation requires to be made by a committee composed entirely of independent or non-employee directors. The members are the independent directors as defined by the Securities and Exchange Commission and the Internal Revenue Service, Ms. Hook and Mr. Claflin. The Compensation Committee acted twice by unanimous written consent and met twice in 1999.

   Nominating Committee. The Nominating Committee consists of Messrs. Britt, Davies, Hays, Holmes, Miron, Webster and Zerefos. The Nominating Committee nominates the independent directors. The committee met twice in 1999.

Compensation Committee Interlocks and Insider Participation

   We did not have a Compensation Committee until August 1999. Our Class B Stockholders determined the compensation of our executive officers in effect at the time of our initial public offering in May 1999, and that compensation was approved by the board of directors, as reflected in the initial employment agreements. Some of the members of the board of directors at that time were employees or officers of the Class B Stockholders or their affiliates. In addition, our Human Resources and Benefits Committee makes recommendations with respect to some matters involving executive compensation. Mr. Britt, an officer of an affiliate of Time Warner, is a member of the Human Resources and Benefits Committee. We have described certain relationships and transactions between the Company and Time Warner under "Certain Relationships and Related Transactions."

Compensation of Directors

   We do not compensate directors who are our employees or employees of any Class B Stockholders or their affiliates for services as directors. We provide a $25,000 annual retainer to the independent directors, payable quarterly, 50% in cash and 50% in Company Common Stock. Independent directors also receive $1,000 and reimbursement of reasonable expenses for each board of directors meeting they attend and $1,000 annually for each committee of the board of directors that they chair.

Executive Compensation

   The following table summarizes the compensation we paid during the last two years to the President and Chief Executive Officer and to each of the four other most highly compensated executive officers of the Company as of the end of 1999, based on salary and annual incentive plan bonus.

                           SUMMARY COMPENSATION TABLE

                                                  Long Term Compensation
                            Annual Compensation           Awards          Payouts
                          ----------------------- ---------------------- ----------
                                                     Time
                                                    Warner
                                                   Telecom      Time
                                                   Class A   Warner Inc.
                                                    Common     Common
                                                    Stock       Stock
                                                  Underlying Underlying
 Name & Principal                                  Options     Options      LTIP       All Other
 Position                 Year(1) Salary   Bonus  Awarded(2) Awarded(8)  Payouts(7) Compensation(3)
 ----------------         ------- ------- ------- ---------- ----------- ---------- ---------------
Larissa L. Herda,          1999   312,025 234,009 1,000,000       --          --         8,000
 President and Chief       1998   300,000 169,381   375,000     7,600         --           --
 Executive Officer(4)

Paul B. Jones, Senior      1999   259,242 184,710   100,000       --       96,900        8,000
 Vice President, General   1998   259,242 171,748   166,000    16,700     134,400          --
 Counsel & Regulatory
 Policy(5)

A. Graham Powers, Senior   1999   182,500 132,311   100,000       --       43,605        8,000
 Vice President            1998   175,479 118,448   100,000     7,600      60,480          --
 Engineering &
 Technology(5)

David J. Rayner, Senior    1999   182,970 132,653   300,000       --          --         8,000
 Vice President and        1998   171,000  94,792   125,000     7,600         --           --
 Chief Financial
 Officer(5)

John T. Blount, Senior     1999   180,730 128,770   300,000       --          --         8,000
 Vice President,           1998   170,500  65,963   100,000       --          --           --
 Sales(6)

--------
(1) The Company's predecessor, Time Warner Telecom LLC, was created in July 1998. Prior to that time, the Company operated as a division of Time Warner Entertainment Company. The amounts shown for 1998 are the actual salaries received by the named executive officers for 1998.
(2) Options awarded under the Company's 1998 Option Plan.
(3) Includes contributions made by the Company to the Company's defined contribution 401(k) plan on behalf of the named executive officers.

(4) Ms. Herda became President and Chief Executive Officer of the Company on June 22, 1998. Prior to June 22, 1998, Ms. Herda served as the Senior Vice President, Sales.
(5) The Company does not currently have its own pension plan. However, Messrs. Jones, Powers and Rayner will, upon retirement, be entitled to receive benefits under the Time Warner Cable Pension Plan based on service to the Company and/or Time Warner Cable on or prior to December 31, 1998.
(6) As a result of his previous employment with U S WEST, Inc., the predecessor of MediaOne, Mr. Blount and certain other former employees of U S WEST participate in a pension plan under the administration of MediaOne. Mr. Blount's benefits under that plan upon his retirement are based on service to U S WEST and/or the Company.
(7) These payouts were made in 1999 to participants in the Time Warner Cable Long-Term Cash-Flow Incentive Plan for the 1995-1998 four-year cycle.
(8) Options awarded under Time Warner Inc. stock option plans. No options under Time Warner Inc. plans were awarded to the named executive officers during 1999.

Employment Agreements

   The Company has employment agreements with the each of the current named executive officers of the Company. Among other things, these agreements provide for:

  . a three-year term of employment in a specified post, commencing on July 14, 1998;

  . an annual salary and an annual bonus at the discretion of the Company, generally targeted at 50% of the named executive's salary; and

  . participation in any pension, profit-sharing, employee equity ownership, vacation, insurance, hospitalization, medical, health, disability and other employee benefit or welfare plan, program or policy that the Company may adopt if employees at the executive's level are eligible under the provisions of the plan or program.

   The minimum annual salaries under the agreements in effect in 1999 are $300,000 for Ms. Herda; $259,000 for Mr. Jones; $175,497 for Mr. Powers; $171,000 for Mr. Rayner and $170,500 for Mr. Blount.

   In connection with additional option grants to the named executive officers in November 1999, the named executive officers entered into new employment agreements with the Company with terms beginning January 1, 2000:

  .  Ms. Herda's contract has a five-year term;

  .  Messrs. Blount and Rayner's contracts have four-year terms; and

  .  Messrs. Jones and Powers' contracts have three-year terms.

   The new agreements also increased the minimum annual salaries for Ms. Herda and Messrs. Powers, Rayner and Blount and increased the target bonus percentages to 75% of base salary for Ms. Herda and Messrs. Rayner and Blount.

   The agreements include a narrow definition of the term "cause". If the contract is terminated for cause, the executive will only receive earned and unpaid base salary accrued through such date of termination.

   These agreements provide that if the Company materially breaches or terminates the executive's employment during the term without cause, the executive may elect either:

  . to receive a lump-sum payment of the present value of the base salary and annual bonus otherwise payable during the remaining term of employment, but not less than the sum of such salary and bonus prorated for an 18-month period; or

  . to remain an employee of the Company for up to 18 months and, without performing any services, receive the base salary and annual bonus otherwise payable.

   The executives have the same two options if a change of control occurs and that change results in:

  . a change of more than 50 miles in the location of the executive's office or the Company's principal executive offices;

  .  a material reduction in the executive's responsibilities; or

  .  the Company's material breach of the agreement.

   The agreements define change of control to mean that:

  . the Class B Stockholders cease to have the ability as a group to elect a majority of the Company's board of directors;

  . another person or group has become the beneficial owner of more than 35% of the total voting power of the Company's voting interests; and

  . the percentage voting interest of that person or group is greater than that held by the Class B Stockholders.

   Executives are not generally required to mitigate damages after such a termination, except as necessary to prevent the Company from losing any tax deductions that it otherwise would have been entitled to for any payments deemed to be "contingent on a change" under the Internal Revenue Code.

   If an executive becomes disabled during the term of his or her employment agreement, the executive typically will receive 75% of the executive's then current salary and his or her applicable target annual bonus amount prorated for an 18-month period. These payments will be reduced by amounts received from worker's compensation, Social Security and disability insurance policies maintained by the Company.

   If an executive dies during the term of an employment agreement, generally the executive's beneficiaries will receive the executive's earned and unpaid salary up to thirty days after the date of death and a pro rata portion of the executive's bonus for the year of death.

Stock Options Awarded by the Company During 1999

   The following table lists our grants during 1999 of stock options to the officers named in the "Summary Compensation Table." All of the options were nonqualified under the tax code and the Company did not award any stock appreciation rights. The amounts shown as potential realizable values rely on arbitrarily assumed increases in value required by the Securities and Exchange Commission. In assessing those amounts, please note that the ultimate value of the options, as well as your shares, depends on actual future share prices. Market conditions and the efforts of the directors, the officers and others to foster the future success of the Company can influence those future share values.


                     OPTION GRANTS IN THE LAST FISCAL YEAR

                             Individual Grants (1)

                                                                        Potential Realizable
                                                                              Value at
                                    % of Total                         Assumed Annual Rates of
                         Number of    Options                                Stock Price
                         Securities Granted to                              Appreciation
                         Underlying  Employees  Exercise or                for Option Term
                          Options     in 1999   Base Price  Expiration -----------------------
Name                     Granted(#) Fiscal Year  ($/share)     Date       5%(1)      10%(1)
----                     ---------- ----------- ----------- ---------- ----------- -----------
Larissa L. Herda........ 1,000,000     33.9%      $34.50     11/17/09  $21,696,864 $54,984,114
Paul B. Jones...........   100,000      3.4%       34.50     11/17/09    2,169,686   5,498,411
A. Graham Powers........   100,000      3.4%       34.50     11/17/09    2,169,686   5,498,411
David J. Rayner.........   300,000     10.2%       34.50     11/17/09    6,509,059  16,495,234
John T. Blount..........   300,000     10.2%       34.50     11/17/09    6,509,059  16,495,234

--------
    Total shares granted to all employees in 1999: 2,950,750(2)
(1) The options shown in the above table were awarded to the named executive officers under the Company's 1998 Option Plan and the terms are governed by that plan and the recipient's option agreement. The exercise price is the fair market value of the Class A Common Stock on the date of grant. The options become exercisable over a four-year vesting period and expire ten years from the date of grant. As required by Securities and Exchange Commission rules, the dollar amounts in the last two columns represent the hypothetical gain or "option spread" that would exist for the options based on assumed 5% and 10% annual compounded rates of Class A Common Stock appreciation over the full ten-year option term (resulting in 63% and 159% appreciation, respectively). These assumed rates of appreciation applied to the exercise price would result in a Class A Common Stock value on November 17, 2009 of $56.20 and $89.48, respectively. These prescribed rates are not intended to forecast possible future appreciation, if any, of the Class A Common Stock.
(2) The options granted to all employees in 1999 include options to purchase 100,000 shares that were granted outside of the Company's 1998 Option Plan.

Option Exercises and Values in 1999

   None of the named executive officers listed under the heading "Option Grants in the Last Fiscal Year" exercised options in 1999. The table below shows the number and value of their exercisable and non-exercisable options as of December 31, 1999.

   Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                  Values Table

                                                          Number of Securities
                                                         Underlying Unexercised     Value of Unexercised
                                                         Options at Fiscal Year-   In-the-Money Options at
                                                                   End                 Fiscal Year-End
                         Shares Acquired Value Realized ------------------------- -------------------------
Name                     on Exercise (#)  On Exercise   Exercisable Unexercisable Exercisable Unexercisable
----                     --------------- -------------- ----------- ------------- ----------- -------------
Larissa H. Herda........       --             --          140,625     1,234,375   $5,335,031   $24,329,719
Paul B. Jones...........       --             --           62,250       203,750    2,361,641     5,479,868
A. Graham Powers........       --             --           37,500       162,500    1,422,675     3,914,925
David J. Rayner.........       --             --           46,875       378,125    1,778,344     7,595,306
John T. Blount..........       --             --           37,500       362,500    1,422,675     7,002,525

   The in-the-money value of unexercised options is equal to the excess of the per share market price of our Class A Common Stock at December 31, 1999 ($49.94) over the per share exercise price, multiplied by the number of unexercised options.

   The following table lists for each of the named executive officers information with respect to option exercises during 1999 and the status of their options on December 31, 1999:

  . the number of shares of Time Warner common stock, or MediaOne common stock in the case of Mr. Blount, underlying options exercised during 1999;

  .  the aggregate dollar value realized upon exercise of such options;

  . the total number of shares of Time Warner common stock or of MediaOne common stock in the case of Mr. Blount, underlying exercisable and nonexercisable stock options held on December 31, 1999; and

  . the aggregate dollar value of in-the-money exercisable and nonexercisable stock options on December 31, 1999.

   None of the named executive officers has been awarded stock appreciation rights alone or in tandem with options.

       Aggregate Option Exercises of Time Warner and MediaOne Options in
          Last Fiscal Year End and Fiscal Year-End Option Values Table

                                                    Number of Shares           Dollar Value of
                         Number of    Dollar     Underlying Unexercised          Unexercised
                           Shares     Value            Options on          In-the Money Options on
                         Underlying  Realized      December 31, 1999          December 31, 1999*
                          Options       on     -------------------------- --------------------------
Name                     Exercised   Exercise  Exercisable Nonexercisable Exercisable Nonexercisable
----                     ---------- ---------- ----------- -------------- ----------- --------------
Larissa L. Herda........      --    $      --    17,600         --        $  766,772       $--
Paul B. Jones...........  101,778    4,133,526   16,698         --           671,594        --
A. Graham Powers........   10,000      475,627   34,600         --         1,635,207        --
David J. Rayner.........    3,868      170,720    5,732         --           179,691        --
John T. Blount..........      --           --       521         --            32,583        --

--------

* Based on a closing price of $72.31 per share of Time Warner common stock, and $76.81 per share of MediaOne common stock with respect to stock options held by Mr. Blount, on December 31, 1999 as reported on the New York Stock Exchange Composite Listing.

   The option exercise price of all options held by the named executive officers is the fair market value of the stock on the date of grant. All of the options held by the named executive officers become immediately exercisable in full upon the occurrence of certain events, including the death or total disability of the option holder, certain change-of-control transactions and, in most cases, the Company's breach of the holder's employment agreement. The Time Warner options held by the named executive officers generally remain exercisable for three years after their employment is terminated without cause, for one year after death or total disability, for five years after retirement and for three months after termination for any other reason, except that such stock options awarded before 1996 are exercisable for three months after a termination without cause and after retirement and those awarded after July 1997 are exercisable for three years after death or disability. All Time Warner options terminate immediately if the holder's employment is terminated for cause. The terms of the options shown in the chart are ten years.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders Agreement

   The Class B Stockholders entered into a Stockholders Agreement in connection with the Reconstitution in May 1999. These Class B Stockholders presently hold all of the Company's Class B Common Stock. We cannot assure you that the Class B Stockholders will not change the Stockholders Agreement or terminate it or cause the Company to waive any provision of such agreement.

   Under the Stockholders Agreement, Time Warner initially has the right to designate three nominees for the board of directors at each annual stockholders meeting at which directors are elected. MediaOne has the right to designate three nominees and Advance has the right to designate one. The Class B Stockholders' ability to designate any nominees depends on the identity of the particular stockholder and the percentage of shares of Common Stock owned by it. The Stockholders Agreement provides that the percentage of Common Stock that each Class B Stockholder must own in order to have the right to nominate directors will be adjusted over time to reflect new issuances of Common Stock by the Company. As of December 31, 1999, each Class B Stockholder must own at least 7.32% of the Common Stock to appoint one director. Time Warner is entitled to nominate three directors so long as it owns at least 14.64% of the Common Stock. If Time Warner owns less than 14.64% of the Common Stock ("Time Warner Step Event"), the number of directors that Time Warner may nominate decreases proportionally with its ownership of the Common Stock until it owns less than 7.32%. MediaOne is entitled to nominate three directors as long as it owns at least 7.32% of the Common Stock. If a Time Warner Step Event occurs, the number of directors that MediaOne is entitled to nominate decreases proportionally with its ownership of the Common Stock. Advance is entitled to nominate one director as long as it owns at least 7.32% of the Common Stock. None of the Class B Stockholders have the right to designate nominees if they own less than 7.32% of the Common Stock. These percentages continue to adjust from time to time if the Company issues additional shares of Common Stock or takes actions such as stock splits or recapitalizations so as to maintain the same relative rights.

   The Stockholders Agreement requires the Class B Stockholders to vote their shares in favor of:

  . the nominees selected by the holders of Class B Common Stock, as previously described;

  .  the Chief Executive Officer of the Company; and

  . two nominees who are not affiliated with the Company or any holder of Class B Common Stock and are selected by the Nominating Committee.

   The Stockholders Agreement prohibits the Class B Stockholders from any transfer of Class B Common Stock, unless expressly permitted by the agreement. In addition, the Stockholders Agreement prohibits any of the Class B Stockholders from entering into voting agreements relating to the Class B Common Stock with any third party.

   If a Class B Stockholder wants to sell all of its Class B Common Stock pursuant to a bona fide offer from an unaffiliated third party, that stockholder must give notice (the "Refusal Notice") to all Class B Stockholders. The notice must contain the identity of the offeror and offer to sell the stock to the other Class B Stockholders upon the same terms and subject to the conditions as the offer from the third party. The non-selling holders of Class B Common Stock will have the right to purchase pro rata all, but not less than all, of the Class B Common Stock. If the non-selling holders fail to exercise their right to purchase all of the shares, the selling Class B Stockholder is free, for a period of 90 days, to sell the shares of Class B Common Stock (as shares of Class B Stock) to the third party offeror on terms and conditions no less favorable to the selling Class B Common Stockholder than those contained in the Refusal Notice. A Class B Stockholder may transfer all of its right to nominate Class B nominee" for election to the board of directors if it sells all of its shares Class B Common Stock. If Time Warner wants to sell all of its Class B Common Stock and its Class A Common Stock that represent more than one-third of the outstanding shares of Common Stock, the other holders of Class B Common Stock will have certain "tag-along" rights. These rights provide them the right to sell their shares of

Class A Common Stock and Class B Common Stock on a pro rata basis along with, and on the same terms and conditions as Time Warner. In that sale, Time Warner (and any other stockholder transferring all of its shares of Class B Common Stock) will have the right to transfer its right to nominate Class B nominees for election to the board of directors.

   Except for transfers to affiliates and the other transfers described above, all shares of Class B Common Stock must be converted to Class A Common Stock immediately prior to any direct transfer or certain indirect transfers of Class B Common Stock. In addition, except for transfers described in the paragraph above, a stockholder will not have the right to transfer its right to nominate Class B nominees. A Class B Stockholder that is acquired by a third party or spins off to its stockholders a company holding its shares of Class B Common Stock (as well as other assets), is required to convert its shares into Class A Common Stock and its right to nominate Class B nominees to the board of directors will not terminate.

   The Class B Stockholders have demand registration rights for shares of Class A Common Stock (including shares of Class A Common Stock resulting from the conversion of shares of Class B Common Stock) if they wish to register Class A Common Stock constituting at least 1% of the total outstanding Class A Common Stock. Once the Company has registered shares of Class A Common Stock as a result of a demand registration, it is not required to register shares again, pursuant to a Class B Stockholder demand, until 180 days after the first registration statement is effective. In addition, each Class B Stockholder may require the Company to include its shares in certain other registered offerings under the Securities Act of 1933, subject to certain conditions. Each Class B Stockholder must pay all underwriting discounts, commissions and transfer taxes attributable to the sale of its shares. The Company will pay all expenses relating to the filing and effectiveness of a registration statement, the legal fees of one counsel representing the Class B Stockholders and the auditors' fees and expenses.

Restated Certificate of Incorporation

   Our Restated Certificate of Incorporation prohibits us from (i) engaging in the business of providing, offering, packaging, marketing, promoting or branding (alone or jointly with or as an agent for other parties) any residential services, or (ii) producing or otherwise providing entertainment, information or other content services, without the consent of all the Class B Stockholders. This prohibition expires in May 2004 or earlier if the Class B Stockholders no longer hold 50% of the total voting power for the board of directors.

Certain Operating Agreements

   Capacity License Agreements. We currently license much of our fiber capacity from Time Warner Cable. Each of our local operations where Time Warner Cable has a network is party to a Capacity License Agreement with the local cable television operation of Time Warner Cable, providing us with a 30 year exclusive right to use all of the capacity of specified fiber-optic cable owned by the Time Warner Cable operation. The Capacity Licenses for network that existed as of July 1998 have been fully paid and do not require additional license fees. However, we must pay certain maintenance fees and fees for splicing and similar services. We may request that Time Warner Cable construct and provide additional fiber-optic cable capacity to meet our future needs. Time Warner Cable is not obligated to provide such fiber capacity to us. If Time Warner Cable provides additional capacity, we must pay an allocable share of the cost of construction of the fiber upon which capacity is to be provided, plus a permitting fee. We are responsible for all taxes and franchise or similar fees arising out of our use of the capacity, and a portion of other out-of-pocket expenses incurred by Time Warner Cable for the cable use to provide us the capacity. We are permitted to use the capacity for telecommunications services and any other lawful purpose, but not for the provision of residential services and content services. If we violate the limitations on our business activities contained in our the Restated Certificate of Incorporation or the Capacity License Agreements, Time Warner Cable may terminate the Capacity License Agreements. Accordingly, the Capacity License Agreements restrictions will apply after the restrictions in the Restated Certificate of Incorporation have terminated. Although management does not believe that the restrictions contained in the Capacity License Agreements will materially affect our business and operations in the immediate future, we cannot predict the effect of such restrictions in the rapidly changing telecommunications industry.

   The Capacity License Agreements do not restrict us from licensing fiber-optic capacity from parties other than Time Warner Cable. The Capacity License Agreements expire in 2028. Although Time Warner Cable has agreed to negotiate renewal or alternative provisions in good faith at that time, we cannot assure that the parties will agree on the terms of any renewal or alternative provisions or that the terms of any renewal or alternative provisions will be favorable to us. If the Capacity License Agreements are not renewed in 2028, we will have no further interest in the capacity under the Capacity License Agreements and may need to build, lease or otherwise obtain transmission capacity in order to serve our customers in the service areas covered by the Capacity License Agreements. The terms of such arrangements could have a material adverse effect on our business, financial condition and results of operations. We have the right to terminate a Capacity License Agreement in whole or in part at any time upon 180 days' notice and payment of any outstanding fees regarding the terminated capacity. Time Warner Cable has the right to terminate a Capacity License Agreement upon 180 days' notice in the event of, among other things, certain governmental proceedings or third party challenges to Time Warner Cable's franchises or a Capacity License Agreement. The Capacity License Agreements include substantial limitations on liability for service interruptions.

   Facility Lease Agreements. We lease or sublease physical space located at Time Warner Cable's facilities for various purposes under Facility Lease Agreements. If certain events occur we will be required, at our own expense, to segregate and partition our space in a reasonable, secure manner. Those events are:

  . at least a majority of any Time Warner Cable system is not owned by one or more of the Class B Stockholders;

  .  Time Warner owning less than 30% of the Company's Common Stock;

  . Time Warner having the right to nominate less than three nominees to our board of directors;

  . our non-compliance with the restrictions in the Restated Certificate of Incorporation regarding residential services and content services; or

  . a Class B Stockholder transferring its Class B Common Stock together with its rights to designate nominees to the board of directors under the Stockholders Agreement.

   The lease rates for properties Time Warner Cable owns and leases to us are based upon comparable rents in the local market, taking into account other factors such as the term of the lease, type of space, square footage, location and leasehold improvements funded. Generally, the leases have 15-year terms, with two five year options to renew. For properties Time Warner Cable subleases to us, we pay a pro rata portion of the rent and fees payable under the primary lease. The duration of our subleases are as long as Time Warner Cable's primary lease.

   Services Agreement. Time Warner Cable provides us certain tax and management information systems and support services pursuant to the Administrative Services Agreement. Time Warner Cable determines the costs for such services based upon our historical and projected usage, depending on the amount and type of administrative services to be provided.

   Residential Support Agreements. We provide certain support services or service elements, on an unbundled basis, to Time Warner Cable for its residential telephony business. Generally, we may adjust all rates for such residential support services we provide to Time Warner Cable annually, but the rates may not be less favorable than the rates we charge other customers for comparable services.

   Time Warner License Agreement. We use the "Time Warner" name under a license agreement with Time Warner. We may change our name to "TW Telecom Inc." and will no longer have the right to use the "Time Warner" name when the initial four year term or any renewal term expires. We must also discontinue using the "Time Warner" name if:

  .  Time Warner owns less than 30% of the Company's Common Stock;

  . Time Warner has the right to nominate less than three nominees to our board of directors;

  . our non-compliance with the restrictions in the Restated Certificate of Incorporation regarding residential services and content services; or

  . a Class B Stockholder transfers its Class B Common Stock together with its rights to designate nominees to the board of directors under the Stockholders Agreement.

   This name change, and the inability to use the "Time Warner" name could adversely effect our ability to conduct our business and our financial condition and results of operations.

   We believe that the terms and conditions, taken as a whole, of the transactions described under the headings "Capacity License Agreements," "Facility Lease Agreements," "Services Agreement," "Residential Support Agreements" and the "Time Warner License Agreement" were no less favorable to us than we could have obtained from unaffiliated parties.

   The Class B Stockholders hold all of our Class B Common Stock and have the collective ability to control all matters requiring stockholder approval, including the election of directors. All of the Class B Stockholders are in the cable television business and may provide the same services or similar services to those we provide. There is no restriction on the Class B Stockholders' ability to compete with the Company and we cannot assure that the Class B Stockholders will not compete with the Company. Our directors, who are also directors, officers or employees of the Class B Stockholders, may encounter conflicts of interest in certain business opportunities available to, and certain transactions involving, the Company. The Class B Stockholders have not adopted any special voting procedures to deal with conflicts of interest, and we cannot assure that any conflict will be resolved in the Company's favor.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of the equity securities of the Company as of March 17, 2000, assuming the underwriters' over-allotment option is not exercised, for:

  . each owner of more than 5% of any class of equity securities of the Company, other than MediaOne;

  .  each of the directors and the named executive officers;

  .  all directors and executive officers as a group; and

  .  the selling stockholder.

   To the Company's knowledge, each person, along with his or her spouse, has sole voting and investment power over the shares unless otherwise noted. Information in the first table is as of the latest reports by those entities received by us. Ownership includes direct and indirect (beneficial) ownership, as defined by SEC rules. Each executive officer's address is c/o the Company, 10475 Park Meadows Drive, Littleton, CO 80124.

                    Class A Common Stock (1)(2)   Class B Common Stock (1)(2)          Total Common Stock
                    ---------------------------- ----------------------------- -----------------------------------
                                                                                                                % of
                               Percent of Class              Percent of Class             Percent of Equity    Voting
                              ------------------            ------------------            ------------------   Power
                              Prior to Following            Prior to Following            Prior to Following Following
Name of Beneficial   No. of     the       the      No. of     the       the      No. of     the       the       the
Owner                Shares   Offering Offering    Shares   Offering Offering    Shares   Offering Offering   Offering
------------------  --------- -------- --------- ---------- -------- --------- ---------- -------- --------- ---------
Five Percent
 Stockholders:
Time Warner(3)...         --     --       --     50,363,739   62.0%    76.4%   50,363,739   47.9%    47.9%    72.1%
Advance(4).......         --     --       --     15,572,919   19.2%    23.6%   15,572,919   14.8%    14.8%    22.3%
FMR Corp.(5).....   2,628,315   11.0%     6.7%          --     --       --      2,628,315    2.5%     2.5%       *
Pequot Capital
 Management,
 Inc.(6).........   1,541,700    6.4%     3.9%          --     --       --      1,541,700    1.5%     1.5%       *
Directors and
 Executive
 Officers:
Larissa L.
 Herda...........      79,062      *        *           --     --       --         79,062      *        *        *
Glenn A. Britt...         --                            --     --       --            --
Bruce Claflin....       1,700      *        *           --     --       --          1,700      *        *        *
Richard J.
 Davies..........         --                            --     --       --            --
Spencer B. Hays..       2,000      *        *           --     --       --          2,000      *        *        *
Douglas Holmes...       2,000      *        *           --     --       --          2,000      *        *        *
Lisa Hook........         --                            --     --       --            --
Robert J. Miron..       7,500      *        *           --     --       --          7,500      *        *        *
Audley M.
 Webster, Jr.....         --       *        *           --     --       --            --
James N.
 Zerefos.........       1,000      *        *           --     --       --          1,000      *        *        *
David J. Rayner..      34,687      *        *           --     --       --         34,687      *        *        *
Paul B. Jones....      79,625      *        *           --     --       --         79,625      *        *        *
John T. Blount...      29,750      *        *           --     --       --         29,750      *        *        *
A. Graham
 Powers..........      44,850      *        *           --     --       --         44,850      *        *        *
All directors and
 executive
 officers as a
 group (17
 persons)(7).....     368,599    1.5%       *           --     --       --        368,599      *        *        *
Selling
 Stockholder:
MediaOne(8)......      12,215      *      --     15,277,627   18.8%     --     15,289,842   14.5%     --       --

--------
 * Represents less than one percent.
(1) The Company has two classes of outstanding Common Stock, the Class A Common Stock and the Class B Common Stock. Beneficial ownership of Common Stock has been determined in accordance with the rules of the Securities and Exchange Commission, which is based upon having or sharing the power to vote or dispose of shares. Includes shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of March 17, 2000, as follows: Ms. Herda--64,062 shares; Mr. Rayner--34,687 shares; Mr. Jones--72,625 shares; Mr. Blount--23,750 shares; Mr. Powers--43,750 shares; and all directors and executive officers as a group--301,499 shares.
(2) Excludes an equal amount of Class A Common Stock into which Class B Common Stock are convertible. The Class B Common Stock held by Time Warner, MediaOne and Advance represented on a converted basis 47.9%, 14.5% and 14.8%, respectively, of the Class A Common Stock prior to the offering.
(3) Owned by Time Warner Companies, Inc., American Television and Communications Corporation, Warner Communications Inc., TW/TAE, Inc., FibrCOM Holdings, L.P. and Paragon Communications, each a direct or indirect wholly owned subsidiary of Time Warner Inc. The business address of Time Warner Inc. is 75 Rockefeller Plaza, New York, NY 10019.

(4) Owned by Advance/Newhouse Partnership. The business address of Advance/Newhouse is 5015 Campuswood Drive, East Syracuse, NY 13057.
(5) Based on a Schedule 13G dated March 10, 2000. Consists of 2,513,015 shares of Class A Common Stock beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., and 115,300 shares beneficially owned by Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp. Sole power to vote or direct the voting of the 2,513,015 shares owned by Fidelity Management & Research Company resides with the Fidelity Funds' Board of Trustees. The business address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.
(6) Based on a Schedule 13G dated February 10, 2000. The business address of Pequot Capital Management, Inc. is 500 Nyala Farm Road, Westport, Connecticut 06880.
(7) Solely as a result of the agreement of the Class B Stockholders to vote in favor of the others' director nominees under the stockholders agreement, the Class B Stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them. See "Certain Relationships and Related Transactions--Stockholders Agreement."
(8) Owned by MediaOne Holdings II, Inc., a Delaware corporation and wholly owned subsidiary of MediaOne Group, Inc., a Delaware corporation. The business address of MediaOne is 188 Inverness Drive West, Englewood, CO 80112.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Notes

   On July 21, 1998, the Company completed the public offering of $400.0 million aggregate principal amount of the Senior Notes. The Senior Notes were issued pursuant to the indenture. For the purposes of this section only, the term "obligor":

  . when used in relation to any period prior to the Reconstitution, refers collectively to TWT LLC and TWT Inc., as co-obligors of the Senior Notes, and does not include any other consolidated or unconsolidated subsidiary of TWT LLC; and

  . when used in relation to any period after the Reconstitution, refers to New Time Warner Telecom, as successor obligor to the Senior Notes.

   The Senior Notes are unsecured unsubordinated obligations of the obligor, ranking equally in right of payment with all existing and future unsubordinated indebtedness of the obligor and senior in right of payment to all subordinated indebtedness of the obligor. Interest on the Senior Notes will accrue at the rate of 9 3/4% per annum from July 21, 1998 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on January 15 and July 15. The Senior Notes will be subject to redemption at the option of the obligor, in whole or in part, at any time on or after July 15, 2003, initially at 104.875% of their principal amount and declining to 100% of their principal amount at maturity on or after July 15, 2006, plus accrued and unpaid interest to the applicable redemption date. In addition, at any time prior to July 15, 2001, in the event of an offering of the Common Stock of the Company for cash, the obligor may, at its option, within 90 days of an offering, use the net proceeds of the offering to redeem up to 35% of the aggregate principal amount at maturity of the Senior Notes at a redemption price of 109.75% of the principal amount on the redemption date; provided that at least 65% of the aggregate principal amount at maturity of the Senior Notes originally issued remain outstanding immediately after each redemption. Upon the occurrence of a change of control under the indenture, the obligor must commence, within 30 days of the later of the occurrence of such change of control and the end of the change of control period required under the indenture, an offer to purchase the Senior Notes then outstanding at a purchase price of 101% of their principal amount; provided that the obligor shall not be required to commence an offer to purchase if, at any time within 30 days of the later of the occurrence of the change of control and the end of the change of control period, the Senior Notes shall be rated investment grade under the indenture.

   The indenture limits, and in some circumstances prohibits, the ability of the Company to:

  .  incur additional debt;

  .  pay dividends;

  .  make investments or other restricted payments;

  .  engage in transactions with stockholders and affiliates;

  .  create liens;

  .  sell assets;

  .  issue or sell capital stock of subsidiaries; and

  .  engage in mergers and consolidations.

   The indenture also provides for the repayment of subordinated debt, including the subordinated indebtedness to affiliates of the Class B Stockholders, prior to maturity with the net proceeds of any offering of Common Stock or equivalent interests of the Company.

Bank Facility

   The Company expects to enter into a senior secured revolving credit facility that will provide for credit to certain subsidiaries in the range of $400 to $475 million on a revolving basis. We may also have the option to increase the available credit under the facility with the consent of the participating banks.

   Our obligations under the proposed facility will be secured by substantially all of the assets of our subsidiaries together with any assets that may be acquired in the future. We also have pledged the capital stock of all of our subsidiaries as collateral.

   Although the Company has applied for the necessary approvals from state regulatory agencies, we will not be able to borrow under the facility until these approvals have been obtained.

   The proposed facility will have a termination date of December 31, 2007, and we will have to repay any outstanding amounts on this date. Beginning in 2004, the total amount available to us will be reduced each year by a fixed percentage. Loans under the proposed facility will bear interest initially at a yearly rate equal to:

  . for base rate loans, the banks' announced base rate plus a margin of 1.0%; and

  .  for LIBOR loans, the eurodollar rate plus an applicable margin of 2.0%.

The applicable margins may be reduced based upon our financial performance. We expect to be required to pay commitment fees on a quarterly basis ranging from
 .875% to .500% on the undrawn available commitment.

   We will be required to prepay any amounts that we have borrowed with the proceeds we receive from a number of specified events or transactions. In addition, our obligations under the proposed facility will be subject to various covenants that will limit our ability to:

  .  borrow and incur liens on our property;

  .  pay dividends or make other distributions; and

  .  make capital expenditures.

   The proposed facility will also contain financial covenants, including a consolidated leverage ratio, a consolidated interest coverage ratio and a consolidated debt service coverage ratio. In addition, the proposed facility will contain customary events of default, including cross default provisions. Under the cross default provisions, we will be deemed to be in default under the facility if we have defaulted under any of our other material outstanding obligations, such as our Senior Notes.

                          DESCRIPTION OF CAPITAL STOCK

   The Company's Restated Certificate of Incorporation provides for authorized capital stock of 459.8 million shares, including 277.3 million shares of Class A Common Stock, $.01 par value per share, 162.5 million shares of Class B Common Stock, $.01 par value per share, and 20 million shares of preferred stock, $.01 par value per share. No preferred stock is outstanding and the Class B Stockholders own of record all of the outstanding shares of Class B Common Stock. See "Principal and Selling Stockholders."

   The following summary description relating to the capital stock of the Company does not purport to be complete. The rights of the holders of the Company's capital stock are set forth in the Company's Restated Certificate of Incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The summary set forth below is qualified by reference to such exhibits and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

   The relative rights of the Class A Common Stock and Class B Common Stock are substantially identical in all respects, except for voting rights and conversion rights.

   Voting Rights. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to 10 votes on each matter to be voted upon by the holders of the Common Stock. The holders of the shares of Class A Common Stock and Class B Common Stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to the Restated Certificate of Incorporation of the Company that would increase the authorized number of shares of Common Stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number then outstanding), except as required by the Delaware General Corporation Law and except that,


     (1) as long as the outstanding Class B Common Stock represents at least 50% of the aggregate voting power of both classes of Common Stock outstanding, the approval of 100% of the Class B Stockholders is required:

    . to amend, alter or repeal any provision of the Restated Certificate of Incorporation, other than in connection with certain ministerial actions; or

    . for any direct or indirect disposition by the Company of capital stock of subsidiaries or assets that in either case represent substantially all the assets of the Company and its subsidiaries on a consolidated basis.

     (2) The approval of 100% of the Class B Stockholders is required for the issuance of any additional shares of Class B Common Stock or any capital stock having more than one vote per share.

     (3) without a majority vote of the holders of the Class A Common Stock, certain provisions of the Restated Certificate of Incorporation relating to the termination of, and vote required to waive, the limitations on business purposes described in the next sentence may not be amended, altered or repealed.

   Under the Restated Certificate of Incorporation, the Company may not directly or indirectly, through a subsidiary or affiliate of the Company,

     (a) engage in the business of providing, offering, packaging, marketing, promoting or branding (alone or jointly with or as an agent for other parties) any wireline telecommunications services or other services, including data services, to residences (collectively, "residential services") or

     (b) engage in the business of producing, packaging, distributing, marketing, hosting, offering, promoting, branding or otherwise providing entertainment, information or any other content services, whether fixed or interactive, or any services incidental thereto, but excluding acting solely as a carrier of video, audio or data of unaffiliated third parties by providing transport services, so long as the Company has no other direct or indirect pecuniary interest in the transmitted information or content (collectively, "content services"), in each case until the earlier of (1) the date that is five years after the date of the filing of the Restated Certificate of Incorporation and (2) the date on which the holders of Class B Common Stock no longer represent at least 50% of the voting power of the outstanding Common Stock of the Company.

   Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting rights. For a discussion of the effects of the disproportionate voting rights of the Class A Common Stock and Class B Common Stock, see "Risk Factors--The Class B Stockholders control the Company."

   Dividends. Each share of Common Stock is entitled to receive dividends from funds legally available therefor if, as and when declared by the board of directors of the Company. Class A Common Stock and Class B Common Stock share equally, on a share-for-share basis, in any dividends declared by the board of directors. If at any time a distribution of the Class A Common Stock or Class B Common Stock is to be paid in shares of Class A Common Stock, Class B Common Stock or any other securities of the Company or any other person, such dividends may be declared and paid only as follows:

     (1) a share distribution consisting of Class A Common Stock to holders of Class A Common Stock and Class B Common Stock, on an equal per share basis; or to holders of Class A Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of Class B Common Stock consisting of shares of Class B Common Stock on an equal per share basis;

     (2) a share distribution consisting of Class B Common Stock to holders of Class B Common Stock and Class A Common Stock, on an equal per share basis; or to holders of Class B Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of Class A Common Stock consisting of shares of Class A Common Stock on an equal per share basis; and

     (3) a share distribution of shares of any class of securities of the Company or any other person other than the Common Stock, either on the basis of a distribution of identical securities, on an equal per share basis to the holders of Class A Common Stock and Class B Common Stock, or on the basis of a distribution of one class of securities to the holders of Class A Common Stock and another class of securities to holders of Class B Common Stock, provided that the securities so distributed do not differ in any respect other than relative voting rights and related differences in designations, conversion and share distribution provisions, with the holders of Class B Common Stock receiving the class having the higher relative voting rights, provided that if the securities so distributed constitute capital stock of a subsidiary of the Company, such rights shall not differ to a greater extent than the corresponding differences in voting rights, designations, conversion and distribution provisions between Class A Common Stock and Class B Common Stock.

   If the Company shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class of Common Stock shall be proportionally subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be, that have been subdivided or combined.

   Conversion. Under the Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time and from time to time at the option of the holder thereof into one share of Class A Common Stock. The Class A Common Stock has no conversion rights.

   Equivalent Consideration in Certain Transactions. In the event of any merger, consolidation, acquisition of all or substantially all the assets of the Company or other reorganization to which the Company is a party, in which any consideration is to be received by the holders of Class A Common Stock and Class B Common Stock, those holders must receive the Equivalent Consideration (as defined below) on a per share basis. Under the Restated Certificate of Incorporation of the Company, "Equivalent Consideration" is defined as consideration of substantially equivalent economic value as determined by the board of directors of the Company at the time of execution of the definitive agreement relating to the applicable merger, consolidation, acquisition or reorganization, provided, that (i) the holders of Class A Common Stock can receive consideration of a different form from the consideration to be received by the holders of Class B Common Stock and (ii) if the holders of Class A Common Stock and Class B Common Stock are to receive securities of any other person, such securities (and, if applicable, the securities into which the received securities are convertible, or for which they are exchangeable, or which they evidence the right to purchase) can differ with respect to their relative voting rights and related differences in conversion and share distribution provisions, with the holders of shares of Class B Common Stock receiving the class or series having the higher relative voting rights, and the differences permitted by this clause (ii) are not taken into account in the determination of equivalent economic value.

   Other. Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. All holders of Common Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The Company may not subdivide or combine shares of Common Stock without at the same time proportionally subdividing or combining shares of the other classes.

Preferred Stock

   The Company's board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Corporate Opportunities

   The Restated Certificate of Incorporation provides that the Class B Stockholders are not restricted from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. In the event that any of the Class B Stockholders acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any of the Class B Stockholders and the Company, such corporate opportunity shall be allocated to the Class B Stockholder if offered to any person who is an officer, employee or director of the Class B Stockholder and/or the Company, unless such opportunity is expressly offered to such person primarily in his or her capacity as an officer, employee or director of the Company. Other than under these circumstances, the Class B Stockholders shall have no duty to communicate or present such corporate opportunity to the Company.

Section 203 of the Delaware General Corporation Law

   The Restated Certificate of Incorporation of the Company expressly states that the Company has elected not to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a "business combination", as defined in clause (c)(3) of that section, with an "interested stockholder", as defined in clause (c)(5) of that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder.

Limitations on Liability and Indemnification of Officers and Directors

   The Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Restated Certificate of Incorporation provides that the

Company shall indemnify directors and officers of the Company to the fullest extent permitted by that law. The Company has entered into separate indemnification agreements with its current directors and executive officers which have the effect of providing such persons indemnification protection in the event the Restated Certificate of Incorporation is subsequently amended.

Nasdaq Trading

   The Class A Common Stock is listed on the Nasdaq National Market of the Nasdaq National Market under the symbol "TWTC."

Transfer Agent and Registrar

   The transfer agent and registrar for the Common Stock is Norwest Bank, Minnesota N.A.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

General

   The following is a general discussion of U.S. Federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a "non-U.S. holder". For purposes of this summary, a non-U.S. holder is a beneficial owner of common stock that is, for U.S. Federal income tax purposes, (1) a nonresident alien individual, (2) a foreign corporation, (3) a nonresident alien fiduciary of a foreign estate or trust or
(4) a foreign partnership one or more of the members of which is, for U.S. Federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

   This discussion does not address all aspects of U.S. Federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of common stock in your particular situation.

Distributions

   We do not anticipate paying cash dividends on our Common Stock in the foreseeable future. See "Risk Factors--The indenture for the Senior Notes contains restrictive covenants that may limit our flexibility." However, if distributions are paid on the shares of Common Stock, these distributions generally will constitute dividends for U.S. Federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. Dividends paid to a non-U.S. holder that are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to United States withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a duly completed Form 1001 or Form W-8BEN (or substitute form) certifying to its qualification for such rate.

   Currently, withholding is generally imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. Federal income tax purposes. However, withholding on distributions made after December 31, 2000 may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate of our accumulated and current earnings and profits.

   Dividends that are effectively connected with the conduct of a trade or business within the U.S. and, if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are exempt from U.S. Federal withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a duly completed Form 4224 or Form W-8ECI (or substitute form) certifying the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment are subject to U.S. Federal income tax on a net income basis at the regular graduated U.S. Federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty.

   Under current U.S. Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, U.S. Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to certain transition rules.

   For dividends paid after December 31, 2000, a non-U.S. holder generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, as described above, unless the non-U.S. holder complies with certain Internal Revenue Service certification procedures or, in the case of payments made outside the U.S. with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, a non-U.S. holder must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. Federal income tax purposes and entities that are treated as fiscally transparent in the U.S., the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in common stock.

   A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

Gain on Disposition of Common Stock

   A non-U.S. holder will generally not be subject to U.S. Federal income tax with respect to gain recognized on a sale or other disposition of our Common Stock unless one of the following apply:

  . If the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the non-U.S. holder. The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale under regular graduated U.S. Federal income tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification.

  . If a non-U.S. holder who is an individual and holds our Common Stock as a capital asset is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

  . If we are or have been a "U.S. real property holding corporation" for U.S. Federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the non-U.S. holder held the Common Stock. We believe that we never have been and are not currently a U.S. real property holding corporation for U.S. Federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may or may not become a U.S. real property holding corporation in the future. Even if we were to become a U.S. real property holding corporation, any gain recognized by a non-U.S. holder still would not be subject to U.S. tax if the shares were considered to be "regularly traded on an established securities market" and the non-U.S. holder did not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of a class of Common Stock.

Federal Estate Tax

   Common Stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

   Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

   United States Federal backup withholding generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001 to non-U.S. holders. See the discussion under "Distributions" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 2000.

   As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Common Stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Common Stock effected outside the U.S. if that broker:

  .  is a U.S. person;

  . is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

  . is a "controlled foreign corporation" as defined in the Internal Revenue Code; or

  . is a foreign partnership with certain U.S. connections (for payments made after December 31, 2000).

   Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

   Payment by or through a U.S. office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

   Amounts withheld under the backup withholding rules do not constitute a separate U.S. Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

   The foregoing discussion is a summary of certain U.S. Federal Income and Estate Tax consequences of the ownership, sale or other disposition of Common Stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of common stock, including the effect of any state, local, foreign or other tax laws.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering and exercise of the underwriters' over-allotment option, there will be 40,558,443 shares of Class A Common Stock outstanding and 65,936,658 shares of Class B Common Stock outstanding, all of which are convertible into Class A Common Stock on a share for share basis. The Company has reserved for issuance 9,027,000 shares of Class A Common Stock upon the exercise of stock options. Options to purchase 7,865,203 shares were outstanding as of February 29, 2000.

   Each of the Class B Stockholders has agreed that, without the prior written consent of Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, it will not, during the period ending 90 days after the date of this prospectus, effect any public sale or other distribution of Class A Common Stock. See "Underwriting." After that 90-day period, other holders of the Class B Common Stock may or may not decide, based upon then prevailing market and other conditions, to convert their Class B Common Stock to Class A Common Stock and to dispose of all or a portion of such stock pursuant to the provisions of Rule 144 under the Securities Act of 1933 or pursuant to the demand registration rights contained in the stockholders agreement among the Class B Stockholders. See "Certain Relationships and Related Transactions--Stockholders Agreement."

   Future sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, may have an adverse impact on the market price for the shares of Class A Common Stock offered hereby or on the ability of the Company to raise capital through a public offering of its equity securities. See "Risk Factors--Future sales of shares of Class A Common Stock could depress the price of the Class A Common Stock."

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, the underwriters of the offering in the United States and Canada named below, for whom Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as U.S. representatives, and the underwriters outside the United States and Canada named below, for whom Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited, Bear, Stearns International Limited and Donaldson, Lufkin & Jenrette International are acting as international representatives, severally agreed to purchase from the selling stockholder, and the selling stockholder has agreed to sell to the underwriters, the number of shares of Class A Common Stock set forth opposite the name of each underwriter. Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers for the offering.

                                                                         Number
     U.S. Underwriters                                                  of shares
     -----------------                                                  ---------
       Lehman Brothers Inc.............................................
       Morgan Stanley & Co. Incorporated...............................
       Bear, Stearns & Co. Inc.........................................
       Donaldson, Lufkin & Jenrette Securities Corporation.............
         Total.........................................................
                                                                         =======


                                                                         Number
     International Underwriters                                         of shares
     --------------------------                                         ---------
       Lehman Brothers International (Europe)..........................
       Morgan Stanley & Co. International Limited......................
       Bear, Stearns International Limited.............................
       Donaldson, Lufkin & Jenrette International......................
         Total.........................................................
                                                                         =======

   We refer to the U.S. underwriters and international underwriters as the underwriters and the U.S. representatives and international representatives as the representatives. The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in the offering are subject to approval of legal matters by counsel as well as to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares. The offering price and underwriting discounts and commissions per share for the U.S. offering and the international offering are identical.

   The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $   per share. The underwriters may allow, and such
dealers may reallow, a concession not in excess of $   per share on sales to
certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

   We have granted the underwriters an option to purchase up to an aggregate of 1,400,000 additional shares of Class A Common Stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If the option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of Class A Common Stock proportionate to the underwriters' initial commitment as indicated in the table above, and we will be obligated, under the over-allotment option, to sell the shares of Class A Common Stock to the underwriters.

   Each of the Class B Stockholders has agreed that, without the prior written consent of Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, it will not, during the period ending 90 days after the date of this prospectus, effect any public sale or other distribution of Class A Common Stock. After that 90-day period, holders of the Class B Common Stock may convert their Class B Common Stock to Class A Common Stock and dispose of all or a portion of such stock pursuant to the provisions of Rule 144 under the Securities Act of 1933 or pursuant to the demand registration rights contained in the Stockholders Agreement among the Class B Stockholders. See "Certain Relationships and Related Transactions--Stockholders Agreement."

   The U.S. underwriters and the international underwriters have entered into an agreement among U.S. underwriters and international underwriters, under which each U.S. underwriter has agreed that, as part of the distribution of the shares of Class A Common Stock offered in the U.S. offering:

  . it is not purchasing any of these shares for the account of anyone other than a person who is deemed to be a U.S. person under the definition that we have set forth below; and

  . it has not offered or sold and will not offer, sell, resell or deliver, directly or indirectly, any of these shares or distribute any prospectus relating to the U.S. offering to anyone other than a U.S. person.

   In addition, under the agreement among U.S. underwriters and international underwriters, each international underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the international offering:

  .  it is not purchasing any of the shares for the account of a U.S. person;
     and

  . it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of these shares or distribute any prospectus relating to the international offering to any U.S. person.

   The limitations described above do not apply to stabilization transactions or to other transactions specified in the underwriting agreement and the agreement among U.S. underwriters and international underwriters, including:

  . some purchases and sales between U.S. underwriters and international underwriters;

  . some offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion;

  . purchases, offers or sales by a U.S. underwriter who is also acting as an international underwriter or by an international underwriter that is also acting as a U.S. underwriter; and

  . other transactions specifically approved by the U.S. representatives and the international representatives.

   As used in this section, the term U.S. person means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States of Canada, or any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source, the term United States means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, and the term Canada means Canada, its provinces, its territories, its possessions and other areas subject to its jurisdiction.

   Our Class A Common Stock is quoted on the Nasdaq National Market under the symbol "TWTC".

   Any offer of the shares of Class A Common Stock in Canada will be made only under an exemption from the prospectus filing requirement and an exemption from the dealer registration requirement; where such an exemption is not available, offers shall be made only by a registered dealer, in the relevant Canadian jurisdiction where any such offer is made.

   Each international underwriter has represented and agreed to all of the following:

  . It has not offered or sold and, prior to the date six months after the date of issue of the shares of Class A Common Stock, will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom by means of any document, other than to persons whose ordinary business it is to buy and sell securities or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of Public Offers of Securities Regulations 1995.

  . It has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom.

  . It has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom any document received by it in connection with the issue of the shares of Class A Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise be issued or passed upon and that it will procure that any purchaser from it of any shares of Class A Common Stock undertakes to comply with the provisions of this paragraph.

   Under the agreement among the U.S. underwriters and international underwriters, sales may be made between the U.S. underwriters and the international underwriters of a number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for the shares of Class A Common Stock being sold by the U.S. underwriters and the international underwriters less an amount equal to the selling concession allocable to those shares of Class A Common Stock, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. underwriters and the international underwriters under the agreement among the U.S. underwriters and the international underwriters, the number of shares of Class A Common Stock available for sale by the U.S. underwriters or by the international underwriters may be more or less than the amount specified on the cover page of this prospectus.

   In connection with the offering, Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated, on behalf of the underwriters, may purchase and sell shares of our Class A Common Stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of our Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of our Class A Common Stock made for the purpose of preventing or retarding a decline in the market price of our Class A Common Stock while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated, in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

   Any of these activities may cause the price of our Class A Common Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   Purchasers of the shares of Class A Common Stock offered in this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover of this prospectus.

   We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   Certain of the representatives and their affiliates have provided from time to time, and may in the future provide, investment banking, financial advisory and other services to us for which these representatives may receive customary fees and commissions.

                                 LEGAL MATTERS

   Certain legal matters in connection with the Class A Common Stock offered hereby will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York, for the underwriters by Shearman & Sterling, New York, New York, and for MediaOne by Weil, Gotshal & Manges, LLP, New York, New York.

                                    EXPERTS

   The consolidated and combined financial statements of Time Warner Telecom Inc. at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are currently subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports and other information with the Securities and Exchange Commission. These documents may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

     Public Reference Room   New York Regional Office Chicago Regional Office
     450 Fifth Street, N.W.  7 World Trade Center     Citicorp Center
     Room 1024               Suite 1300               500 West Madison Street
     Washington, DC 20549    New York, NY 10048       Suite 1400
                                                      Chicago, IL 60661

   Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the Securities and Exchange Commission at "http://www.sec.gov".

                                    GLOSSARY

   Access Charges. The fees paid by long distance carriers for the local connections between the long distance carriers' networks and the long distance carriers' customers.

   ATM (asynchronous transfer mode). A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, date and video at varying rates. The ATM format can be used by many different information systems, including LANs.

   Bell Operating Company. A telephone operating subsidiary of an RBOC; an incumbent local exchange carrier.

   Broadcast Video TV-1. This Company service provides dedicated transport of broadcast quality video signals.

   CDMA (Code Division Multiple Access). A form of wireless communications technology.

   Central Offices. A telecommunications center where switches and other telecommunications facilities are housed. CAPs may connect with incumbent local exchange carrier networks either at this location or through a remote location.

   Collocation. The ability of a telecommunications carrier to interconnect its network to the incumbent local exchange carrier's network by extending its facilities to the incumbent local exchange carrier's central office. Physical collocation occurs when the interconnecting carrier places its network equipment within the incumbent local exchange carrier's central offices. Virtual collocation is an alternative to physical collocation under which the incumbent local exchange carrier permits a carrier to interconnect its network to the ILEC's network in a manner which is technically, operationally and economically comparable to physical collocation, even though the interconnecting carrier's network connection equipment is not physically located within the central offices.

   Competitive Access Provider. A company that provides dedicated telecommunications services (private line, local transport and special access) as an alternative to the incumbent local exchange carrier.

   Competitive Local Exchange Carrier. A company that provides local exchange services, including Dedicated service, in competition with the incumbent local exchange carrier.

   Dedicated. Telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes (in contrast to links which are temporarily established).

   Dedicated Transmission. The sending of electronic signals carrying information over a direct transport facility.

   Dense Wavelength Division Multiplexing (DWDM). A technology that multiplies the capacity of single fiber to 8, 16, 32, or 80 new transmission channels. Higher capacity multiples are under testing.

   Digital. A means of storing, processing and transmitting information by using distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies use a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers preclude distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

   Direct Transport (aka Dedicated Transport). A non-switched point-to-point telecommunications facility leased from a telecommunications provider by an end user and used exclusively by that end user.

   Diverse Routing. A telecommunications network configuration in which signals are transmitted simultaneously along two different paths so that if one path is cut or impaired, traffic can continue in the other direction without interrupting service. The Company's networks generally provide diverse routing.

   DS0, DS1, DS3. Standard North American telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS0 service has a bit rate of 64 kilobits per second. DS1 service has a bit rate of 1.544 megabits per second and DS3 service as a bit rate of 44.736 megabits per second. A DS0 can transmit a single uncompressed voice conversation.

   FCC. Federal Communications Commission.

   FDMA (Frequency Division Multiple Access). A form of wireless communications technology.

   Fiber Miles. The number of route miles of fiber optic cable installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers in the cable. See the definition of "route mile" below.

   Fiber Optics. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that effect copper wiring and satellite transmission.

   Hub. Collocation centers located centrally in an area where telecommunications traffic can be aggregated for transport and distribution.

   Incumbent Local Exchange Carriers. The local phone companies, either a Bell Operating Company or an independent (such as GTE) which provides local exchange services.

   Integrated Services Digital Network. ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, for example, and also supports a multitude of value-added switched service applications such as Incoming Calling Line Identification. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

   Interexchange Carrier. A long distance carrier.

   Internet. The name used to describe the global open network of computers that permits a person with access to the network to exchange information with any other computer connected to the network.

   IntraLATA. A call that originates and terminates within the same LATA.

   Kilobits (Kbps). One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "thousands of bits per second."

   LATA (Local Access and Transport Area). The geographical areas within which a local telephone company may offer telecommunications services, as defined in the divestiture order known as the Modification of Final Judgment ("MFJ") unless and until redefined by the FCC pursuant to the 1996 Act.

   Local Area Networks. The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.

   Local Exchange. A geographic area defined by the appropriate state regulatory authority in which telephone calls generally are transmitted without toll charges to the calling or called party.

   Local Exchange Service/Local Exchange Telephone Service. Basic local telephone service, including the provision of telephone numbers, dial tone and calling within the local exchange area.

   Long Distance Carriers (Interexchange Carriers). Long distance carriers providing services between LATAs, on an interstate or intrastate basis. A long distance carrier may be facilities-based or offer service by reselling the services of a facilities-based carrier.

   Local Transport Services. Dedicated lines between the incumbent local exchange carrier's central offices and long distance carrier POPs used to carry switched traffic.

   Megabit (Mbps). One million bits of information. The information carrying capacity (i.e., bandwidth) of a circuit may be measured in "millions of bits per second."

   Multiplexing. An electronic or optical process that combines a number of lower speed transmission signals into one higher speed signal. There are various techniques for multiplexing, including frequency division (splitting the total available frequency bandwidth into smaller frequency slices), time division (slicing a channel into timeslots and placing each signal into its assigned timeslot), and statistical (wherein multiplexed signals share the same channel and each transmits only when it has data to send).

   OC-3c. Optical Carrier level-3, combined into a single data stream. Optical carrier refers to a SONET optical signal.

   OC-N. Optical carrier levels ranging from OC1 (51.84 Mbps) to OC192 (9.9
Gbps).

   Node. A point of connection into a fiber optic network.

   PBX (Private Branch Exchange). A customer owned and operated switch on customer premises, typically used by large businesses with multiple telephone lines.

   PBX Trunk. A transmission facility which connects a PBX to the Company's or ILEC's central office switching center.

   POPs (Points of Presence). Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays telephone calls to, a network switching center of the same long distance carrier.

   Primary Rate Interface (PRI). A transport mechanism provided currently over class 5 switches to terminate at managed model pools. The primary application is for dial-up internet access.

   Private Line. A private, dedicated telecommunications link between different customer locations (excluding long distance carrier POPs).

   Private Network Transport Service. This service is a private, dedicated high capacity premium quality service over fully redundant, diverse routed, SONET rings with band width that is dedicated and always available.

   Public Switched Telephone Network. The switched network available to all users generally on a shared basis (i.e., not dedicated to a particular user). The local exchange telephone service networks operated by incumbent local exchange carriers are the largest and often the only public switched networks in a given locality.

   Reciprocal Compensation. An arrangement in which two local exchange carriers agree to terminate traffic originating on each other's networks in exchange for a negotiated level of compensation.

   Redundant Electronics. A telecommunications facility that uses two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

   Regional Bell Operating Company. The holding company which owns a Bell operating company.

   Route Mile. The number of miles along which fiber optic cables are installed.

   SONET (Synchronous Optical Network). A set of standards for optical communications transmission systems that define the optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SONET facilitates the interoperability of dissimilar vendors equipment. SONET benefits business customers by minimizing the equipment necessary for various telecommunications applications and supports networking diagnostic and maintenance features.

   Special Access Services. The lease of private, dedicated telecommunications lines or circuits on an incumbent local exchange carrier's or a competitive access provider's network which run to or from the long distance carrier's POPs. Special access services do not require the use of switches. Examples of special access services are telecommunications circuits running between POPs of a single long distance carrier, from one long distance carrier's POP to another long distance carrier's POP or from an end user to its long distance carrier's POP.

   STS-1. This dedicated transmission service is carried over high capacity channels for full duplex, synchronous optical transmission of digital data on SONET standards. This service eliminates the need to maintain and pay for multiple dedicated lines.

   Switch. A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users. Within this document, switches generally refer to voice grade telecommunications switches unless specifically stated otherwise.

   Switched Access Services. The connection between a long distance carrier's POP and an end user's premises through the switching facilities of a local exchange carrier.

   Switched Services. Telecommunications services that support the connection of one calling party with another calling party via use of a telephone switch (i.e., an electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits).

   TDMA (Time Division Multiple Access). A form of wireless communications technology.

   Toll Services. Otherwise known as EAS or intra LATA toll services are those calls that are beyond the free local calling area but originate and terminate within the same LATA; such calls are usually priced on a measured basis.

   Type II. A circuit offered to a customer by a telecommunications provider including a portion of the circuit provided by another LEC, where the first provider bills the customer for the entire circuit.

   Voice Grade Equivalent (VGE) Circuit. One DS0. One voice grade equivalent circuit is equal to 64 kilobits of bandwidth.

                            TIME WARNER TELECOM INC.

            INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Audited Financial Statements:
  Report of Independent Auditors..........................................  F-2
  Consolidated Balance Sheets at December 31, 1999 and 1998...............  F-3
  Consolidated and Combined Statements of Operations for the years ended
   December 31, 1999, 1998 and 1997.......................................  F-4
  Consolidated and Combined Statements of Cash Flows for the years ended
   December 31, 1999, 1998 and 1997.......................................  F-5
  Consolidated and Combined Statements of Changes in Stockholders' Equity
   for the years ended December 31, 1999, 1998 and 1997...................  F-6
  Notes to Consolidated and Combined Financial Statements.................  F-7
Schedule II Valuation of Qualifying Accounts.............................. F-21

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of  Time Warner Telecom Inc:

   We have audited the accompanying consolidated balance sheets of Time Warner Telecom Inc. (the "Company") as of December 31, 1999 and 1998, and the related consolidated and combined statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed on the index at page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1999 and 1998, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Denver, Colorado
February 4, 2000

                            TIME WARNER TELECOM INC.

                          CONSOLIDATED BALANCE SHEETS

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             December 31,
                                                         ---------------------
                                                            1999       1998
                                                         ----------  ---------
                         ASSETS
Current assets:
  Cash and cash equivalents............................. $   90,586  $ 105,140
  Marketable securities (note 3)........................    173,985    231,107
  Receivables, less allowances of $7,857 and $2,692.....     52,652     26,690
  Prepaid expenses......................................      2,938      2,176
                                                         ----------  ---------
    Total current assets................................    320,161    365,113
                                                         ----------  ---------
Investment in unconsolidated affiliate (note 2).........        --       5,707
Property, plant and equipment...........................    868,770    612,119
  Less accumulated depreciation.........................   (191,664)  (117,961)
                                                         ----------  ---------
                                                            677,106    494,158
                                                         ----------  ---------
Long-term marketable securities (note 3)................        --      19,750
Intangible and other assets, net of accumulated
 amortization (note 2)..................................     45,745     19,616
                                                         ----------  ---------
    Total assets........................................ $1,043,012  $ 904,344
                                                         ==========  =========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................... $   64,678  $  38,946
  Deferred revenue......................................     37,913     10,524
  Accrued taxes, franchise and other fees...............     23,280     15,214
  Accrued interest......................................     17,983     17,333
  Accrued payroll and benefits..........................     13,945      8,821
  Payable to Time Warner Cable (note 6).................      5,085     16,801
  Other current liabilities.............................     26,459     14,114
                                                         ----------  ---------
    Total current liabilities...........................    189,343    121,753
                                                         ----------  ---------
Long-term debt and capital lease obligations (notes 4
 and 9).................................................    403,627    400,000
Deferred income taxes (note 7)..........................     27,126        --
Subordinated loans payable to the Former Parent
 Companies (including
 $3,399 of accrued interest in 1998) (note 5)...........        --     174,940
Stockholders' equity (note 1):
  Preferred stock, $0.01 par value, 20,000,000 shares
   authorized, no shares issued and outstanding.........        --         --
  Class A common stock, $0.01 par value, 277,300,000
   shares authorized, 23,543,422 shares issued and
   outstanding in 1999..................................        235        --
  Class B common stock, $0.01 par value, 162,500,000
   shares authorized, 81,214,285 and 81,250,000 shares
   issued and outstanding in 1999
   and 1998, respectively...............................        812        813
  Additional paid-in capital............................    559,950    255,654
  Accumulated deficit...................................   (138,081)   (48,816)
                                                         ----------  ---------
    Total stockholders' equity..........................    422,916    207,651
                                                         ----------  ---------
    Total liabilities and stockholders' equity.......... $1,043,012  $ 904,344
                                                         ==========  =========

                            See accompanying notes.

                            TIME WARNER TELECOM INC.

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  Years Ended December 31,
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
Revenue:
  Dedicated transport services.................. $152,468  $ 84,024  $ 44,529
  Switched services.............................  116,285    37,848    10,872
                                                 --------  --------  --------
    Total revenue...............................  268,753   121,872    55,401
                                                 --------  --------  --------
Costs and expenses(a):
  Operating.....................................  117,567    67,153    40,349
  Selling, general and administrative...........  113,389    77,401    54,640
  Depreciation and amortization.................   68,785    50,717    38,466
                                                 --------  --------  --------
    Total costs and expenses....................  299,741   195,271   133,455
                                                 --------  --------  --------
Operating loss..................................  (30,988)  (73,399)  (78,054)
Interest expense(a).............................  (45,264)  (29,198)   (1,538)
Interest income.................................   16,589     9,731       --
Equity in income (losses) of unconsolidated
 affiliate (note 2).............................      202       127    (2,082)
Gain on disposition of investments..............      --        --     11,018
                                                 --------  --------  --------
Net loss before income taxes....................  (59,461)  (92,739)  (70,656)
Income tax expense (note 7).....................   29,804       --        --
                                                 --------  --------  --------
Net loss........................................ $(89,265) $(92,739) $(70,656)
                                                 ========  ========  ========
Basic and diluted loss per common share......... $  (0.93) $  (1.14) $  (0.87)
                                                 ========  ========  ========
Average common shares outstanding...............   95,898    81,250    81,250
                                                 ========  ========  ========

(a) Includes expenses resulting from transactions with affilitates (note 6):

    Operating................................... $  2,513  $  2,041  $  1,731
                                                 ========  ========  ========
    Selling, general and administrative......... $  1,579  $  5,063  $  6,810
                                                 ========  ========  ========
    Depreciation and amortization............... $ 10,792  $  9,010  $  7,064
                                                 ========  ========  ========
    Interest expense............................ $  5,078  $ 11,582  $  1,544
                                                 ========  ========  ========


                            See accompanying notes.

                            TIME WARNER TELECOM INC.

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                 Years Ended December 31,
                                               -------------------------------
                                                 1999       1998       1997
                                               ---------  ---------  ---------
Cash flows from operating activities:
 Net loss..................................... $ (89,265) $ (92,739) $ (70,656)
 Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
 Depreciation and amortization................    68,785     50,717     38,466
 Equity in (income) losses of unconsolidated
  affiliate...................................      (202)      (127)     2,082
 Deferred income tax expense..................    29,804        --         --
 Gain on disposition of investments...........       --         --     (11,018)
 Changes in operating assets and liabilities,
  net of the effect of acquisitions:
  Receivables and prepaid expenses............   (22,384)   (17,808)    (4,019)
  Accounts payable............................    27,491      6,037      7,265
  Accrued interest............................       650     20,732      1,544
  Payable to Time Warner Cable................   (11,716)    16,801        --
  Accrued payroll and benefits................     5,124      2,488      4,093
  Other current liabilities...................    44,698     16,882      5,472
  Other balance sheet changes.................     1,250     (3,326)    (2,648)
                                               ---------  ---------  ---------
   Net cash provided by (used in) operating
    activities................................    54,235       (343)   (29,419)
                                               ---------  ---------  ---------
Cash flows from investing activities:
 Capital expenditures.........................  (221,224)  (126,023)  (127,315)
 Cash paid for acquisitions, net of cash
  acquired....................................    (2,565)    (1,204)      (334)
 Purchases of marketable securities...........  (290,811)  (286,356)       --
 Proceeds from maturities of marketable
  securities..................................   367,683     35,500        --
 Proceeds from sale of investments............       --         --       7,028
                                               ---------  ---------  ---------
   Net cash used in investing activities......  (146,917)  (378,083)  (120,621)
                                               ---------  ---------  ---------
Cash flows from financing activities:
 Proceeds of loans from Former Parent
  Companies...................................       --      96,066     73,931
 Repayment of loans to Former Parent
  Companies...................................  (180,018)       --         --
 Payment of capital lease obligations.........      (174)       --         --
 Repayment of acquired debt...................   (15,668)       --         --
 Net proceeds from issuance of debt...........       --     387,500        --
 Net proceeds from issuance of common stock
  upon exercise of stock options..............     3,806        --         --
 Net proceeds from initial public offering....   270,182        --         --
 Capital contributions from the Former Parent
  Companies...................................       --         --     127,550
 Distributions to the Former Parent
  Companies...................................       --         --     (51,441)
                                               ---------  ---------  ---------
   Net cash provided by financing activities..    78,128    483,566    150,040
                                               ---------  ---------  ---------
   Increase (decrease) in cash and cash
    equivalents...............................   (14,554)   105,140        --
   Cash and cash equivalents at beginning of
    period....................................   105,140        --         --
                                               ---------  ---------  ---------
   Cash and cash equivalents at end of
    period.................................... $  90,586  $ 105,140  $     --
                                               =========  =========  =========
Supplemental disclosures of cash flow
 information:
   Cash paid for interest..................... $  47,011  $     --   $     --
                                               =========  =========  =========
   Cash paid for income taxes................. $     168  $     181  $       4
                                               =========  =========  =========

Supplemental schedule for noncash investing and financing activities:
Time Warner Telecom Inc. (the "Company") issued Class A common stock aggregating $27.9 million to purchase the common stock of Internet Connect, Inc. ("Inc.Net") and MetroComm, Inc. ("MetroComm").

In 1999, the Company incurred capital lease obligations of $3.7 million for the purchase of fiber, equipment and furniture leases.

                            See accompanying notes.

                            TIME WARNER TELECOM INC.

    CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years Ended December 31, 1999, 1998 and 1997

                             (AMOUNTS IN THOUSANDS)

                                Common Stock
                         ----------------------------
                            Class A       Class B     Additional                 Total
                         ------------- --------------  paid-in   Accumulated stockholders'
                         Shares Amount Shares  Amount  capital     deficit      equity
                         ------ ------ ------  ------ ---------- ----------- -------------
Balance at January 1,
 1997...................    --   $--   81,250   $813    478,885   (184,761)     294,937
  Net capital
   contributions from
   the Former Parent
   Companies............    --    --      --     --      76,109        --        76,109
  Net loss..............    --    --      --     --         --     (70,656)     (70,656)
                         ------  ----  ------   ----   --------   --------      -------
Balance at December 31,
 1997...................    --    --   81,250    813    554,994   (255,417)     300,390
  Net loss prior to
   Reorganization.......    --    --      --     --         --     (43,923)     (43,923)
                         ------  ----  ------   ----   --------   --------      -------
                            --    --   81,250    813    554,994   (299,340)     256,467
  Effect of
   Reorganization
   (note 1).............    --    --      --     --    (299,340)   299,340          --
  Net loss after
   Reorganization.......    --    --      --     --         --     (48,816)     (48,816)
                         ------  ----  ------   ----   --------   --------      -------
Balance at December 31,
 1998...................    --    --   81,250    813    255,654    (48,816)     207,651
  Initial public
   offering, net of
   offering expenses of
   $19,618 (note 1)..... 20,700   207     --     --     269,975        --       270,182
  Issuance of common
   stock for
   acquisitions (note
   2)...................  2,498    25     --     --      27,839        --        27,864
  Issuance of common
   stock upon exercise
   of stock options.....    309     2     --     --       6,482        --         6,484
  Conversion of shares
   by related party.....     36     1     (36)    (1)       --         --           --
  Net loss..............    --    --      --     --         --     (89,265)     (89,265)
                         ------  ----  ------   ----   --------   --------      -------
Balance at December 31,
 1999................... 23,543  $235  81,214   $812    559,950   (138,081)     422,916
                         ======  ====  ======   ====   ========   ========      =======

                            See accompanying notes.

                            TIME WARNER TELECOM INC.

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                        December 31, 1999, 1998 and 1997

1. Organization and Summary of Significant Accounting Policies

 Description of Business and Capital Structure

   The Company, a Delaware corporation, is a leading fiber facilities-based integrated communications provider in selected metropolitan markets across the United States, offering local businesses "last-mile" broadband connections for data, high-speed internet access, local voice and long distance services.

   Time Warner Cable, as defined below, began the Company's business in 1993 by providing telephony services through cable systems owned by Time Warner Entertainment Company, L.P. ("TWE"), Time Warner Entertainment-Advance/Newhouse Partnership ("TWE-A/N") and Time Warner Inc. ("Time Warner"), collectively referred to as the "Former Parent Companies." "Time Warner Cable" refers to the cable systems owned by TWE, TWE-A/N and Time Warner.

   TWE and TWE-A/N are owned as follows:

    (1) TWE is a partnership of subsidiaries of Time Warner and MediaOne Group, Inc. ("MediaOne"); and

    (2) TWE-A/N is a partnership of TWE, Time Warner and Advance/Newhouse Partnership ("Advance").

   The Company's original business was to provide certain telephony services together with cable television. In January 1997, the Company put in place a new management team that implemented a business strategy focused exclusively on serving business customers, rapidly providing switched services in all the Company's service areas and expanding the range of business telephony services offered by the Company.

   On July 14, 1998, Time Warner Telecom LLC ("TWT LLC") succeeded to the ownership of the Company's business. At that time, Time Warner, MediaOne and Advance (collectively referred to as the "Class B Stockholders") formed TWT LLC to acquire the assets and liabilities of the Company's business from the Former Parent Companies and to conduct the offering on July 21, 1998 of $400 million principal amount 9 3/4% Senior Notes due July 2008 (the "Senior Notes"). In such transaction, referred to as the "Reorganization," the Class B Stockholders (either directly or through subsidiaries) became the owners of all the limited liability company interests in TWT LLC. The Reorganization has been reflected as of July 1, 1998 for accounting purposes.

   On May 10, 1999, in preparation for the Company's initial public offering, TWT LLC was reconstituted as a Delaware corporation (the "Reconstitution") under the name Time Warner Telecom Inc. by merging into a newly formed Delaware corporation. The Company accounted for the Reorganization and the Reconstitution at each of the Class B Stockholders' historical cost basis and, except as noted below, the Reorganization and Reconstitution had no effect on the Company's total stockholders' equity, which has been presented on a consistent basis. In connection with the Reconstitution, the Company's capitalization was authorized to include two classes of common stock, Class A Common Stock and Class B Common Stock. As part of the merger, the outstanding Class A limited liability company interests were converted into Class A Common Stock and the Class B Stockholders exchanged their Class B limited liability company interests in TWT LLC for Class B Common Stock of the newly formed corporation, Time Warner Telecom Inc. Prior to the Reconstitution, the only outstanding Class A interests were those held by the former shareholders of Inc.Net, which the Company acquired in April 1999 (see note 2). Following the Reconstitution, the Class B Stockholders held all of the Company's Class B Common Stock. Accordingly, the accompanying financial statements have been adjusted to retroactively reflect the authorization and issuance of the shares of Class A Common Stock and Class B Common Stock for all periods presented.

                            TIME WARNER TELECOM INC.

   On May 14, 1999, in conjunction with the Reconstitution, the Company completed an initial public offering of 20,700,000 shares, including an over-allotment of 2,700,000 shares, of Class A Common Stock at a price of $14 per share (the "IPO"). The IPO generated $270.2 million in proceeds for the Company, net of underwriting discounts and expenses. The net proceeds were used primarily to repay indebtedness to the Former Parent Companies (see note 5). Remaining proceeds have been and will continue to be used to fund the Company's continued growth, which may include acquisitions and joint ventures, and for general corporate purposes.

   As a result of the IPO, the Company has two classes of Common Stock outstanding, Class A Common Stock and Class B Common Stock. Holders of Class A Common Stock have one vote per share and holders of Class B Common Stock have ten votes per share. Each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class. However, some matters require the approval of 100% of the holders of the Class B Common Stock voting separately as a class, and some matters require the approval of a majority of the holders of the Class A Common Stock, voting separately as a class. Upon completion of the IPO, the Class B Stockholders owned all of the 81,250,000 shares of outstanding Class B Common Stock. Subsequent to the IPO, 35,715 shares of Class B Common Stock were converted into Class A Common Stock. As of December 31, 1999, the Class B Stockholders had approximately 97.2% of the combined voting power of the outstanding common stock.

   The Company also is authorized to issue shares of Preferred Stock. The Company's board of directors has the authority to establish the voting powers, the preferences and special rights for the Preferred Stock. No such voting powers, preferences or special rights have been established and no shares of Preferred Stock have been issued as of December 31, 1999.

   On May 6, 1999, MediaOne and AT&T Corp. ("AT&T") entered into a merger agreement providing for MediaOne to be acquired by AT&T. The MediaOne stockholders have approved the merger, but the merger is subject to various regulatory approvals. There is no assurance that the approvals will be obtained or that the merger will be consummated. If the merger is completed, the Class B Common Stock beneficially owned by MediaOne (through a subsidiary) will be beneficially owned by AT&T. However, the transaction will not affect the MediaOne subsidiary's rights as a Class B Stockholder.

   On January 10, 2000, Time Warner announced an agreement to merge with America Online, Inc. ("AOL") in a stock-for-stock transaction that would create a new company called AOL Time Warner Inc. As a result of the mergers, both AOL and Time Warner will become wholly owned subsidiaries of AOL Time Warner. Under the terms of the merger agreement, Time Warner and AOL stock will be converted to AOL Time Warner stock at fixed exchange ratios. Upon consummation of the merger, current Time Warner shareholders will receive approximately 45% of the stock of AOL Time Warner, and current AOL shareholders will receive approximately 55%. If the merger is completed, the Class B Common Stock beneficially owned by Time Warner will be beneficially owned by AOL Time Warner and its subsidiaries. However, the transaction will not affect the rights of Time Warner subsidiaries as Class B Stockholders. The merger is subject to customary closing conditions, including regulatory clearance and stockholder approvals. There is no assurance that the approvals will be obtained or that the merger will be consummated.

 Basis of Presentation

   Until July 14, 1998, the historical financial statements of the Company reflected the "carved out" historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunications operations of the Former Parent Companies, as if they had been operating as a

                            TIME WARNER TELECOM INC.

separate company. Although these financial statements are presented as if the Company had operated as a corporation, the Company operated as a partnership for tax purposes and continued to operate in a partnership structure through May 10, 1999. The consolidated and combined statements of operations have been adjusted to retroactively reflect an allocation of certain expenses pursuant to the final terms of agreements related to the Reorganization, primarily relating to office rent, overhead charges for various administrative functions performed by the Former Parent Companies and certain facility maintenance and pole rental costs. These allocations were required to reflect all costs of doing business and have been based on various methods which management believes result in reasonable allocation of such costs.

 Basis of Consolidation and Accounting for Investments

   The consolidated and combined financial statements include the accounts of the Company and all entities in which the Company has a controlling voting interest ("subsidiaries"). Significant intercompany accounts and transactions have been eliminated. Significant accounts and transactions with the Former Parent Companies are disclosed as related party transactions.

   Investments in entities in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. At December 31, 1998, the Company's investment in unconsolidated affiliate consisted solely of a 50% investment in MetroComm AxS, L.P. ("MetroComm L.P."), a joint venture providing commercial telecommunications services in the central Ohio area. Under the equity method, only the Company's investment in and amounts due to and from the equity investee are included in the consolidated balance sheets, and only the Company's share of the investee's income (losses) are included in the consolidated and combined statements of operations. During the second quarter of 1999, the remaining 50% of MetroComm L.P. was acquired (see note 2) and, accordingly, is accounted for on a consolidated basis as of May 31, 1999.

 Cash, Cash Equivalents and Marketable Securities

   Prior to July 14, 1998, the Company did not maintain any cash or marketable securities since all funding of the Company's operating, investing and financing activities was provided by capital contributions from the Former Parent Companies or by subordinated loans payable to the Former Parent Companies (see note 5). Such funding consisted of subordinated loans during the period from July 1, 1997 through July 14, 1998, and remained outstanding until May 14, 1999. The capital contributions of the Former Parent Companies, which are non-interest bearing, have been included in additional paid-in capital. Prior to repayment of the subordinated loans in May 1999, the subordinated loans, including accrued interest, had been reflected as long-term liabilities in the accompanying consolidated balance sheets.

   The Company considers all highly liquid debt instruments with an original maturity of three months or less, when purchased, to be cash equivalents.

   The Company records its marketable securities in conformity with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement entails categorizing all debt and equity securities as held-to-maturity securities, trading securities, or available-for-sale securities, and then measuring the securities at either fair value or amortized cost.

   Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Interest on securities classified as held-to-maturity is included in interest income.

                            TIME WARNER TELECOM INC.

 Receivables

   The Company does not require collateral for telecommunication services provided to customers. However, the Company performs ongoing credit evaluations of its customers' financial conditions and has provided an allowance for doubtful accounts based on the expected collectability of all accounts receivable. The provision for doubtful accounts was $6.7 million, $2.0 million and $1.2 million for 1999, 1998 and 1997, respectively.

 Property, Plant and Equipment

   Property, plant and equipment are recorded at cost. Construction costs, labor and applicable overhead related to the development, installation and expansion of the Company's networks, and interest costs related to construction are capitalized. During 1999, 1998 and 1997, interest capitalized was not significant. Repairs and maintenance costs are charged to expense when incurred.

   The Company licenses the right to use the majority of its fiber optic cable from Time Warner Cable, in which they are co-located. The cost of these rights, which are prepaid by the Company, is capitalized and reflects an allocable share of Time Warner Cable's costs, which, prior to the Reorganization, generally reflected the incremental costs incurred by Time Warner Cable to construct the fiber for the Company. Subsequent to the Reorganization, the Company pays for its allocable share of the cost of fiber and construction incurred by Time Warner Cable in routes where they are in joint construction. In routes where the Company is not in joint construction with Time Warner Cable, the Company pays for the full cost of construction. Depreciation is provided on the straight-line method over estimated useful lives as follows:

   Buildings and improvements........................................ 5-20 years
   Communications networks........................................... 5-15 years
   Vehicles and other equipment...................................... 3-10 years
   Fiber optic right to use..........................................   15 years

   Property, plant and equipment consist of:

                                                              December 31,
                                                           --------------------
                                                             1999       1998
                                                           ---------  ---------
                                                               (amounts in
                                                               thousands)
   Buildings and improvements............................. $  15,741  $  14,453
   Communications networks................................   556,054    380,150
   Vehicles and other equipment...........................    91,666     58,224
   Fiber optic right to use...............................   205,309    159,292
                                                           ---------  ---------
                                                             868,770    612,119
   Less accumulated depreciation..........................  (191,664)  (117,961)
                                                           ---------  ---------
     Total................................................ $ 677,106  $ 494,158
                                                           =========  =========

 Intangible Assets

   Intangible assets primarily consist of goodwill, deferred right of way costs and covenants not to compete, which are amortized over periods of 10 to 20 years using the straight-line method. Amortization expense amounted to $2.7 million, $2.3 million and $2.0 million for 1999, 1998 and 1997, respectively. Accumulated amortization of intangible assets at December 31, 1999 and 1998, amounted to $7.0 million and $2.2 million, respectively.

                            TIME WARNER TELECOM INC.

 Impairment of Long-Lived Assets

   The Company periodically reviews the carrying amounts of property, plant and equipment and its identifiable intangible assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

 Revenue

   The Company's revenue has been derived primarily from the provision of "private line" or "direct access" telecommunications services; however, an increasing portion is derived from the provision of switched services. The Company's customers are principally telecommunications-intensive business end-users, long distance carriers, internet service providers, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, long distance, data and high-speed internet access services. In addition, the Company benefits from its strategic relationship with the Class B Stockholders both through access rights and construction cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from the Class B Stockholders.

   Revenue for dedicated transport services is generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Revenue for switched services, data and Internet services and long distance are generally billed on a transactional basis determined by customer usage with some fixed rate elements. The transactional elements of switched services are billed in arrears and estimates are used to recognize revenue in the period earned. The fixed rate elements are billed in advance and recognized over the period provided.

   Reciprocal compensation revenue is an element of switched services revenue, which represents compensation from local exchange carriers for local exchange traffic terminated on the Company's facilities originated by other local exchange carriers. Reciprocal compensation is based on contracts between the Company and local exchange carriers. The Company recognizes reciprocal compensation revenue as it is earned, except in such cases where the revenue is under dispute. Under several of its contracts, the local exchange carriers have disputed the payment of reciprocal compensation for traffic terminating to internet service provider customers contending that such traffic was not local. As a result, the Company has filed complaints with various public utility commissions contending that the internet service provider traffic is local. Various of these state public utility commissions have ruled in favor of the Company, but all of these favorable decisions have subsequently been appealed by the local exchange carriers. While the Company believes that these disputes will ultimately be resolved in its favor, the Company only recognizes revenue on a portion of the cash received and defers recognition of a significant portion of this revenue pending outcome of the dispute. As of December 31, 1999, the Company deferred recognition of $32.8 million in reciprocal compensation revenue for payments received associated with these disputes. 1999 switched services revenue includes the recognition of a non-recurring $7.6 million settlement of reciprocal compensation. The Company pays reciprocal compensation expense to the other local exchange carriers for local exchange traffic it terminates on the local exchange carrier's facilities. These costs are recognized as incurred and are reported as a component of operating expenses in the Consolidated and Combined Statements of Operations.

 Significant Customers

   The Company has substantial business relationships with a few large customers, including the major long distance carriers. For the years ended December 31, 1999 and 1998, the Company's top 10 customers accounted

                            TIME WARNER TELECOM INC.

for 39% and 38% of the Company's consolidated and combined revenue, respectively. AT&T accounted for more than 10% of the Company's total revenue in 1999 and AT&T and MCI WorldCom, Inc., accounted for more than 10% of the Company's total revenue in 1998. However, a substantial portion of such revenue results from traffic that is directed to the Company by the Company's customers who have selected such carriers as their long distance providers. Revenue includes sales to both AT&T and MCI WorldCom, Inc. (including sales directed to the Company by the Company's customers) of approximately $58.8 million, $28.9 million and $14.7 million 1999, 1998 and 1997, respectively.

 Segment Reporting

   The Company operates in 21 service areas and the Company's management makes decisions on resource allocation and assesses performance based on total revenue, EBITDA and capital spending of these operating locations. Each of the service areas offers the same products and services, have similar customers and networks, are regulated by the same type of authorities, and are managed directly by the Company's executives, allowing the 21 service areas to be aggregated, resulting in one reportable line of business.

 Loss Per Common Share

   The Company computes loss per common share in accordance with the provisions of Statement of Financial Accounting Standard No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 requires companies with complex capital structures to present basic and diluted earnings per share. Basic earnings per share is measured as the income or loss available to common stockholders divided by the weighted average outstanding common shares for the period. Diluted earnings per share is similar to basic earnings per share, but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, stock options, etc.) as if they had been converted at the beginning of the periods presented. Potential common shares that have an anti-dilutive effect (e.g., those that increase income per share or decrease loss per share) are excluded from diluted earnings per share.

   The basic and diluted loss per common share for all periods presented herein was computed by dividing the net loss attributable to common shares by the weighted average outstanding common shares for the period. Potential common shares were not included in the computation of weighted average shares outstanding because their inclusion would be anti-dilutive.

 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

   Certain prior year amounts have been reclassified for comparability with the 1999 presentation.

2. Acquisitions

   During the second quarter of 1999, the Company acquired all of the outstanding common stock of Inc.Net, an internet service provider, for consideration consisting of $3.8 million of Class A limited liability interests in TWT LLC, the Company's predecessor, approximately $3.5 million in net cash and the assumption of $1.9 million in liabilities. At the time of the IPO, such Class A limited liability interests were converted into 307,550

                            TIME WARNER TELECOM INC.

shares of Class A Common Stock of the Company. The Class A Common Stock of the Company into which the limited liability interests were converted will be held in escrow to be released to the former Inc.Net shareholders over a period of three years. Through the acquisition of this subsidiary, the Company plans to manage current and future data networks and provide new internet products. The transaction was accounted for under the purchase method of accounting and generated $6.9 million in goodwill, which is being amortized on a straight-line basis over a ten-year period. Amortization expense for 1999 was approximately $462,000.

   During the second quarter of 1999, the Company acquired all of the outstanding common stock of MetroComm through the issuance of 2,190,308 shares of Class A Common Stock of the Company valued at $24.1 million, and the assumption of $20.1 million in liabilities. Through the acquisition of MetroComm, the Company acquired the 50% interest of MetroComm AxS, L.P. not already owned by the Company. After the acquisition, the Company's Columbus, Ohio assets were transferred to MetroComm L.P. and all operations in Columbus, Ohio are now reported under the new entity. The transaction was accounted for under the purchase method of accounting and generated $18.8 million in goodwill, which is being amortized on a straight-line basis over a ten-year period. Amortization expense for 1999 was approximately $1.1 million.

   The two acquisitions completed during 1999 are summarized as follows (amounts in thousands):

                                                                         1999
                                                                       --------
   Recorded value of assets acquired.................................. $ 32,003
   Goodwill...........................................................   25,746
   Elimination of investment in unconsolidated affiliate..............   (5,278)
   Assumed liabilities................................................  (22,042)
   Common stock issued in acquisitions................................  (27,864)
                                                                       --------
     Cash paid for acquisitions....................................... $  2,565
                                                                       ========

   Since both acquisitions are accounted for as purchases, the results of operations of Inc.Net and MetroComm are consolidated with the Company's results of operations from their respective acquisition dates. Had both acquisitions occurred on January 1, 1998, revenue, net loss, and basic and diluted loss per common share would not have been materially different for 1998 and 1999.

3. Marketable Securities

   The Company's marketable securities portfolio includes shares of money market mutual funds, corporate debt securities, certificates of deposit with banks and foreign government debt securities. All of the Company's marketable securities are categorized as "held-to-maturity" and carried at amortized cost.

                           TIME WARNER TELECOM INC.

   Marketable securities at December 31, 1999 and 1998 were as follows:

                                                           1999        1998
                                                        ----------- -----------
                                                        (amounts in thousands)
   Cash equivalents:
     Shares of money market mutual funds............... $     4,510 $     3,338
     Certificates of deposit with banks................         --        5,000
     Corporate and municipal debt securities...........      77,267      93,394
                                                        ----------- -----------
                                                             81,777     101,732
                                                        ----------- -----------
   Current marketable securities:
     Certificates of deposit with banks................      54,797      57,014
     Corporate and municipal debt securities...........     119,188     169,085
     Foreign government debt securities................         --        5,008
                                                        ----------- -----------
                                                            173,985     231,107
                                                        ----------- -----------
   Long-term marketable securities:
     Corporate debt securities.........................         --       19,750
                                                        ----------- -----------
       Total marketable securities..................... $   255,762 $   352,589
                                                        =========== ===========

   The estimated fair value of the marketable securities is not materially different from the amortized cost.

4. Long-Term Debt

   The Senior Notes are unsecured, unsubordinated obligations of the Company. Interest on the Senior Notes is payable semi-annually on January 15 and July 15, and began on January 15, 1999. Interest expense, including amortization of debt discount, relating to the Senior Notes totaled approximately $40.3 million and $17.9 million for 1999 and 1998, respectively. At December 31, 1999, the fair market value for the $400 million of Senior Notes was $415 million, based on market prices.

   The Senior Notes are governed by an Indenture that contains certain restrictive covenants. Such restrictions affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with shareholders and affiliates, issue capital stock of subsidiaries, create liens, sell assets and engage in mergers and consolidations.

5. Subordinated Loans Payable to the Former Parent Companies

   During the period from July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with subordinated loans from the Former Parent Companies. Such loans remained outstanding, accruing interest, through May 14, 1999. Such loans from the Former Parent Companies were subordinated in right of payment to the Senior Notes, except for a provision allowing repayment prior to maturity with the net proceeds of any offering of common stock or equivalent interest of the Company. Such loans bore interest (payable in kind) at The Chase Manhattan Bank's prime rate, which was 7.75% from January 1, 1999 through the payoff of the loan in May 1999. Interest expense relating to such loans totaled approximately $5.1 million, $11.6 million and $1.5 million for 1999, 1998 and 1997, respectively. On May 14, 1999, approximately $180 million of the proceeds from the IPO were used to repay the subordinated loans payable to the Former Parent Companies in full, including accrued interest.

                            TIME WARNER TELECOM INC.

6. Related Party Transactions

   In the normal course of business, the Company engages in various transactions with the Former Parent Companies, generally on negotiated terms among the affected units that, in management's opinion, result in reasonable allocations.

   The Company licenses the right to use the majority of its fiber optic cable from Time Warner Cable. The Company paid Time Warner Cable $16.8 million, $23.8 million and $32.5 million for 1999, 1998 and 1997, respectively, under this arrangement. Such costs have been capitalized by the Company. The amortization expense of these costs and fiber previously capitalized in the amount of $10.8 million, $9.0 million and $7.1 million for 1999, 1998 and 1997, respectively, has been classified as a component of depreciation and amortization expense in the accompanying consolidated and combined statements of operations. In addition, under this licensing arrangement, the Company reimburses Time Warner Cable for facility maintenance and pole rental costs, which aggregated $2.5 million, $2.0 million and $1.7 million for 1999, 1998 and 1997, respectively.

   The Company's operations, which in certain cases are co-located with Time Warner Cable's divisions, are allocated a charge for various overhead expenses for services provided by such divisions. Prior to the Reorganization, such allocations were based on direct labor, total expenses or headcount relative to each operating unit. The Company is also allocated rent based on the square footage of space occupied by the Company at Time Warner Cable's facilities. After the Reorganization, these costs are based on contracts with Time Warner Cable. Such charges aggregated approximately $1.6 million, $2.1 million and $4.4 million for 1999, 1998 and 1997, respectively.

   During the period July 1, 1997 through May 14, 1999, the Former Parent Companies provided all or a portion of the Company's financing requirements. Interest expense relating to such loans aggregated approximately $5.1 million, $11.6 million and $1.5 million for 1999, 1998 and 1997, respectively (see note
5).

   During 1998 and 1997, the Company participated in the Time Warner Cable Pension Plan (the "TW Pension Plan"), a noncontributory defined benefit pension plan which covered approximately 75% of all employees. The remaining 25% of employees participated in a pension plan under the administration of MediaOne, their previous employer (the "MediaOne Pension Plan"). The Company also participated in the Time Warner Cable Employees Savings Plan (the "Savings Plan"), a defined contribution plan. Both the TW Pension Plan and Savings Plan were administered by a committee appointed by the Board of Representatives of TWE and covered substantially all employees.

   Benefits under the TW Pension Plan are determined based on formulas which reflect employees' years of service and compensation levels during their employment period. Total pension cost aggregated $1.1 million for 1998 and 1997.

   Benefit costs under the MediaOne Pension Plan for certain employees of the Company aggregated $0.8 million and $0.6 million for 1998 and 1997, respectively.

   The Company's contributions to the Savings Plan represented up to 6.67% of the employees' compensation during the plan year. Defined contribution plan expense aggregated $1.0 million and $0.7 million for 1998 and 1997, respectively.

   As of January 1, 1999, the Company did not participate in the TW Pension Plan, the MediaOne Pension Plan or the Savings Plan because the Company adopted its own benefit plans (see note 10). The Company has no future obligation to fund either the TW Pension Plan or the MediaOne Pension Plan.

                            TIME WARNER TELECOM INC.

7. Income Taxes

   On May 10, 1999, in conjunction with the Reconstitution, a one-time charge to earnings of $39.4 million was recorded to recognize the net deferred tax liability associated with the change from a limited liability company to a corporation, as all of the Company's tax operating losses prior to May 10, 1999 were absorbed by the Former Parent Companies. The income tax benefit for 1999, shown below, includes the effect of the Reconstitution and the tax impact of operations from the date of the Reconstitution through December 31, 1999.

   Income tax expense is summarized as follows (amounts in thousands):

   Total income tax expense.........................................  $29,804
   Less--tax benefit related to exercise of non-qualified stock
    options.........................................................   (2,678)
                                                                      -------
     Total deferred income taxes....................................   27,126
     Less current...................................................      --
                                                                      -------
     Net deferred...................................................  $27,126
                                                                      =======

   Variations from the federal statutory rate for activity since the Reconstitution date are as follows:

   Expected federal income tax benefit at statutory rate............    (35.0)%
   Effect of net operating losses incurred prior to the
    Reconstitution..................................................     18.5
   Effect of the initial deferred tax liability recorded at the time
    of the Reconstitution...........................................     66.4
   Effect of permanent differences..................................      1.1
   State income tax benefit, net of federal income tax benefit......     (2.1)
   Other............................................................      1.2
                                                                      -------
   Income tax expense...............................................     50.1%
                                                                      =======

   Significant components of the Company's net deferred tax liability at December 31, 1999 are as follows (amounts in thousands):

   Deferred tax assets:
     Accrued expenses...............................................  $ 4,933
     Allowance for doubtful accounts................................    3,159
     Net operating losses since the Reconstitution..................    5,869
                                                                      -------
       Total deferred tax assets....................................   13,961
                                                                      -------

   Deferred tax liability--depreciation and amortization............   41,087
                                                                      -------

       Net deferred tax liability...................................  $27,126
                                                                      =======

   At December 31, 1999, the Company has a net operating loss carryforward since the Reconstitution for federal income tax purposes of approximately $14.6 million. The net operating loss carryforward is scheduled to expire in 2019.

8. Option Plans--Common Stock and Stock Options

 Time Warner Telecom 1998 Option Plan

   The Company maintains a stock option plan reserving 9,027,000 shares of Class A Common Stock to be issued to officers and key employees under terms and conditions to be set by the Company's board of directors.

                            TIME WARNER TELECOM INC.

Generally, the options vest over periods of up to four years and expire ten years from the date of issuance. Such options have generally been granted to employees of the Company at an estimated fair value at the date of grant, and accordingly, no compensation cost has been recognized by the Company relating to such option plan.

   During 1999, the Company granted options to purchase 100,000 shares outside of the option plan. Deferred compensation expense of $2.1 million was recorded and will be amortized on a straight-line basis over the four-year vesting period. In 1999, stock compensation expense of approximately $88,000 was recorded for such options and are reported as a component of selling, general and administrative expenses in the accompanying consolidated and combined statements of operations.

   The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options is generally equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized. SFAS No. 123, "Accounting and Disclosure of Stock-Based Compensation," establishes an alternative method of expense recognition for stock-based compensation awards to employees based on fair values. The Company elected not to adopt SFAS No. 123 for expense recognition purposes.

   Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1999, respectively: risk-free interest rate of 6.5% during each period; dividend yield of 0.0% during each period; volatility factor of the expected market price of the Company's common stock of 0.74 for 1999; and a weighted-average expected life of the option of five years during each period.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   The weighted-average fair value of options granted during 1998 and 1999 was $3.33 and $19.98, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net loss and pro forma net loss per share applicable to Class A Common Stock as if the company had used the fair value accounting provisions of SFAS No. 123 would be a loss of $103.1 million and a loss per share of $1.07 for the year ended December 31, 1999. The Company's shares were not publicly traded and no shares were exercisable as of December 31, 1998.

                            TIME WARNER TELECOM INC.

   A summary of the Company's stock option activity, and related information for the year ended December 31, 1999 and 1998 are as follows:

                                       1999                        1998
                            --------------------------- ---------------------------
                                       Weighted Average            Weighted Average
                             Options    Exercise Price   Options    Exercise Price
                            ---------  ---------------- ---------  ----------------
   Options outstanding at
    beginning of year...... 5,810,750       $12.00            --        $   --
   Granted................. 2,950,750        29.90      6,115,250        12.00
   Exercised...............  (309,849)       12.00            --           --
   Forfeited...............  (277,594)       12.63       (304,500)       12.00
                            ---------                   ---------
   Options outstanding at
    end of year............ 8,174,057        18.44      5,810,750        12.00
                            =========                   =========
   Exercisable at end of
    year................... 1,784,036       $12.00            --        $12.00
                            =========                   =========

   Exercise prices for options outstanding as of December 31, 1999, are as follows:

                             Options Outstanding                      Options Exercisable
              ------------------------------------------------- --------------------------------
                   Number           Weighted                         Number
  Range of    Outstanding as of     Average         Weighted    Exercisable as of     Weight
  Exercise      December 31,       Remaining        Average       December 31,       Average
   Prices           1999        Contractual Life Exercise Price       1999        Exercise Price
  --------    ----------------- ---------------- -------------- ----------------- --------------
$12.00-12.00      5,465,557           8.64           $12.00         1,784,036         $12.00
 14.00-34.00        662,250           9.51            21.38                 0           0.00
 34.50-34.50      2,000,000           9.88            34.50                 0           0.00
 35.75-48.13         46,250           9.96            43.02                 0           0.00
                  ---------                                         ---------
                  8,174,057           9.02           $18.44         1,784,036         $12.00
                  =========                                         =========

9. Commitments and Contingencies

   The Company leases office space and furniture, switching facilities and fiber optic use rights. Certain of these leases contain renewal clauses.

                            TIME WARNER TELECOM INC.

   At December 31, 1999, commitments under capital and non-cancelable operating leases with terms in excess of one year were as follows:

                                                       Capital      Operating
                                                        Leases        Leases
                                                      -----------  ------------
                                                      (amounts in thousands)
   Year ended December 31:
     2000............................................ $       737       11,023
     2001............................................         736        9,152
     2002............................................         519        9,003
     2003............................................         433        8,804
     2004............................................         401        8,449
     Thereafter......................................       5,416       51,549
                                                      -----------   ----------
       Total minimum lease payments..................       8,242       97,980
                                                                    ==========
   Less amount representing interest.................      (4,139)
                                                      -----------
   Present value of obligations under capital
    leases...........................................       4,103
   Less current portion of obligations under capital
    leases...........................................        (476)
                                                      -----------
   Obligations under capital leases, excluding
    current portion.................................. $     3,627
                                                      ===========

   The obligations under capital leases have been discounted at an imputed interest rate of 9.75%. Rental expense under operating leases, aggregated $9.4 million, $7.0 million and $5.4 million for 1999, 1998 and 1997, respectively.

   Pending legal proceedings are substantially limited to litigation incidental to the business of the Company. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial statements.

10. Employee Benefit Plans

   Effective January 1, 1999, the Company adopted the "TWTC 401(k) by Time Warner Telecom" qualified retirement plan (the "401(k) Plan"). Employees who meet certain eligibility requirements may contribute up to 15% of their eligible compensation, subject to statutory limitations, to a trust for investment in several diversified investment choices, as directed by the employee. The Company made a matching contribution of 100% of each employee's contribution up to a maximum of 5% of the employee's eligible compensation. Contributions to the 401(k) Plan aggregated $3.3 million for 1999.

   Effective January 1, 2000, the Company adopted the "Time Warner Telecom 2000 Qualified Stock Purchase Plan" (the "Stock Purchase Plan"). Employees who meet certain eligibility requirements may elect to designate up to 15% of their eligible compensation to be used to purchase shares of the Company's Class A Common Stock, up to an annual limit of $25,000 in the Company's Class A Common Stock, at a 15% discount to fair market value. Stock purchases occur twice a year on January 1 and July 1, with the price per share equaling the lower of 85% of the market price at the beginning or end of the offering period. Subject to stockholder approval at the Company's annual meeting, the Company is authorized to issue a total of 750,000 shares of the Company's Class A Common Stock to participants in the Stock Purchase Plan.

                           TIME WARNER TELECOM INC.

11. Quarterly Results of Operations (Unaudited)

   The following summarizes the Company's unaudited quarterly results of operations for 1999 and 1998:

                                              Three Months Ended
                                  --------------------------------------------
                                  March 31  June 30   September 30 December 31
                                  --------  --------  ------------ -----------
                                   (dollars in thousands, except per share
                                                   amounts)
   Year Ended December 31, 1999
     Total revenue(1)............ $ 47,589  $ 58,381    $ 71,315    $ 91,468
     Operating income (loss).....  (15,536)  (11,340)     (8,561)      4,449
     Net loss....................  (24,642)  (53,178)     (9,115)     (2,330)
     Basic and diluted loss per
      common share...............    (0.30)    (0.57)      (0.09)      (0.02)
   Year Ended December 31, 1998
     Total revenue...............   22,048    27,047      32,686      40,091
     Operating loss..............  (19,719)  (19,407)    (17,532)    (16,741)
     Net loss....................  (21,788)  (22,135)    (24,490)    (24,326)
     Basic and diluted loss per
      common share............... $  (0.27) $  (0.27)   $  (0.30)   $  (0.30)

--------
(1) Total revenue for the quarter ended December 31, 1999 includes the recognition of a non-recurring $7.6 million settlement of reciprocal compensation.

   The total net loss per share for the 1999 quarter does not equal net loss per share for the respective year as the per share amounts for each quarter and for the year are computed based on their respective discrete periods.

                            TIME WARNER TELECOM INC.

                 SCHEDULE II--VALUATION OF QUALIFYING ACCOUNTS
                  Years Ended December 31, 1999, 1998 and 1997

                                               Additions/
                                    Balance at Charges to            Balance at
                                    Beginning  Costs and               End of
                                    Of Period   Expenses  Deductions   Period
                                    ---------- ---------- ---------- ----------
                                              (amounts in thousands)
For the Year ended December 31,
 1999:
  Allowance for doubtful accounts
   receivable......................   $2,692     $6,735    $(1,570)    $7,857
                                      ======     ======    =======     ======
For the Year ended December 31,
 1998:
  Allowance for doubtful accounts
   receivable......................      776      2,020       (104)     2,692
                                      ======     ======    =======     ======
For the Year ended December 31,
 1997:
  Allowance for doubtful accounts
   receivable......................   $  193     $1,213    $  (630)    $  776
                                      ======     ======    =======     ======

                               15,289,842 Shares

[LOGO OF TIME WARNER TELECOM]

                            Time Warner Telecom Inc.


                              Class A Common Stock

                                  -----------
                                   PROSPECTUS
                          , 2000

                                  -----------

Lehman Brothers                                       Morgan Stanley Dean Witter

                                  -----------

                            Bear, Stearns & Co. Inc.

                          Donaldson, Lufkin & Jenrette

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses payable by us in connection with the registration of the offering of the shares. All expenses other than the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimates.

      SEC Registration Fee............................................ $321,044
      NASD Filing Fee................................................. $ 30,500
      Nasdaq National Market Listing Fee.............................. $ 17,500
      Accounting Fees and Expenses.................................... $ 75,000
      Legal Fees and Expenses......................................... $ 80,000
      Printing Expenses............................................... $200,000
      Miscellaneous................................................... $  5,956
                                                                       --------
        Total......................................................... $730,000
                                                                       ========

   The Company will pay all expenses of registration, issuance and distribution of the shares being sold by the selling stockholder, excluding fees and expenses of counsel to the selling stockholder and any underwriting commissions and discounts, filing fees and transfer or other taxes, which shall be borne by the selling stockholder.

ITEM 14. Indemnification of Directors and Officers.

   Article VI of the Restated Certificate of Incorporation of Time Warner Telecom Inc. (the "Company") provides that to the fullest extent permitted under the General Corporation Law of the State of Delaware (the "DGCL"), a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

   Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

  . for any breach of the director's duty of loyalty to the corporation or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

  . for any transaction from which the director derived an improper personal benefit.

   Article VII of the By-laws of the Company provides that to the fullest extent permitted under the DGCL, the Company will indemnify and hold harmless any person that was or is made or threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company. Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. The Company also has obtained insurance policies which provide coverage for the Company's directors and officers in certain situations, including some situations where the Company cannot directly indemnify the directors of officers.

Item 15. Recent Sales of Unregistered Securities.

   During the past three years, except as set forth in the next four sentences, the Company has not sold any securities without registration under the Securities Act. Immediately prior to the date of the Company's Registration Statement on Form S-1 dated May 11, 1999 (Registration No. 333-49439), the Company issued 81,250,000 shares of its Class B Common Stock to the Class B Stockholders, in a private placement under Section 4(2) of the Securities Act. In April 1999, the Company issued 307,550 shares of Class A Common Stock in connection with the Company's acquisition of Internet Connect, Inc. in a private placement under Section 4(2) of the Securities Act. In March 1999, the Company issued options to acquire Class A limited liability company interests in TWT LLC which, in connection with the Reorganization, were converted into options to acquire 41,667 shares of Class A Common Stock to its former president and CEO, Steven McPhie, in a private placement under Section 4(2) of the Securities Act. During the second quarter of 1999, the Company issued 2,190,308 shares of Class A Common Stock to the former partners of MetroComm in a private placement under Section 4(2) of the Securities Act in connection with the acquisition of the remaining 50% of MetroComm that the Company did not own.

ITEM 16. Exhibits and Financial Statement Schedules.

   (a)(1), (2) The Financial Statements and Schedule II--Valuation and Qualifying Accounts listed on the index on Page F-1 following are included herein by reference. All other schedules are omitted, either because they are not applicable or because the required information is shown in the financial statements or the notes thereto.

   (3) Exhibits

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
  1.1    Underwriting Agreement

  2.1    Reorganization Agreement among Time Warner Companies, Inc., MediaOne
         Group, Inc., Advance/Newhouse Partnership, Time Warner Entertainment
         Company, L.P., and Time Warner Entertainment-Advance/Newhouse
         Partnership (filed as Exhibit 2.1 to TWT LLC's Quarterly Report on
         Form 10-Q for the quarter ended June 30, 1998)*

  2.2    Merger Agreement among the Company, TWT LLC and TWT Inc. (filed as
         Exhibit 2.2 to the Company's Registration Statement on Form S-1
         (Registration No. 333-49439))*

  3.1    Restated Certificate of Incorporation of the Company (filed as Exhibit
         3.1 to the Company's Registration Statement on Form S-1 (Registration
         No. 333-49439))*

  3.2    Restated By-laws of the Company (filed as Exhibit 3.2 to the Company's
         Registration Statement on Form S-1 (Registration No. 333-40439))*

  4.1    Stockholders Agreement, among the Company, Time Warner Companies,
         Inc., American Television and Communications Corporation, MediaOne
         Group, Inc., Multimedia Communications, Inc. and Advance/Newhouse
         Partnership (filed as Exhibit 4.1 to the Company's Registration
         Statement on Form S-1 (Registration No. 333-49439))*

  4.2    Indenture, between TWT LLC, TWT Inc. and The Chase Manhattan Bank, as
         Trustee (filed as Exhibit 4.1 to TWT LLC's Quarterly Report on Form
         10-Q for the quarter ended June 30, 1998)*

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
  5.1    Opinion of Cravath, Swaine & Moore

 10.1    Lease, between Quebec Court Joint Venture No. 2, Landlord, and
         Intelligent Advanced Systems, Inc., Tenant, dated June 3, 1994 (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1
         (Registration No. 333-53553))*

 10.2    Agreement for Assignment of Lease, dated September 12, 1997, between
         Ingram Micro Inc. and Time Warner Communications Holdings Inc. (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1
         (Registration No. 333-53553))*

 10.3    First Amendment to Lease, dated October 15, 1997, by CarrAmerica
         Realty, L.P. and Time Warner Communications Holdings Inc. (filed as
         Exhibit 10.3 to the Company's Registration Statement on Form S-1
         (Registration No. 333-53553))*

 10.4    TWT LLC 1998 Option Plan as amended December 8, 1999 (filed as Exhibit
         10.4 to the Company's Annual Report on Form 10-K for the year ended
         December 31, 1999)*

 10.5 Employment Agreement between the Company and Larissa L. Herda (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)*

 10.6    Employment Agreement between the Company and Paul B. Jones (filed as
         Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)*

 10.7 Employment Agreement between the Company and A. Graham Powers (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)*

 10.8    Employment Agreement between the Company and David J. Rayner (filed as
         Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)*

 10.9    Employment Agreement between the Company and John T. Blount (filed as
         Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)*

 10.10   Employment Agreement between the Company and Michael Rouleau (filed as
         Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)*

 10.11   Employment Agreement between the Company and Julie Rich (filed as
         Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)*

 10.12   Employment Agreement between the Company and Raymond Whinery (filed as
         Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)*

 10.13   Capacity License Agreement (filed as Exhibit 10.3 to TWT LLC's
         Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)*

 10.14   Trade Name License Agreement (filed as Exhibit 10.4 to TWT LLC's
         Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)*

 10.15   Agreement between AT&T Communications, Inc. and Time Warner
         Communications, dated as of September 15, 1996, as amended on June 1, 1997 (filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1 (Registration No. 333-49439))*

 21.1    Subsidiaries of the Company (filed as Exhibit 21 to the Company's
         Registration Statement on Form S-1 (Registration No. 333-49439))*

 23.1    Consent of Ernst & Young LLP, Independent Auditors

 23.2    Consent of Cravath, Swaine & Moore (included in Exhibit 5)

 24.1    Power of Attorney of the Company's Officers and Directors (included on
         Signature Page)**

--------
 *Incorporated by reference.
**Previously filed as part of this Registration Statement.

   (b) Reports on Form 8-K.

     None.

ITEM 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

     1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of this Registration Statement as of the time it was declared effective.

     2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

     3. It will provide the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, Time Warner Telecom Inc. has duly caused Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 14, 2000.

                                          Time Warner Telecom Inc.

                                               /s/ David J. Rayner

                                          By:
                                             ----------------------------------
                                             Name: David J. Rayner
                                             Title:  Senior Vice President and
                                             Chief Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                 Signature                            Title                  Date
                 ---------                            -----                  ----


(i) Principal Executive Officer


                     *                      President and Chief         April 14, 2000
___________________________________________  Executive Officer and
             Larissa L. Herda                Representative


(ii) Principal Financial Officer


            /s/ David J. Rayner             Senior Vice President and   April 14, 2000
___________________________________________  Chief Financial Officer
              David J. Rayner


(iii) Principal Accounting Officer


                     *                      Vice President, Accounting  April 14, 2000
___________________________________________  and Finance and Chief
              Jill R. Stuart                 Accounting Officer


(iv) Directors


                     *                      Director                    April 14, 2000
___________________________________________
              Glenn A. Britt

                     *                      Director                    April 14, 2000
___________________________________________
               Bruce Clafin

                     *                      Director                    April 14, 2000
___________________________________________
             Richard J. Davies

                 Signature                            Title                  Date
                 ---------                            -----                  ----

                     *                      Director                    April 14, 2000
___________________________________________
              Spencer B. Hays

                     *                      Director                    April 14, 2000
___________________________________________
             Larissa L. Herda

                     *                      Director                    April 14, 2000
___________________________________________
              Douglas Holmes

                     *                      Director                    April 14, 2000
___________________________________________
                 Lisa Hook

                     *                      Director                    April 14, 2000
___________________________________________
              Robert J. Miron

                     *                      Director                    April 14, 2000
___________________________________________
          Audley M. Webster, Jr.

           /s/ James N. Zerefos             Director                    April 14, 2000
___________________________________________
             James N. Zerefos

            /s/ David J. Rayner                                         April 14, 2000
By: _______________________________________
             Attorney-in-Fact

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in the prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  Subject to Completion, dated March 30, 2000

PROSPECTUS

                               15,289,842 Shares


                            Time Warner Telecom Inc.

                              Class A Common Stock

--------------------------------------------------------------------------------

The selling stockholder is offering 15,289,842 shares of our Class A Common Stock. Of the 15,289,842 shares being offered, the selling stockholder is
offering    shares in the U.S. and Canada and    shares outside the U.S. and
Canada. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholder.


Our Class A Common Stock is listed on the Nasdaq National Market under the symbol "TWTC." The last reported sale price of our Class A Common Stock on the Nasdaq National Market on March 29, 2000 was $76.125 per share.

    Investing in the shares involves risks. "Risk Factors" begin on page 7.

                                                           Per Share   Total
                                                           --------- ----------
Public Offering Price..................................... $         $
Underwriting Discount..................................... $         $
Proceeds to Selling Stockholder........................... $         $

We have granted the underwriters a 30-day option to purchase up to 1,400,000 additional shares of Class A Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares
on or about   , 2000.

--------------------------------------------------------------------------------

Lehman Brothers                                       Morgan Stanley Dean Witter

                                 ------------

Bear, Stearns International Limited
                                                    Donaldson, Lufkin & Jenrette

 , 2000

                               15,289,842 Shares

[LOGO OF TIME WARNER TELECOM]

                            Time Warner Telecom Inc.


                              Class A Common Stock

                                  -----------
                                   PROSPECTUS
                          , 2000

                                  -----------

Lehman Brothers                                       Morgan Stanley Dean Witter

                                  -----------

                      Bear, Stearns International Limited

                          Donaldson, Lufkin & Jenrette